Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

between

GOOGLE LLC,

DUPIN INC.

and

MANDIANT, INC.

Dated March 7, 2022

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS & INTERPRETATIONS	2
1.1 Certain Definitions	2
1.2 Additional Definitions	22
1.3 Certain Interpretations	24
1.4 Company Disclosure Letter	27
ARTICLE II THE MERGER	27
2.1 The Merger	27
2.2 The Effective Time	28
2.3 The Closing	28
2.4 Effect of the Merger	28
2.5 Certificate of Incorporation and Bylaws	28
2.6 Directors and Officers of the Surviving Corporation	29
2.7 Effect on Capital Stock	29
2.8 Equity Awards	30
2.9 Exchange of Certificates	33
2.10 No Further Ownership Rights in Company Common Stock	36
2.11 Lost, Stolen or Destroyed Certificates	36
2.12 Required Withholding	36
2.13 Future Dividends or Distributions	37
2.14 Necessary Further Actions	37
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY	37
3.1 Organization; Good Standing	37
3.2 Corporate Power; Enforceability	38
3.3 Company Board Approval; Fairness Opinion; Anti-Takeover Laws	38
3.4 Requisite Stockholder Approval	39
3.5 Non-Contravention	39
3.6 Requisite Governmental Approvals	39
3.7 Company Capitalization.	40
3.8 Subsidiaries; Other Equity Interests	42
3.9 Company SEC Reports	44
3.10 Company Financial Statements; Internal Controls; Indebtedness	44
3.11 No Undisclosed Liabilities	46
3.12 Absence of Certain Changes.	46
3.13 Material Contracts	46
3.14 Real Property	47
3.15 Environmental Matters	48
3.16 Intellectual Property	48
3.17 Privacy, Data Protection and Data Security	53
3.18 Tax Matters	55
3.19 Employee Plans	58

-i-

3.20 Labor Matters	61
3.21 Permits	63
3.22 Compliance with Laws	63
3.23 No Legal Proceedings; Orders	65
3.24 Insurance	65
3.25 Related Person Transactions	66
3.26 Brokers	66
3.27 Government Contracts	67
3.28 Facility Security Clearances; Personnel Security Clearances	69
3.29 No Organizational Conflicts of Interest	70
3.30 Suppliers	70
3.31 Customers	70
3.32 Channel Partners	70
3.33 Products	71
3.34 Exclusivity of Representations and Warranties	71
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	72
4.1 Organization; Good Standing	72
4.2 Power; Enforceability	72
4.3 Non-Contravention	73
4.4 Requisite Governmental Approvals	73
4.5 Legal Proceedings; Orders	74
4.6 Ownership of Company Capital Stock	74
4.7 Brokers	74
4.8 No Parent Vote or Approval Required	74
4.9 Financial Capability	74
4.10 Absence of Stockholder and Management Arrangements	74
4.11 Exclusivity of Representations and Warranties	75
ARTICLE V INTERIM OPERATIONS OF THE COMPANY	76
5.1 Affirmative Obligations	76
5.2 Forbearance Covenants	76
5.3 No Solicitation of Acquisition Proposals	81
5.4 No Control of the Other Party’s Business	86
ARTICLE VI ADDITIONAL COVENANTS	86
6.1 Efforts; Required Action and Forbearance	86
6.2 Proxy Statement and Other Required SEC Filings	89
6.3 Company Stockholder Meeting	91
6.4 Conversion of Company Convertible Preferred Stock	93
6.5 Anti-Takeover Laws	93
6.6 Access	93
6.7 Remediation	95
6.8 Section 16(b) Exemption	95
6.9 Directors’ and Officers’ Exculpation, Indemnification and Insurance	95
6.10 Employee Matters	97

-ii-

6.11 Obligations of Merger Sub	100
6.12 Notification of Certain Matters	101
6.13 Public Statements and Disclosure	102
6.14 Transaction Litigation	102
6.15 Stock Exchange Delisting; Deregistration	102
6.16 Additional Agreements	102
6.17 Parent Vote at Merger Sub	103
6.18 Compliance with Securities Agreements; Company Convertible Notes and Indebtedness	103
6.19 Director Resignations	105
ARTICLE VII CONDITIONS TO THE MERGER	106
7.1 Conditions to Each Party’s Obligations to Effect the Merger	106
7.2 Conditions to the Obligations of Parent and Merger Sub	106
7.3 Conditions to the Company’s Obligations to Effect the Merger	108
ARTICLE VIII TERMINATION	108
8.1 Termination	108
8.2 Manner and Notice of Termination; Effect of Termination	110
8.3 Fees and Expenses	110
ARTICLE IX GENERAL PROVISIONS	113
9.1 Survival of Representations, Warranties and Covenants	113
9.2 Notices	114
9.3 Amendment	115
9.4 Extension; Waiver	115
9.5 Assignment	115
9.6 Confidentiality	116
9.7 Entire Agreement	116
9.8 Third Party Beneficiaries	116
9.9 Severability	116
9.10 Remedies	116
9.11 Governing Law	117
9.12 Consent to Jurisdiction	118
9.13 WAIVER OF JURY TRIAL	118
9.14 Counterparts	118
9.15 No Limitation	119

EXHIBITS

Exhibit A                     Form of Exclusive Forum By-law

SCHEDULES

Schedule 7.1(b)          Antitrust and Foreign Investment Laws

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AGREEMENT AND PLAN OF MERGER

This agreement and plan of merger (this “Agreement”) is dated March 7, 2022, between Google LLC, a Delaware limited liability company (“Parent”), Dupin Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Mandiant, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the meanings given to them in Article I.

RECITALS

A.       The Company Board has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (collectively with the other transactions contemplated by this Agreement, the “Merger” and, collectively with the transactions contemplated by the Voting Agreements (as defined below), the “Transactions”) in accordance with the DGCL upon the terms and subject to the conditions set forth in this Agreement; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations in this Agreement, and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement; (iii) directed that the adoption of this Agreement be submitted to a vote of the Company Stockholders at a meeting of the Company Stockholders; (iv) recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger in accordance with the DGCL; and (v) approved the Voting Agreements and the transactions contemplated thereby.

B.       Each of Parent and the board of directors of Merger Sub has (i) declared it advisable to enter into this Agreement and, in the case of Parent, the Voting Agreements; (ii) approved the execution and delivery of this Agreement and, in the case of Parent, the Voting Agreements, the performance of their respective covenants and other obligations under this Agreement and, in the case of Parent, the Voting Agreements, and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement and, in the case of Parent, the other Transactions; (iii) directed that the adoption of this Agreement be submitted to a vote of Parent in its capacity as Merger Sub’s sole stockholder; and (iv) recommended that Parent vote in favor of the adoption of this Agreement and the approval of the Merger in accordance with the DGCL.

C.       Concurrent with the execution and delivery of this Agreement, certain holders of outstanding Company Common Stock and/or Company Convertible Preferred Stock have entered into conversion, voting and support agreements or voting and support agreements (each, as it may be amended from time to time, a “Voting Agreement”) in favor of Parent, whereby such stockholders have agreed, in the case of holders of Company Convertible Preferred Stock, to convert all of the Company Convertible Preferred Stock into Company Common Stock in advance of the Effective Time, and, in all such cases, to vote in favor of the adoption of this Agreement, and otherwise take certain steps to support the consummation of the Transactions.

AGREEMENT

The Parties therefore agree as follows:

ARTICLE I
DEFINITIONS & INTERPRETATIONS

1.1           Certain Definitions. For all purposes of this Agreement, the following capitalized terms have the following respective meanings:

(a)           “Acceptable Confidentiality Agreement” means a customary confidentiality agreement (whether in effect as of the execution of this Agreement or executed after the execution of this Agreement) containing terms no less restrictive to the counterparty than those contained in the Confidentiality Agreement (except for such changes necessary in order for the Company to be able to comply with its obligations under this Agreement).

(b)           “Acquisition Proposal” means any offer, indication of interest or proposal or any inquiry about making an offer, indication of interest or proposal (in each case, other than by Parent or Merger Sub) relating to an Acquisition Transaction.

(c)           “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i)              any direct or indirect purchase or other acquisition by any Person or Group (other than Parent or Merger Sub or any of their Affiliates, or any Group that includes Parent or Merger Sub or any of their Affiliates), whether from the Company or any other Person, of securities representing more than 15 percent (15%) of the total outstanding voting power of the Company or more than 15 percent (15%) of the total outstanding shares of capital stock of the Company (on an as-converted basis) after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 15 percent (15%) of the total outstanding voting power of the Company or more than 15 percent (15%) of the total outstanding shares of capital stock of the Company (on an as-converted basis) after giving effect to the consummation of such tender offer or exchange offer;

(ii)             any direct or indirect purchase, license, lease or other acquisition by any Person or Group (other than Parent or Merger Sub or any of their Affiliates, or any Group that includes Parent or Merger Sub or any of their Affiliates) of assets constituting or accounting for more than 15 percent (15%) of the revenue, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole; or

(iii)            any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, joint venture or other transaction involving the Company (or any of its Subsidiaries whose business accounts for more than 15 percent (15%) of the revenue, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole) pursuant to which any Person or Group (other than Parent or Merger Sub or any of their Affiliates, or any Group that includes Parent or Merger Sub or any of their Affiliates) would hold securities representing more than 15 percent (15%) of the total outstanding voting power or the total outstanding shares of capital stock of the Company (on an as converted basis), such Subsidiary, or the surviving company succeeding or holding the Company or such Subsidiary after giving effect to the consummation of such transaction.

(d)           “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise (provided that, for the avoidance of doubt, none of Parent, Merger Sub and their respective Affiliates shall be deemed, as a result of the Voting Agreements, to be affiliates of the Company or any of the stockholder counterparties to the Voting Agreements).

(e)           “Anti-Bribery Laws” means, collectively, the FCPA, the UK Bribery Act 2010, applicable Laws passed pursuant to the Organization for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and any other applicable anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws.

(f)            “Antitrust and Foreign Investment Laws” means, collectively, the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger and all applicable Laws and Orders relating to foreign investment or that provide for the review of national security or defense matters or the national interest in connection with the cross-border acquisition of any interest in or assets of a business under the jurisdiction of a Governmental Authority.

(g)           “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2021, set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2021.

(h)           “Bid” means each outstanding bid, quotation or proposal by the Company in connection with a Company Government Contract or Company Government Subcontract.

(i)            “Business Day” means each day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of San Francisco is closed.

(j)            “Bylaws” means the bylaws of the Company in effect as of the date of this Agreement.

(k)           “Capitalization Date” means 5:00 p.m. on March 4, 2022.

(l)            “CARES Act” means the Coronavirus Aid, Relief and Economic Security Act (H.R. 748), Pub. L. 116-136 (March 27, 2020).

(m)          “Certificate of Designations” means that Certificate of Designations, dated December 11, 2020, setting forth the powers, designations, preferences, relative participation, and other rights and the qualifications, limitations and restrictions of, the Company Convertible Preferred Stock.

(n)           “Certificate of Merger” means the certificate of merger, in customary form, relating to the Merger.

(o)           “Channel Partners” means those Persons engaged by the Company and its Subsidiaries for the distribution and/or resale of technology, products and/or services of the Company and its Subsidiaries, including value-added resellers, value-added distributors, original equipment manufacturers, managed service providers and other third-party distributors or resellers.

(p)           “Charter” means the Amended and Restated Certificate of Incorporation of the Company (including the Certificate of Designations), as amended and in effect as of the date of this Agreement.

(q)           “Chosen Courts” means the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware, then any Delaware state court).

(r)            “Code” means the Internal Revenue Code of 1986.

(s)           “Company 2024 Notes” means the 0.875% Convertible Senior Notes due 2024 issued under the Company 2024 Notes Indenture.

(t)            “Company 2024 Notes Indenture” means the Indenture, dated as of May 24, 2018, between the Company and U.S. Bank National Association, as trustee.

(u)           “Company 2035 Notes (Series A)” means the 1.000% Convertible Senior Notes due 2035 issued under the Company 2035 Notes Indenture (Series A).

(v)           “Company 2035 Notes (Series B)” means the 1.625% Convertible Senior Notes due 2035 issued under the Company 2035 Notes Indenture (Series B).

(w)          “Company 2035 Notes Indenture (Series A)” means the Indenture, dated as of June 2, 2015, between the Company and U.S. Bank National Association, as trustee.

(x)           “Company 2035 Notes Indenture (Series B)” means the Indenture, dated as of June 2, 2015, between the Company and U.S. Bank National Association, as trustee.

(y)          “Company Benefit Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, bonus, stock option, stock appreciation, stock purchase or other equity-based award, performance award, incentive compensation, profit sharing, savings, retirement, pension, disability, life insurance, health or medical benefits, employee assistance program, sick leave, vacation, deferred compensation, severance, termination pay, post-employment or retirement benefits, unemployment benefits, workers’ compensation benefits, retention, change of control compensation, and other similar fringe, welfare or other employee benefit or remuneration of any kind, in each case, whether or not in writing, whether funded or unfunded, whether insured or self-insured, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), in each case, which is maintained or contributed to, or obligated to be maintained or contributed to, for the benefit of any Service Provider and with respect to which the Company or any of its Subsidiaries or ERISA Affiliates has, or would reasonably be expected to have, any Liability, contingent or otherwise.

(z)            “Company Board” means the Board of Directors of the Company.

(aa)         “Company Capital Stock” means the Company Common Stock and the Company Convertible Preferred Stock.

(bb)         “Company Capped Call Confirmations” means (i) those certain Base Call Option Transaction Confirmations, dated as of May 21, 2018, by and between the Company and each of Bank of America, N.A., Goldman Sachs & Co. LLC and Morgan Stanley & Co. Inc., respectively, and (ii) those certain Additional Call Option Transaction Confirmations, dated as of June 1, 2018, by and between the Company and each of Bank of America, N.A., Goldman Sachs & Co. LLC and Morgan Stanley & Co. Inc., respectively, in each case as amended through the date hereof.

(cc)         “Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.

(dd)        “Company Convertible Notes” means the Company 2024 Notes, the Company 2035 Convertible Notes (Series A) and the Company 2035 Convertible Notes (Series B).

(ee)         “Company Convertible Notes Indentures” means the Company 2024 Notes Indenture, the Company 2035 Notes Indenture (Series A) and the Company 2035 Notes Indenture (Series B).

(ff)          “Company Convertible Preferred Stock” means the 4.5% Series A Convertible Preferred Stock, par value $0.0001 per share, of the Company.

(gg)        “Company Data” means all data contained in the IT Assets in the Company’s possession or control or otherwise used by the Company or any of its Subsidiaries, whether or not in electronic form.

(hh)        “Company Employee” means any current or former employee, consultant, independent contractor, officer or director of the Company or any of its Subsidiaries.

(ii)           “Company Equity Plans” means the compensatory plans set forth in Section 1.1(ii) of the Company Disclosure Letter that provide for the issuance of any Company Options or Company Equity-Based Awards.

(jj)           “Company Equity-Based Award” means each right of any kind, contingent or accrued, to receive shares of Company Common Stock or benefits measured in whole or in part by the value of a number of shares of Company Common Stock granted pursuant to the Company Equity Plans or Company Benefit Plans (including performance shares, performance-based units, market stock units, stock appreciation rights, restricted stock, restricted stock units, phantom units, deferred stock units and dividend equivalents, but not including any 401(k) plan of the Company), other than Company Options and purchase rights under the ESPP.

(kk)         “Company Financial Advisor” means Goldman Sachs & Co. LLC.

(ll)           “Company Forward Stock Purchase Confirmation” means that certain Forward Stock Purchase Confirmation, dated May 27, 2015, by and between the Company and Morgan Stanley & Co. LLC, as amended through the date hereof.

(mm)       “Company Government Contract” means each Contract between the Company or any of its Subsidiaries, on the one hand, and any Governmental Authority, on the other hand, and each Bid that if accepted or awarded could lead to a Contract between the Company or any of its Subsidiaries, on the one hand, and any Governmental Authority, on the other hand.

(nn)        “Company Government Subcontract” means each Contract or Bid between the Company or any of its Subsidiaries, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such person and any Governmental Authority.

(oo)        “Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

(pp)        “Company Material Adverse Effect” means any change, event, violation, inaccuracy, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, that no Effect will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur to the extent that such Effect arises out of or results from:

(i)              changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally (except to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company relative to comparable companies operating in the industry in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(ii)             changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (A) changes in interest rates or credit ratings in the United States or any other country; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world (except, in each case, to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company relative to comparable companies operating in the industry in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(iii)            changes in conditions in the industry in which the Company and its Subsidiaries conduct business (except to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company relative to comparable companies operating in the industry in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(iv)            changes in regulatory, legislative or political conditions (including the imposition or adjustment of tariffs) in the United States or any other country or region in the world (except to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company relative to comparable companies operating in the industry in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(v)             any geopolitical conditions, outbreak of hostilities, civil unrest, civil disobedience, acts of war, sabotage, cyberattack, cybercrime, terrorism or military actions (including any escalation or worsening of any of the foregoing) in the United States or any other country or region in the world, including an outbreak or escalation of hostilities involving the United States or any other Governmental Authority or the declaration by the United States or any other Governmental Authority of a national emergency or war (except to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company relative to comparable companies operating in the industry in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(vi)            earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters or weather conditions in the United States or any other country or region in the world (or escalation or worsening of any such events or occurrences) (except to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company relative to comparable companies operating in the industry in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(vii)           pandemics (including the COVID-19 pandemic), epidemics or contagious disease outbreaks (or escalation or worsening of any such events or occurrences), including, in each case, the response of Governmental Authorities (including COVID-19 Measures) (except to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company relative to comparable companies operating in the industry in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(viii)          the continuation or worsening of supply chain disruptions affecting the industry in which the Company and its Subsidiaries conduct business (except to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company relative to comparable companies operating in the industry in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(ix)             the announcement of this Agreement or the pendency of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, suppliers, customers, partners, vendors, Governmental Authorities or any other third Person (provided, that this clause (ix) shall not apply to (A) any representation or warranty to the extent that the purpose of such representation or warranty is to directly address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions; or (B) compliance with Section 5.1);

(x)              any action taken or refrained from being taken, in each case, that Parent has expressly requested or approved in writing (including by email) following the date of this Agreement (provided, that this clause (x) shall not apply to any consent or approval from Parent pursuant to Section 5.1);

(xi)             changes or proposed changes in GAAP or other accounting standards or Law (or the official enforcement or interpretation of any of the foregoing) (except to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company relative to comparable companies operating in the industry in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(xii)          changes in the price or trading volume of the Company Common Stock or Indebtedness of the Company, in each case in and of itself (it being understood that the underlying cause(s) of such change may be deemed to constitute, in and of themselves, a Company Material Adverse Effect and shall be taken into consideration when determining whether a Company Material Adverse Effect has occurred unless otherwise prohibited by the proviso to the definition of “Company Material Adverse Effect”); or

(xiii)          any failure, in and of itself, by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause(s) of any such failure may be deemed to constitute, in and of themselves, a Company Material Adverse Effect and shall be taken into consideration when determining whether a Company Material Adverse Effect has occurred unless otherwise prohibited by the proviso to the definition of “Company Material Adverse Effect”).

(qq)        “Company Options” means any options to purchase shares of Company Common Stock outstanding pursuant to any of the Company Equity Plans other than the ESPP.

(rr)          “Company Products” means, excluding the Divested Business Products to the extent developed, manufactured, made publicly or commercially available, marketed, sold, offered for sale, imported, exported, licensed out, provided or distributed or otherwise made available following the consummation of the transactions contemplated by the Divested Business APA, any and all products and services developed, manufactured, made publicly or commercially available, marketed, sold, offered for sale, imported, exported, licensed out, provided or distributed or otherwise made available (whether as an on-premise solution or via software-as-a-service or other distributed models) by or on behalf of the Company or any of its Subsidiaries currently or at any time since January 1, 2020, including products and services for which development is ongoing and that the Company or a Subsidiary thereof intends to release or otherwise make available within six (6) months after the date hereof.

(ss)         “Company PSUs” means any performance-based restricted stock units outstanding pursuant to any Company Equity Plan with respect to shares of Company Common Stock.

(tt)          “Company Registered Intellectual Property” means all of the Company Intellectual Property that is Registered Intellectual Property.

(uu)        “Company Related Parties” means, collectively, (i) the Company and its Subsidiaries; and (ii) the former, current and future holders of any equity, controlling persons, Representatives, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates.

(vv)        “Company RSUs” means any service-based restricted stock units outstanding pursuant to any Company Equity Plans with respect to shares of Company Common Stock.

(ww)       “Company Software” means Software that (i) embodies Company Intellectual Property, (ii) has been incorporated into, integrated with, or combined with any Company Product (including any scripts and tools used by the Company or any of its Subsidiaries for diagnostic or analytical purposes, whether made available to or used for the benefit of third parties or otherwise), or (iii) that is otherwise owned, or the rights to which are owned, by the Company or any of its Subsidiaries (in each case, other than Open Source Software).

(xx)          “Company Stockholders” means the holders of shares of Company Capital Stock.

(yy)        “Company Termination Fee” means an amount in cash equal to $197,000,000.

(zz)         “Confidentiality Agreement” means the Mutual Confidentiality and Non-Disclosure Agreement made and entered into between Parent and the Company effective as of December 12, 2021.

(aaa)       “Consent” means any consent, approval, clearance, waiver, Permit or order.

(bbb)      “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(ccc)       “Contract” means any binding written or oral contract, lease, license, indenture, note, bond, agreement, understanding or other instrument.

(ddd)      “Convertible Preferred Transactions” means the transactions contemplated by the Voting Agreements to the extent relating to the conversion, repurchase or Transfer (as defined therein) of Company Convertible Preferred Stock.

(eee)       “COVID-19” means SARS-CoV-2 or COVID-19, and any variants, evolutions or mutations thereof, or any related or associated epidemics, pandemics or disease outbreaks, or any escalation or worsening of any of the foregoing (including any subsequent waves).

(fff)         “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guideline or recommendation of or promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to COVID-19 that is aimed at protecting the health and safety of individuals (and excluding, for the avoidance of doubt, Laws, directives, guidelines or recommendations that are primarily focused on addressing issues relating to the economy) and including, in each case, any changes in any such Law, directive, guideline or recommendation.

(ggg)      “D&O Insurance” means the Company’s current directors’ and officers’ liability insurance.

(hhh)      “Data Processor” means any service provider, software developer or other Person (in each case, other than the Company and its Subsidiaries) that the Company or any of its Subsidiaries engages and allows access to Personal Information, Company Data or IT Assets (including any information and transactions stored or contained therein or transmitted thereby).

(iii)          “Data Protection Requirements” means (i) all Laws relating to the processing, privacy or security of Personal Information and all regulations or guidance issued thereunder, including the EU General Data Protection Regulation (EU) 2016/679 and all laws implementing it, the California Consumer Privacy Act, the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, 42 U.S.C. §§ 1320d et seq., as amended by Subtitle D of the Health Information Technology for Economic and Clinical Health Act, also known as Title XIII of Division A and Title IV of Division B of the American Recovery and Reinvestment Act of 2009, and its implementing regulations, Section 5 of the Federal Trade Commission Act, Children’s Online Privacy Protection Act, and all other Laws, regulations, guidelines, industry standards and codes of practice relating to data protection, information security, cybercrime, data breach notification, social security number protection, outbound communications and/or electronic marketing, use of electronic data and privacy matters (including online privacy) in any applicable jurisdictions; (ii) all Laws concerning the security of Company Products and/or IT Assets; (iii) all Contracts to which the Company or any of its Subsidiaries is a party or otherwise bound relating to the processing of Personal Information; (iv) all Company Privacy Policies; and (v) the Payment Card Industry Data Security Standard, to the extent applicable.

(jjj)          “DGCL” means the Delaware General Corporation Law.

(kkk)       “Divested Business” means the business of the Company divested pursuant to the Divested Business APA.

(lll)          “Divested Business APA” means the Asset Purchase Agreement, dated as of May 29, 2021 (as amended on October 8, 2021), by and between Polaris Buyer LLC, a Delaware limited liability company, and the Company.

(mmm)    “Divested Business Products” means the “Business Products” as defined in the Divested Business APA.

(nnn)      “DOJ” means the United States Department of Justice.

(ooo)      “DOL” means United States Department of Labor.

(ppp)      “Environmental Law” means all applicable federal, national, state, provincial or local Laws relating to pollution, worker health and safety with respect to exposure to Hazardous Substance, and protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

(qqq)      “ERISA” means the Employee Retirement Income Security Act of 1974.

(rrr)         “ERISA Affiliate” means any Person under common control with the Company or any Subsidiary or that, together with the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(sss)       “ESPP” means the Company’s 2013 Employee Stock Purchase Plan, as amended.

(ttt)         “Exchange Act” means the Securities Exchange Act of 1934.

(uuu)      “FAR” means Federal Acquisition Regulation, 48 CFR 1.

(vvv)      “FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.).

(www)    “Foreign Intelligence Surveillance Act” means the Foreign Intelligence Surveillance Act of 1978, as amended.

(xxx)        “Fraud” means, with respect to a Party, an actual and intentional fraud with respect to a representation or warranty in this Agreement that involves a knowing and intentional misrepresentation or omission.

(yyy)      “FTC” means the United States Federal Trade Commission.

(zzz)        “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(aaaa)     “Government Official” means any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, and includes any official or employee of any government-owned entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such government or department, agency or instrumentality, or for or on behalf of any such public international organization, or any family member thereof.

(bbbb)   “Governmental Authority” means any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission of any governmental authority or other governmental authority, regulator or instrumentality, whether domestic, foreign or supranational, or any arbitrator, arbitral body, mediator or other tribunal (whether public or private) or any stock exchange or other self-regulatory organization.

(cccc)     “Group” means a “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons.

(dddd)    “GSA Excluded Parties List” means the list of Persons that are not permitted to receive Contracts, subcontracts or certain types of assistance from the United States government, including as maintained on the United States government’s Excluded Parties List System at https://sam.gov/content/exclusions.

(eeee)     “Hazardous Substance” means any substance, material or waste that is characterized or regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” including petroleum and petroleum products.

(ffff)        “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(gggg)   “HSR Reservation Notice” means a communication or notification from a Governmental Authority in the United States that an investigation of the Transactions with respect to the HSR Act may be conducted or continue following the expiration of the waiting period under the HSR Act and the consummation of the Transactions.

(hhhh)   “Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection with such borrowed money), or with respect to deposits or advances of any kind to such Person; (ii) all obligations of such Person evidenced by bonds, debentures, notes, mortgages or similar instruments or debt securities; (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of assets, equity, property, or services, contingent or otherwise (including any potential future earn-out, post-closing purchase price adjustment, release of “holdback,” and “seller notes” or similar payment obligations, but excluding trade payables or accruals in the ordinary course of business); (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements; (v) all guarantees and arrangements having the economic effect of a guarantee or other forms of credit support (including all “keepwell” arrangements) of such Person of any Indebtedness of any other Person of a type described in clauses (i) through (vii) or obligations of the type described in clauses (i) through (vii) secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed by such Person; (vi) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination); or (vii) reimbursement obligations with respect to letters of credit, bank guarantees, and other similar contractual obligations, whether or not drawn or contingent, entered into by or on behalf of such Person.

(iiii)         “Intellectual Property” means the rights associated with or arising under any of the following anywhere in the world, whether registered or unregistered: (i) patents and applications therefor, including continuations, continuations-in-part, divisionals, renewals, provisionals, substitutions, extensions, reexaminations and reissues (“Patents”) and all inventions, invention disclosures, discoveries, improvements, methods, and processes, whether or not patentable; (ii) copyrights, copyright registrations and applications therefor and all other corresponding rights in work of authorship, including moral rights (“Copyrights”); (iii) trademarks, trade names, logos, service marks, and domain names, and all registrations and applications for any of the foregoing and corresponding rights in indicia of origin (“Marks”); (iv) trade secrets rights and corresponding rights in confidential business and technical information and know-how (“Trade Secrets”); (v) databases and data (including all compilations thereof and all rights therein); (vi) social media identifiers; and (vii) any similar, corresponding or equivalent rights to any of the foregoing.

(jjjj)         “Intervening Event” means any Effect, or any material consequence of such Effect, that (i) as of the date of this Agreement was not known or reasonably foreseeable, in each case, based on facts known to the Company Board as of the date of this Agreement; and (ii) does not relate to an Acquisition Proposal.

(kkkk)     “IRS” means the United States Internal Revenue Service.

(llll)         “IT Assets” means the computers, Software, servers, routers, hubs, switches, circuits, networks, electronic data processing and information and communications systems, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries used in connection with the operation of the business of the Company and its Subsidiaries.

(mmmm) “Knowledge of the Company” or “Company’s Knowledge” with respect to any matter in question, means, the actual knowledge of the individuals set forth on Section 1.1(mmmm) of the Company Disclosure Letter, in each case after reasonable inquiry of their direct reports who would reasonably be expected to have actual knowledge of the matter in question.

(nnnn)    “Law” means any federal, state, local, foreign or transnational statute, law (including common law), ordinance, rule, regulation, constitution, treaty, convention, code, Order or other similar requirement enacted, adopted or applied by a Governmental Authority or stock exchange rule or listing requirement or Order.

(oooo)    “Legal Proceeding” means any civil, criminal, administrative, judicial or investigative action, suit, demand, claim, notice of violation, hearing, charge, settlement or enforcement action, lawsuit, litigation, complaint, audit, inquiry, investigation, criminal prosecution, examination or formal or informal investigation or SEC “Wells” process, arbitration or other similarly formal legal proceeding brought or initiated by or pending before any Governmental Authority.

(pppp)    “Liability” means any and all Indebtedness, liabilities, commitments or obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, disputed or undisputed, secured or unsecured, subordinated or unsubordinated, on or off-balance sheet, and whether arising in the past, present or future, and including those arising in connection with any Contract, Legal Proceeding or Order.

(qqqq)    “Lien” means, with respect to any property or asset, any charge, claim, adverse interest, community property interest, pledge, hypothecation, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, deed of trust, encumbrance, easement, encroachment, lease, sublease, right of way, right of first refusal or offer, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership or any interest or restriction similar in substance to any of the foregoing.

(rrrr)        “Lookback Date” means January 1, 2021.

(ssss)     “Material Contract” means any of the following Contracts (other than a Company Benefit Plan), whether or not such Contract is listed on Section 3.13 of the Company Disclosure Letter:

(i)              any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) with respect to the Company and its Subsidiaries, taken as whole;

(ii)             the IP Contracts;

(iii)            any Contract containing (A) any covenant materially limiting the right of the Company or any of its Subsidiaries (or any covenant that following the Closing will limit the right of Parent or any of its Affiliates (other than the Company and its Subsidiaries)) to engage in or compete with any Person in any geography or any line of business, products, services or activities, including pursuant to an exclusivity provision, to solicit any Person to become, following the Closing, an employee of Parent or any of its Affiliates (other than the Company and its Subsidiaries) or to acquire the securities, assets, properties or rights of another Person, or (B) any “most favored nation” or similar covenants requiring preferential treatment (x) the enforcement of which would materially affect the Company or any of its Subsidiaries, or (y) that following the Closing would apply to Parent or any of its Affiliates (other than the Company and its Subsidiaries)), other than, in each case, any such Contracts that may be cancelled by the Company or its Subsidiaries without material liability to the Company or its Subsidiaries (or, following the Closing, without liability to Parent or any of its Affiliates (other than the Company and its Subsidiaries)) upon notice of 90 days or less;

(iv)            any Contract (A) relating to (1) the sale of the Divested Business or any post-closing arrangements with the buyer of the Divested Business or (2) the disposition or acquisition of assets, properties, rights or businesses by the Company or any of its Subsidiaries with a value greater than $2,000,000, other than acquisitions or dispositions of inventory in the ordinary course of business; or (B) pursuant to which the Company or any of its Subsidiaries has any right or obligation (whether or not contingent) to acquire any ownership interest or otherwise invest in any Person (other than any wholly owned Subsidiary of the Company);

(v)             (A) any Contracts relating to the Company Convertible Notes, the Company Convertible Preferred Stock, the Company Capped Call Confirmations, or the Company Forward Stock Purchase Confirmations and (B) any Contracts relating to Indebtedness in which the aggregate principal amount outstanding exceeds $2,000,000 or the amount owing upon settlement, unwind, or the occurrence of a specified contingency would be reasonably likely to exceed $2,000,000, other than (A) current accounts receivable or payable incurred in the ordinary course of business; (B) loans to wholly owned Subsidiaries of the Company in the ordinary course of business; and (C) extensions of credit to customers in the ordinary course of business;

(vi)            any Contract that resulted in the payment of more than $2,000,000 by the Company and its Subsidiaries in the fiscal year ended December 31, 2021, or that is expected to result in the payment of more than $2,000,000 in the fiscal year ending December 31, 2022;

(vii)           any Contract requiring or otherwise relating to any future capital expenditures by the Company or any of its Subsidiaries in excess of $2,000,000;

(viii)          any Contract providing for the joint development with any Person (other than the Company and its Subsidiaries) of any Company Products or Intellectual Property;

(ix)             any Contract that grants any option, right of first refusal, right of first offer or similar right or any other Lien (other than any Permitted Lien) with respect to any material assets, rights or properties of the Company or its Subsidiaries (other than awards granted under the Company Equity Plans);

(x)              any joint venture, partnership, limited liability company or other similar Contract that includes the sharing of profits and losses by the Company or any of its Subsidiaries with any Person (other than solely among the Company or any of its wholly owned Subsidiaries);

(xi)             any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries (A) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (B) to incur Indebtedness or make loans, or (C) to grant or incur Liens (other than Permitted Liens);

(xii)            any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any Person (other than the Company or any of its wholly owned Subsidiaries and other than commission advances or similar advances to Service Providers in the ordinary course of business);

(xiii)          any Contract that waives any rights or grants any release where such waiver or grant was or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(xiv)          any Contract granting special rights to specific stockholders, including registration rights, investor rights, board nomination rights or voting rights (other than as set forth in the Charter and the Bylaws);

(xv)           any Contract to which a (A) Top Supplier, (B) Top Customer, or (C) Top Channel Partner is a party;

(xvi)          each Company Government Contract and Company Government Subcontract that forms part of the top twenty Company Government Contracts and Company Government Subcontracts measured by revenue generated by the Company and its Subsidiaries (excluding the Divested Business) from all Company Government Contracts and Company Government Subcontracts during the fiscal year ended December 31, 2021;

(xvii)         any Labor Agreement; and

(xviii)        any Contract that is an agreement in settlement of a dispute that imposes obligations or restrictions on the Company or any of its Subsidiaries that, after the date of this Agreement, will be material to the Company and its Subsidiaries, taken as a whole.

(tttt)       “Nasdaq” means The Nasdaq Stock Market.

(uuuu)   “NISPOM” means the National Industrial Security Program Operating Manual.

(vvvv)   “Open Source Software” means any Software that is licensed, distributed or conveyed as “open source software,” “free software,” “copyleft,” or under a similar licensing or distribution model, or under a Contract that requires as a condition of its use, modification or distribution that it, or other Software into which such Software is incorporated or integrated or with which such Software is combined or distributed or that is derived from or linked to such Software, be disclosed or distributed in source code form, licensed, distributed, or conveyed at no charge or be licensed, distributed, or conveyed under some or all of the terms of such Contract (including Software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License and any license listed at www.opensource.org).

(wwww) “Order” means, with respect to any Person, any order, injunction, judgment, decision, determination, award, writ, ruling, stipulation, assessment or decree or other similar requirement of, or entered, enacted, adopted, promulgated or applied by, with or under the supervision of, a Governmental Authority.

(xxxx)      “Parent Material Adverse Effect” means any Effect that, individually or taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, has prevented, materially impaired or materially delayed or would reasonably be expected to prevent or materially impair or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to perform their respective covenants and obligations pursuant to this Agreement.

(yyyy)   “Parent Related Parties” means, collectively, (i) Parent, Merger Sub and each of their Affiliates; and (ii) the former, current and future holders of any equity, controlling persons, Representatives, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Parent, Merger Sub, each of their Subsidiaries, and each of their respective Affiliates.

(zzzz)      “PBGC” means Pension Benefit Guaranty Corporation.

(aaaaa)   “Permit” means any permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, Orders and approvals from Governmental Authorities.

(bbbbb) “Permitted Lien” means any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings, in each case, for which adequate reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar Liens incurred in the ordinary course of business that are not yet delinquent or that are being contested in good faith and by appropriate proceedings, in each case, for which adequate reserves have been established to the extent required by GAAP; (iii) third Person leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) entered into the ordinary course of business under which there exists no material default; (iv) pledges or deposits to secure obligations pursuant to workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds, letters of credit and other obligations of a similar nature, in each case, entered into in the ordinary course of business, unless an event has occurred that, with or without notice or lapse of time or both, would result in a foreclosure or drawdown on such pledge or deposits; (vi) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar Liens (or other encumbrances of any type), incurred in the ordinary course of business and that, in each case, do not, and are not reasonably likely to, adversely affect in any material respect the current use or occupancy of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (vii) zoning, building and other similar codes or restrictions that are not violated in any material respect by the current use or occupancy by the Company or any of its Subsidiaries of the real property subject thereto; (viii) non-exclusive licenses to Company Intellectual Property, in each case, granted in the ordinary course of business; (ix) statutory, common law or contractual Liens of landlords under real property leases; (x) Liens against the fee interests of the landlord or owner of any Company properties unless caused by the Company or any of its Subsidiaries; and (xi) Liens or encumbrances imposed on the underlying fee interest in real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries; provided, however, that, in all cases, the term Permitted Liens shall not include any Liens that secure the payment of borrowed money or other Indebtedness (except in the case of Liens that secure the items in clause (iii) of the definition of Indebtedness, but only to the extent no event has occurred that, with or without notice or lapse of time or both, would result in a default under or foreclosure or other exercise of remedies with respect to such Lien or Indebtedness).

(ccccc)   “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(ddddd) “Personal Information” means any data or information that is defined as “personal data,” “personally identifiable information,” “personal information,” or any equivalent defined term under any applicable Data Protection Requirement including any such data or information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household (including an individual’s first and last names, home address, telephone number, email address, government issued identifier (including social security number, driver’s license number, passport number, or other similar identifiers), credit card or other financial information, billing and transactional information, medical, health or insurance information, gender, date of birth, educational or employment information, and marital or other status, behavioral information, opinions, beliefs, vehicle identification number, IP address, cookie identifier, geolocation data, biometric information, or any other number or identifier that identifies an individual).

(eeeee)   “Pre-Closing Period” means the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the (i) termination of this Agreement pursuant to Article VIII and (ii) Effective Time.

(fffff)      “Registered Intellectual Property” means all (i) Patents; (ii) registered Marks; and (iii) registered Copyrights.

(ggggg) “Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing, or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

(hhhhh) “Representatives” means the Affiliates, directors, officers, employees, consultants, agents, representatives and advisors of a Party; provided, however, that in the case of the Company, reference to “Affiliates” for the purposes of this Section 1.1(hhhhh) shall be deemed to refer to “controlled Affiliates.”

(iiiii)        “Sanctioned Country” means any country or territory subject to comprehensive economic sanctions or trade restrictions of the United States, the European Union or the United Nations that broadly prohibit or restrict dealings with such country, which as of the date of this Agreement include Cuba, Iran, North Korea, Syria, and the Crimea and separatist-controlled portions of the Donetsk and Luhansk regions of Ukraine.

(jjjjj)        “Sanctioned Person” means any Person, organization, or vessel with whom dealings are restricted or prohibited by any economic sanctions, trade restrictions, or similar restrictions imposed by the United States, the European Union or the United Nations, including (i) any Person identified in any sanctions list maintained by (A) the United States government, including the United States Department of Treasury, OFAC, the United States Department of Commerce, Bureau of Industry and Security, and the United States Department of State; (B) the European Union; or (C) the United Nations Security Council; (ii) any Person located, organized, or resident in, or a government instrumentality of, any Sanctioned Country and (iii) any Person directly or indirectly owned or controlled by or acting for the benefit or on behalf of a Person described in clause (i) or (ii) above.

(kkkkk)   “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(lllll)        “SEC” means the United States Securities and Exchange Commission.

(mmmmm) “Securities Act” means the Securities Act of 1933.

(nnnnn) “Service Provider” means any current or former employee, officer, consultant, independent contractor, or member of the board of directors of the Company or any of its Subsidiaries.

(ooooo) “Software” means software, firmware and computer programs and applications (including source code, executable or object code, architecture, algorithms, data files, computerized databases, plugins, libraries, subroutines, scripts, tools and application programming interfaces (APIs)), and all related specifications and documentation.

(ppppp) “Stored Communications Act” means the Stored Communications Act of 1986, as amended.

(qqqqq) “Subsidiary” of any Person means (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; and (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership or the power to direct the policies, management and affairs thereof (including by contract).

(rrrrr)      “Superior Proposal” means any bona fide written Acquisition Proposal on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) (i) would be more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger (taking into account (1) any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination; and (2) those factors and matters deemed relevant in good faith by the Company Board (or any committee thereof), which factors shall include the (A) identity of the Person making the proposal; and (B) legal, financial (including the financing terms), regulatory, timing and other aspects of such Acquisition Proposal); (ii) is not subject to any financing or due diligence condition; and (iii) is reasonably likely to be consummated in accordance with its terms on a timely basis. For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15 percent” in the definition of “Acquisition Transaction” will be deemed to be references to “50.1 percent.”

(sssss)   “Tax” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges in the nature of a tax imposed by a Governmental Authority, including income, franchise, profits, corporations, advance corporation, gross receipts, transfer, excise, real and personal property, sales, use, goods and services, production, privilege, lease, service, service use, recapture, value-added, ad valorem, license, capital, capital gains, capital unit, capital stock, wage, employment, unemployment, payroll, withholding, social security (or similar), severance, environmental, premium, business and occupation, import, custom, stamp, documentary, escheat or unclaimed property, windfall profits, registration, utility, communications, disability, worker’s compensation, estimated, alternative, add-on minimum, or other governmental taxes or charges, together with any interest, penalty, addition to tax or additional amount with respect thereto, whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Liabilities for Taxes of any other Person and (ii) any amounts described in clause (i) which are imposed upon or incurred under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-United States Law) or otherwise as a result of membership in an affiliated, consolidated, combined or unitary group for tax purposes, and including any liability for taxes, charges or other assessments as a transferee or successor, by Contract (other than Contracts entered into in the ordinary course of business the primary purpose of which is not related to Taxes) or otherwise.

(ttttt)      “Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, including any attachments thereto or amendments thereof, filed or required to be filed with any Governmental Authority relating to Taxes.

(uuuuu) “Taxing Authority” means any Governmental Authority exercising any authority to determine impose regulate, collect, levy, assess, enforce or administer any Tax.

(vvvvv) “Transaction Documents” means, collectively, the Confidentiality Agreement, the Voting Agreements and any other document contemplated by those agreements or any document or instrument delivered in connection with this Agreement or those agreements.

(wwwww)  “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries, Affiliates or officers or directors or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, Affiliates or officers or directors, in each case in connection with, arising from or otherwise relating to this Agreement, the Transaction Documents or the Transactions, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Proxy Statement or any Other Required Company Filing, in each case other than any Legal Proceedings solely among the Parties or their respective Affiliates related to this Agreement, the Transaction Documents or the Transactions.

(xxxxx)     “Treasury Regulation” means regulations promulgated under the Code by the IRS.

(yyyyy) “Unvested Company RSU” means any Company RSU (or portion thereof) that is unvested as of immediately prior to the Effective Time.

(zzzzz)     “Unvested Payment Plan” means the plan and related plan Contracts (each, an “Unvested Payment Plan Agreement”) containing the payment, vesting conditions and other terms by which the Unvested RSU Consideration, Actual PSU Consideration and Unvested PSU Consideration is payable to the grantees thereof in accordance with Section 2.8(a)(ii), Section 2.8(a)(iv) and Section 2.8(a)(v), respectively.

(aaaaaa) “Vested Company RSU” means (i) any Company RSU (or portion thereof) that is vested but has not been settled in shares of Company Common Stock as of immediately prior to the Effective Time and (ii) any Company RSU (or portion thereof) that is outstanding as of immediately prior to the Effective Time and held by a non-employee director of the Company Board.

(bbbbbb)  “Willful Breach” means, with respect to any covenant or agreement, a breach that is a consequence of an act deliberately undertaken or omitted to be taken by the breaching party with the knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause a breach of the relevant covenant or agreement.

1.2            Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Actual PSU Consideration	2.8(a)(iv)
Agreement	Preamble
Alternative Acquisition Agreement	5.3(a)
Certificates	2.9(c)(i)
Closing	2.3
Closing Date	2.3
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(c)(i)
Company Disclosure Letter	1.4
Company Equity-Based Award Consideration	2.8(a)(i)
Company Option Consideration	2.8(b)
Company Privacy Policy	3.17(a)
Company SEC Reports	3.9
Company Securities	3.7(b)
Company Stockholder Meeting	6.3(a)
Copyrights	1.1(iiii)
Derivative Action	6.18(c)
Dissenting Company Shares	2.7(c)(i)
EAR	3.22(b)(i)
Effect	1.1(pp)
Effective Time	2.2
Electronic Delivery	9.14
Exchange Fund	2.9(b)
Export and Import Approvals	3.22(b)(iv)
Facility Security Clearances	3.28(a)
Indemnified Persons	6.9(a)
International Employee Plans	3.19(a)
IP Contracts	3.16(d)
Labor Agreements	3.20(a)

Term	Section Reference
Labor Entities	3.20(a)
Lease	3.14(b)
Leased Real Property	3.14(b)
Marks	1.1(iiii)
Maximum Annual Premium	6.9(b)
Merger	Recitals
Merger Sub	Preamble
New Plans	6.10(c)(i)
Nonqualified Deferred Compensation Plan	3.18(h)
Notice Period	5.3(d)(ii)(3)
OFAC	3.22(b)(i)
Other Required Company Filing	6.2(e)
Owned Company Shares	2.7(a)(ii)
Parent	Preamble
Parent Termination Fee	8.3(c)
Party	Preamble
Patents	1.1(iiii)
Payment Agent	2.9(a)
Payoff Letters	6.18(f)
Pension Benefits	3.18(i)
Per Share Price	2.7(a)(iv)
Proxy Statement	6.2(a)
Qualified Plans	3.18(c)
Remedy Action	6.1(e)(i)
Repurchase Transaction	6.18(a)(iii)
Required Parent Filing	6.2(f)
Requisite Stockholder Approval	3.4
Restraint	7.1(c)
Section 16 Officer	6.10(f)
Security Assessment	6.6(b)(i)
Security Assessment Team	6.6(b)(i)
Security Clearances	3.28(b)
Source Code Scan	6.6(b)(ii)
Surviving Corporation	2.1
Tail Policy	6.9(b)
Tax Incentive	3.18(h)
Termination Date	8.1(c)
Top Channel Partners	3.32
Top Customers	3.31
Top Suppliers	3.30
Trade Compliance Laws	3.22(b)(i)
Trade Secrets	1.1(iiii)
Transactions	Recitals
Uncertificated Shares	2.9(c)(ii)
Unvested Payment Plan Agreement	1.1(zzzzz)

Term	Section Reference
Unvested PSU Consideration	2.8(a)(v)
Unvested RSU Consideration	2.8(a)(ii)
Voting Agreement	Recitals
WARN Act	3.20(a)

1.3           Certain Interpretations.

(a)           References to this Agreement. Unless the context of this Agreement otherwise requires, (i) when a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, that reference is to an Article, Section, Schedule or Exhibit to this Agreement, as applicable, and (ii) references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. References to this Agreement (in this Agreement or any Transaction Document) mean this Agreement as amended, supplemented or otherwise modified from time to time in accordance with Section 9.3.

(b)           Hereof, Including, etc. When used in this Agreement, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the phrase “the date hereof” means “the date of this Agreement;” and (iii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c)           Neither, etc. Not Exclusive. Unless the context of this Agreement otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d)           Extent. The phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e)           Dollars. When used in this Agreement, references to “$” or “Dollars” are references to United States dollars. All amounts in this Agreement will be paid in Dollars, unless otherwise required by applicable Law, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than Dollars, to the extent applicable, the Dollar equivalent for such costs, fees and expenses will be determined by converting such other currency to Dollars at the foreign exchange rates published by Bloomberg or, if not reported thereby, another authoritative source reasonably determined by the Company, in effect at the time that such amount, cost, fee or expense is incurred. If the resulting conversion yields a number that extends beyond two decimal points, it will be rounded to the nearest penny.

(f)            Meaning of Terms. The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document. References to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions.

(g)           References to Parties. References to any Person (including any Party) include references to such Person’s successors and permitted assigns, and, in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(h)           References to Subsidiaries. Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i)            Writings. References to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and including writings delivered by Electronic Delivery. “Written” will be construed in the same manner.

(j)            Legislation; Contracts. A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations, statutory instruments and applicable guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Authority) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, and any exhibits, schedules, annexes, statements of work, riders and other documents attached thereto, provided, that with respect to any Contract listed on any schedule annexed to this Agreement, including the Company Disclosure Letter, such references shall only include any such amendments, modifications or supplements and exhibits, schedules, annexes, statements of work, riders and other documents that were made available to Parent.

(k)           Accounting Matters. Except as otherwise provided in this Agreement, all accounting terms used in this Agreement will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(l)            Headings. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

(m)          Applicable Time. Unless otherwise indicated, all references to a specific time are to the then-applicable local time in San Francisco, California.

(n)          Calculation of Time Periods. Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if the last day of such period is not a Business Day, then the period in question will end on the next Business Day; (iii) if any action must be taken on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; (iv) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (v) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(o)           Nature of Days and Months. Whenever this Agreement refers to a number of days, that number will refer to calendar days unless Business Days are specified. Any reference to a “month” means a calendar month.

(p)           Representations Are Not Covenants. Nothing contained in Article III or Article IV may be construed as a covenant under the terms of this Agreement, other than the acknowledgments and agreements set forth in Section 3.34 and Section 4.11 to the extent necessary to give full effect to the acknowledgments and agreements set forth therein.

(q)           Joint Drafting. The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement. Accordingly, the Parties irrevocably waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(r)            Summaries. No summary of this Agreement or any Exhibit, Schedule or other document delivered with this Agreement that is prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit, Schedule or document.

(s)           No Admission. The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained in this Agreement or in the Company Disclosure Letter will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of contract; or (ii) that such information is material or is required to be referred to or disclosed under this Agreement. Disclosure of any information or document in the Company Disclosure Letter is not a statement or admission that it is material or required to be disclosed in the Company Disclosure Letter. Nothing in the Company Disclosure Letter constitutes an admission against the Company’s interest or represents the Company’s legal position or legal rights on the matter so disclosed. No reference in this Agreement to dollar amount thresholds will be deemed to be evidence of a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or materiality.

(t)            Nature of Information Disclosed. It is understood and agreed that the (i) specification of any dollar amount in the representations and warranties contained in this Agreement is not intended to imply that such amounts (or higher or lower amounts) are or are not material; and (ii) the inclusion of any specific item in the Company Disclosure Letter is not intended to imply that such items are or are not material or are within or outside of the ordinary course of business. In each case, no Party may use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement is or is not material for purposes of this Agreement or whether any obligation, item or matter included in the Company Disclosure Letter is or is not material for purposes of this Agreement or is within or outside of the ordinary course of business.

(u)           No Reliance by Others on Representations. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.4 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(v)           Made Available. The phrases “furnished,” “provided,” “delivered” or “made available” or words of similar import when used with respect to documents or other information means that such documents or information have been physically or electronically delivered to the relevant Party prior to the date of this Agreement by being (i) not later than two (2) hours prior to the execution and delivery of this Agreement posted to the virtual data room managed by the Company in connection with the Merger or (ii) filed with or furnished to the SEC and available in its Electronic Data Gathering, Analysis and Retrieval (EDGAR) database, at least two (2) Business Days prior to the date hereof.

(w)          Ordinary Course. References to “ordinary course” or “ordinary course of business” refers to the ordinary course of business of the Company and its Subsidiaries consistent with past practice.

1.4           Company Disclosure Letter. The information set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”) is disclosed under separate Section and subsection references that correspond to the Sections and subsections of this Agreement to which such information relates. The information set forth in each Section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations, warranties or covenants of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations or warranties of the Company that are set forth in Article III, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations or warranties is reasonably apparent on the face of such disclosure.

ARTICLE II
THE MERGER

2.1           The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will cease; and (c) the Company will continue as the surviving corporation of the Merger and a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation.”

2.2           The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company will cause the Merger to be consummated pursuant to the DGCL by filing the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger shall become effective on such date and at such time as the acceptance of such filing by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

2.3           The Closing. The consummation of the Merger will take place at a closing (the “Closing”) to occur at (a) 9:00 a.m., Eastern time, at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 650 Page Mill Road, Palo Alto, California 94304 (or remotely via the electronic exchange of documents), on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the fourth Business Day after the satisfaction or waiver (to the extent permitted under this Agreement) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted under this Agreement) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4           Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5           Certificate of Incorporation and Bylaws.

(a)           Certificate of Incorporation. At the Effective Time and without any further action on the part of the Company or Merger Sub, the certificate of incorporation of Merger Sub will (subject to Section 6.9) be the certificate of incorporation of the Surviving Corporation until amended in accordance with such certificate of incorporation and the DGCL, except that the name of the Surviving Corporation shall be “Mandiant, Inc.”

(b)           Bylaws. At the Effective Time and without any further action on the part of the Company or Merger Sub, the bylaws of Merger Sub will (subject to Section 6.9) be the bylaws of the Surviving Corporation until thereafter amended in accordance with its terms, the certificate of incorporation of the Surviving Corporation and the DGCL, except that the name of the Surviving Corporation shall be “Mandiant, Inc.”

2.6           Directors and Officers of the Surviving Corporation.

(a)           Directors. The Parties will take all necessary actions so that the directors of Merger Sub as of immediately prior to the Effective Time are the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified, or until their resignation or removal.

(b)          Officers. The Parties will take all necessary actions so that the officers of the Company as of immediately prior to the Effective Time are the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed, or until their resignation or removal.

2.7           Effect on Capital Stock.

(a)           Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following will occur:

(i)              each share of common stock, par value $0.001 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation;

(ii)             each share of Company Common Stock that is (A) held by the Company as treasury stock; (B) owned by Parent or Merger Sub; or (C) owned by any direct or indirect wholly owned Subsidiary of Parent or Merger Sub, in each case, as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will be cancelled and extinguished without any conversion thereof or consideration paid therefor;

(iii)            each share of Company Convertible Preferred Stock shall have been converted in advance of the Effective Time in accordance with the Voting Agreements and the undertakings by the Company in Section 6.4 so that the Company Common Stock into which such shares of Company Convertible Preferred Stock have so converted may be converted at the Effective Time as provided in Section 2.7(a)(iv); and

(iv)            each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares and Dissenting Company Shares) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $23.00, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11).

(b)           Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock distribution or dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time.

(c)           Statutory Rights of Appraisal.

(i)              Dissenting Company Shares. Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Capital Stock that are issued and outstanding as of immediately prior to the Effective Time and held by Company Stockholders who have (A) neither voted in favor of the adoption of this Agreement nor consented thereto in writing and (B) properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock or Company Convertible Preferred Stock, as applicable, in accordance with Section 262 of the DGCL (the “Dissenting Company Shares”) will not be converted into, or represent the right (if any) to receive, the Per Share Price pursuant to this Section 2.7. Such Company Stockholders will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by Company Stockholders who have failed to perfect or who have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right (if any) to receive the Per Share Price pursuant to this Section 2.7 (less any payments made by the Surviving Corporation with respect to such Company Common Stock or Company Convertible Preferred Stock, as applicable, before entry of judgment in accordance with Section 262(h) of the DGCL), upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Capital Stock in the manner provided in Section 2.9.

(ii)             Notification of Parent of Demands for Appraisal. The Company will give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of the Dissenting Company Shares; and (B) the opportunity to participate in and control all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of the Dissenting Company Shares. Notwithstanding anything to the contrary in Section 2.7(c), the notice contemplated by the prior sentence may only be delivered to counsel to Parent and may be delivered by email. The Company may not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares.

2.8           Equity Awards.

(a)           Company Equity-Based Awards. Parent will not assume any Company Equity-Based Awards.

(i)              Vested Company RSUs. At the Effective Time, each Vested Company RSU outstanding as of immediately prior to the Effective Time will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, accelerate vesting in full (to the extent not already vested) and be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the amount of the Per Share Price (less the exercise or purchase price per share, if any, attributable to such Company Equity-Based Award) by (y) the total number of shares of Company Common Stock subject to such Company Equity-Based Award immediately prior to the Effective Time (such amount in cash, the “Company Equity-Based Award Consideration”). The payment of the Company Equity-Based Award Consideration will be subject to withholding for all required Taxes.

(ii)             Unvested Company RSUs. At the Effective Time, each Unvested Company RSU that (A) is held by an individual who is providing services to the Company or its Subsidiaries immediately prior to the Effective Time and (B) is outstanding immediately prior to the Effective Time will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the amount of the Per Share Price (less the exercise or purchase price per share, if any, attributable to such Unvested Company RSU) by (y) the total number of shares of Company Common Stock subject to such Unvested Company RSUs (the “Unvested RSU Consideration”), with such Unvested RSU Consideration vesting in accordance with the vesting schedule applicable to such Unvested Company RSU immediately prior to the Effective Time, subject to Section 2.8(a)(vi). The vesting and payment of the Unvested RSU Consideration will also be subject to the terms and conditions of the Unvested Payment Plan.

(iii)            Other Company RSUs. At the Effective Time, each Company RSU other than as described in Section 2.8(a)(i) or Section 2.8(a)(ii) that is outstanding immediately prior to the Effective Time shall, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be canceled for no consideration.

(iv)            Company PSUs-Completed Performance. At the Effective Time, each Company PSU (including any portion thereof) for which the performance period has been completed at or prior to the Effective Time which is outstanding immediately prior to the Effective Time will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be canceled and converted into, and will become a right to receive, an amount in cash, without interest, equal to the product of (x) the Per Share Price multiplied by (y) the total number of shares of Company Common Stock subject to such Company PSU based on the actual achievement of all relevant performance goals (the “Actual PSU Consideration”) with such Actual PSU Consideration vesting in accordance with the service-based vesting schedule applicable to such Company PSU immediately prior to the Effective Time, subject to Section 2.8(a)(vi). The vesting and payment of the Actual PSU Consideration will also be subject to the terms and conditions of the Unvested Payment Plan. For the avoidance of doubt, any Actual PSU Consideration payable pursuant to this Section 2.8(a)(iii) will not be subject to any performance-based vesting requirements and will be subject solely to the service-based vesting requirements applicable to the applicable Company PSU as of immediately prior to the Effective Time.

(v)             Company PSUs-Uncompleted Performance. At the Effective Time, each Company PSU (including any portion thereof) for which the performance period has not been completed at or prior to the Effective Time which is outstanding immediately prior to the Effective Time will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be canceled and converted into the right to receive, an amount in cash, without interest, equal to the product of (x) the Per Share Price multiplied by (y) the total number of shares of Company Common Stock subject to such Company PSU assuming maximum level of achievement of all relevant performance goals (the “Unvested PSU Consideration”), with such Unvested PSU Consideration vesting in accordance with the service-based vesting schedule applicable to such Company PSU immediately prior to the Effective Time, subject to Section 2.8(a)(vi). The vesting and payment of the Unvested PSU Consideration will also be subject to the terms and conditions of the Unvested Payment Plan. For the avoidance of doubt, any Unvested PSU Consideration payable pursuant to this Section 2.8(a)(v) will not be subject to any performance-based vesting requirements and will be subject solely to the service-based vesting requirements applicable to the applicable Company PSU as of immediately prior to the Effective Time.

(vi)            Acceleration. The Unvested RSU Consideration, Actual PSU Consideration, and Unvested PSU Consideration will be treated as a Company Equity-Based Award for the purposes of any double-trigger accelerated vesting applicable with respect to the underlying Company RSU or Company PSU immediately prior to the Effective Time, which such double-trigger accelerated vesting provision is disclosed on Section 3.19(h) of the Company Disclosure Letter.

(b)          Company Options. Parent will not assume any Company Options. At the Effective Time, each Company Option outstanding and unexercised as of immediately prior to the Effective Time will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, accelerate vesting in full and be cancelled and converted into, and will become a right to receive, an amount in cash, without interest, equal to the product obtained by multiplying (i) the amount of the Per Share Price (less the exercise price per share attributable to such Company Option) by (ii) the total number of shares of Company Common Stock issuable upon exercise in full of such Company Option (such amount in cash, the “Company Option Consideration”). Notwithstanding the foregoing, with respect to any Company Options for which the exercise price per share attributable to such Company Options is equal to or greater than the Per Share Price, such Company Options will be cancelled without any cash payment being made in respect thereof. The payment of the Company Option Consideration will be subject to withholding for all required Taxes.

(c)           Payment Procedures. As soon as practicable following the Effective Time, Parent will deposit (or cause to be deposited) with the Company or its designee, by wire transfer of immediately available funds, the aggregate (i) Company Equity-Based Award Consideration owed to all holders of Vested Company RSUs; and (ii) Company Option Consideration owed to all holders of Company Options. As soon as practicable following the Closing Date (and in no event later than the second regular payroll period following the Closing Date), the applicable holders of Vested Company RSUs and Company Options will receive a payment from the Company or the Surviving Corporation, through its payroll system or payroll provider, or from the Company’s or Surviving Corporation’s designee of all amounts required to be paid to such holders in respect of Vested Company RSUs or Company Options that are cancelled and converted pursuant to Section 2.8(a)(i) or Section 2.8(b), as applicable. Notwithstanding the foregoing, if any payment owed to a holder of Vested Company RSUs or Company Options pursuant to Section 2.8(a)(i) or Section 2.8(b), as applicable, is not made through the Company’s or the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation or its designee will wire or issue a check for such payment to such holder, which check will be sent to such holder promptly following the Closing Date (but in no event more than ten (10) Business Days thereafter).

(d)           Necessary Further Actions. Prior to the Effective Time, the Company or the Company Board (or the appropriate committee thereof), as applicable, will take all action necessary to effect the cancellation of Company Equity-Based Awards and Company Options as of the Effective Time and to give effect to this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). All Company Equity-Based Awards and Company Options and all Company Equity Plans will terminate as of the Effective Time (but subject to the consummation of the Merger), and the provisions in any other Company Benefit Plan or Contract providing for the issuance or grant of any other interest in respect of the capital stock of the Company or its Subsidiaries will be cancelled as of the Effective Time.

(e)           Treatment of Employee Stock Purchase Plan. Prior to the Effective Time, the Company or the Company Board (or the appropriate committee thereof), as applicable, will take all action necessary to (i) cause any offering period or purchase period under the ESPP that is outstanding on the date of this Agreement and otherwise would be outstanding at the Effective Time to be terminated no later than ten (10) Business Days prior to the Closing Date; (ii) make any adjustments that may be necessary or advisable to reflect the shortened offering period or purchase period, but otherwise treat such shortened offering period or purchase period as a fully effective and completed offering period or purchase period for all purposes pursuant to the ESPP; (iii) cause the exercise (as of no later than ten (10) Business Days prior to the Closing Date) of each outstanding purchase right pursuant to the ESPP; (iv) provide that no further offering period or purchase period will commence pursuant to the ESPP on or after the Closing Date; and (v) provide that the amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase shares of Company Common Stock in accordance with the terms and conditions of the ESPP (as amended pursuant to this Section 2.8(e)), be refunded in cash to such participant as promptly as practicable following the Effective Time (without interest). On such exercise date, the Company will apply the funds credited as of such date pursuant to the ESPP within each participant’s account to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), the Company will terminate the ESPP.

2.9           Exchange of Certificates.

(a)           Payment Agent. Prior to the Closing, Parent will (i) select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b)           Exchange Fund. On the Closing Date or on the first (1st) Business Day following the Closing Date, Parent will deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock are entitled pursuant to Section 2.7 (such cash and any proceeds thereon, the “Exchange Fund”). To the extent that the Exchange Fund is insufficient at any time for any reason for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7, then Parent will, or will cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any interest or other income from investment of the Exchange Fund will be payable to Parent or the Surviving Corporation, as Parent directs.

(c)           Exchange and Payment Procedures.

(i)              Certificated Shares. Promptly following the Effective Time (and in any event within three (3) Business Days thereafter), Parent and the Surviving Corporation will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) (the “Certificates”) whose shares of Company Common Stock were converted into the right to receive the consideration payable in respect thereof pursuant to Section 2.7, (A) a letter of transmittal in such form as Parent may reasonably provide and which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent; and (B) instructions for use in effecting the surrender of the Certificates in exchange for the consideration payable in respect thereof pursuant to Section 2.7. Upon surrender to the Payment Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 2.11) for cancellation, together with such letter of transmittal, duly completed and validly executed, in accordance with the terms of such materials and instructions, the holder of such Certificate will be entitled to receive in exchange for the number of shares represented by such Certificate (and Parent will cause the Payment Agent to pay and deliver in exchange therefor as promptly as practicable) an amount in cash (less any applicable withholding Taxes payable in respect thereof) equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such Certificate by (2) the Per Share Price. The Certificate so surrendered will be cancelled. The Payment Agent will accept Certificates upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of any holder of the Certificates on the amount payable upon the surrender of such Certificates pursuant to this Section 2.9(c)(i). Until so surrendered, the Certificates will be deemed from and after the Effective Time to evidence only the right to receive the consideration payable in respect thereof pursuant to Section 2.7.

(ii)             Uncertificated Shares. Notwithstanding anything to the contrary in this Agreement, any holder of shares of Company Common Stock held in book-entry form (the “Uncertificated Shares”) will not be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent to receive the consideration payable in respect thereof pursuant to Section 2.7. In lieu thereof, each holder of record (as of immediately prior to the Effective Time) of an Uncertificated Share that immediately prior to the Effective Time represented an outstanding share of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) whose shares of Company Common Stock were converted into the right to receive the consideration payable in respect thereof pursuant to Section 2.7 will, upon receipt of an “agent’s message” in customary form (it being understood that the holders of Uncertificated Shares will be deemed to have surrendered such Uncertificated Shares upon receipt of an “agent’s message” or such other evidence, if any, as the Payment Agent may reasonably request) at the Effective Time, be entitled to receive (and Parent will cause the Payment Agent to pay and deliver as promptly as practicable) an amount in cash (less any applicable withholding Taxes payable in respect thereof) equal to the product obtained by multiplying (A) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares by (B) the Per Share Price. The Uncertificated Shares so surrendered will be cancelled. The Payment Agent will accept transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with customary exchange practices. No interest will be paid or accrued for the benefit of any holder of Uncertificated Shares on the amount payable upon the surrender of such Uncertificated Shares pursuant to this Section 2.9(c)(ii). Until so surrendered, Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the consideration payable in respect thereof pursuant to Section 2.7.

(d)           Transfers of Ownership. If a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if the consideration payable is to be paid in a name other than that in which the Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, then the consideration payable pursuant to Section 2.7 may be paid to a Person other than the Person in whose name the Certificate so surrendered or transferred is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer or other Taxes required by reason of the payment of the consideration payable pursuant to Section 2.7 to a Person other than the registered holder of such Certificate, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer or other Taxes have been paid or are otherwise not payable. Payment of the consideration payable with respect to Uncertificated Shares will only be made to the Person in whose name such Uncertificated Shares are registered.

(e)           Escheat. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a Company Stockholder for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Uncertificated Shares have not been surrendered immediately prior to the date on which any cash in respect of such Certificate or Uncertificated Share would otherwise escheat to or become the property of any Governmental Authority, then any such cash in respect of such Certificate or Uncertificated Share will, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(f)            Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.9 will thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Laws), solely as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7.

2.10         No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be cancelled and cease to exist; and (b) each holder of a Certificate or Uncertificated Shares previously representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the consideration payable therefor in accordance with Section 2.7 (or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(c)). The consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11         Lost, Stolen or Destroyed Certificates. In the event that any Certificate has been lost, stolen or destroyed, the Payment Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of such Per Share Price, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

2.12         Required Withholding. Each of the Payment Agent, Parent, Merger Sub, the Company and the Surviving Corporation, or any Subsidiary of Parent, the Company or the Surviving Corporation, will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld therefrom pursuant to any applicable Laws related to Taxes. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

2.13         Future Dividends or Distributions. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

2.14          Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, then the directors and officers of the Company and Merger Sub as of immediately prior to the Effective Time will take all such lawful and necessary action.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the Company SEC Reports filed publicly no later than two (2) Business Days prior to the date of this Agreement and on or after the Lookback Date (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature and provided that in no event shall any disclosure in any Company SEC Report qualify or limit the representations and warranties of the Company set forth in Section 3.1 (Organization; Good Standing), Section 3.2 (Corporate Power; Enforceability), Section 3.3 (Company Board Approval; Fairness Opinion; Anti-Takeover Laws), Section 3.4 (Requisite Stockholder Approval), Section 3.7 (Company Capitalization) and Section 3.26 (Brokers)); or (b) subject to Section 1.4, as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub as follows:

3.1           Organization; Good Standing. The Company (a) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties and assets owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and has not prevented, materially impaired or materially delayed, and would not reasonably be expected to prevent, materially impair or materially delay, the consummation of the Merger or the ability of the Company to perform its covenants and obligations pursuant to this Agreement. The Company has made available to Parent true, correct and complete copies of the Charter and the Bylaws, each as amended and in existence to date. The Company is not in violation of the Charter or the Bylaws. The Company has made available to Parent true, correct, and complete copies of the minute books of the Company, which copies contain true, correct, and complete records of all meetings and other corporate actions held or taken since the Lookback Date (except for the redactions of matters relating to the entrance into this Agreement and the related sale process).

3.2           Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations under this Agreement; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Merger. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations under this Agreement, and the consummation of the Merger have each been duly authorized by all necessary corporate action on the part of the Company and no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement by the Company; (ii) the performance by the Company of its covenants and obligations under this Agreement; or (iii) subject to the receipt of the Requisite Stockholder Approval, the consummation of the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity.

3.3           Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a)           Company Board Approval. The Company Board has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth in this Agreement; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations in this Agreement, and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement; (iii) approved the Voting Agreements and the transactions contemplated thereby; (iv) directed that adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company; (v) approved the adoption of an exclusive forum by-law in the form of Exhibit A to this Agreement to be effective as of the date hereof; and (vi) resolved to recommend that the Company Stockholders vote in favor of adoption of this Agreement and the approval of the Merger in accordance with the DGCL (collectively, the “Company Board Recommendation”).

(b)           Fairness Opinion. The Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of the Company Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth in the written opinion of the Company Financial Advisor, the Per Share Price to be paid to the holders of shares of Company Common Stock (other than Parent and its Affiliates) pursuant to this Agreement is fair from a financial point of view to such holders (it being understood and agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent, Merger Sub or any other Person). As of the date of this Agreement, to the Company’s Knowledge, such opinion has not been withdrawn, revoked or modified. The Company shall, promptly following the execution and delivery of this Agreement, furnish a true, correct and complete written copy of such opinion to Parent on a non-reliance basis and solely for informational purposes.

(c)          Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other applicable “anti-takeover” Law and any similar provisions in the Charter and the Bylaws will not be applicable to the Merger.

3.4           Requisite Stockholder Approval. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock and Company Convertible Preferred Stock (on an as-converted-to-Company-Common-Stock basis), voting together as a single class, that are entitled to vote to adopt this Agreement (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock that is necessary pursuant to applicable Law, the Charter or the Bylaws to consummate the Merger and the other Transactions.

3.5           Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations under this Agreement, and the consummation of the Merger do not (a) violate or conflict with any provision of the Charter (subject to, in the case of the consummation of the Merger, obtaining the Requisite Stockholder Approval) or the Bylaws or the equivalent organizational or governing documents of any Subsidiary of the Company; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, result in the loss of a benefit under, or result in a right of termination or acceleration pursuant to any Contract, Permit, concession or right binding upon the Company or any of its Subsidiaries or by or to which any of their respective properties, rights or assets are bound or subject; (c) assuming all Consents and authorizations referred to in Section 3.6 have been obtained and all filings, registrations and notifications referred to in Section 3.6 have been made and, subject to, in the case of the consummation of the Merger, obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations, loss of benefits or Liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and that have not prevented, materially impaired or materially delayed, and would not reasonably be expected to prevent, materially impair or materially delay, the consummation of the Merger or the ability of the Company to perform its covenants and obligations pursuant to this Agreement.

3.6           Requisite Governmental Approvals. No Consent, authorization of, filing or registration with, or notification to any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the (a) execution and delivery of this Agreement by the Company; (b) performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) consummation of the Merger by the Company, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with the rules and regulations of Nasdaq; (iv) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust and Foreign Investment Laws; and (v) such other Consents the failure of which to obtain has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and has not prevented, materially impaired or materially delayed, and would not reasonably be expected to prevent, materially impair or materially delay the consummation of the Merger or the ability of the Company to perform its covenants and obligations pursuant to this Agreement.

3.7           Company Capitalization.

(a)           Capital Stock and Related Matters.

(i)           Authorized Capital Stock and Stock Reservation. The authorized capital stock of the Company consists of (i) 1,000,000,000 shares of Company Common Stock; and (ii) 100,000,000 shares of Company Convertible Preferred Stock. As of the Capitalization Date, the Company has reserved 54,859,922 shares of Company Common Stock for issuance pursuant to the Company Equity Plans.

(ii)          Current Capitalization. As of the Capitalization Date, (A) 233,838,116 shares of Company Common Stock were issued and outstanding (not including shares of Company Common Stock held in treasury); (B) 400,000 shares of Company Convertible Preferred Stock were issued and outstanding, which shares of Company Convertible Preferred Stock are convertible, in the aggregate, at the option of the holder thereof into 24,501,708 shares of Company Common Stock, and no other shares of Company Convertible Preferred Stock were issued and outstanding; and (C) 1,777,382 shares of Company Common Stock were held by the Company as treasury shares. As of the Capitalization Date, (x) 48,385,465 shares of Company Common Stock were reserved for issuance under the Company Equity Plans (other than the ESPP), of which amount there were outstanding (1) Company RSUs representing the right to receive 19,792,818 shares of Company Common Stock; (2) Company PSUs representing the right to receive 2,361,933 shares of Company Common Stock (assuming maximum-level performance); and (3) Company Options to acquire 1,691,008 shares of Company Common Stock (with a weighted average exercise price of $7.1703) and (y) 6,474,457 shares of Company Common Stock were available for purchase under the ESPP. As of the Capitalization Date, 33,856,022 shares of Company Common Stock were reserved for issuance pursuant to the Company Convertible Notes. As of the Capitalization Date, the Conversion Price (as defined in the Certificate of Designations), after taking into account all applicable adjustments thereto through the Capitalization Date, is $17.25.

(iii)          No Other Issuances. The Company has sufficient authorized and unissued shares of Company Common Stock to effect the conversion of all of the Company Convertible Notes and all outstanding shares of Company Convertible Preferred Stock into shares of Company Common Stock. Since the Capitalization Date, through the date of this Agreement, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement, or vesting of Company Equity-Based Awards in accordance with their respective terms) or granted any Company Equity-Based Awards or other equity or equity-based awards or interests. Since the close of business on the Capitalization Date until the date of this Agreement, the Company has not issued or granted any Company Securities other than pursuant to the exercise, vesting, or settlement of Company Equity-Based Awards or Company Options granted prior to the date of this Agreement.

(iv)         Company Convertible Notes. As of the date hereof, the aggregate principal amount of the outstanding Company 2024 Notes is $600,000,000, the aggregate principal amount of outstanding Company 2035 Notes (Series A) is $23,436,000 and the aggregate principal amount of outstanding Company 2035 Notes (Series B) is $460,000,000. As of the Capitalization Date, the Conversion Rate (as defined in the Company 2024 Notes Indenture, the Company 2035 Notes Indenture (Series A) and the Company 2035 Notes Indenture (Series B), as applicable), after taking into account all applicable adjustments thereto through the Capitalization Date, for the Company 2024 Notes is 43.1667 and for each of the Company 2035 Notes (Series A) and Company 2035 Notes (Series B) is 16.4572.

(v)          Validity. All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights.

(b)           No Other Company Securities. Except as set forth in this Section 3.7, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (iii) other than the Company Capped Call Confirmations and the Company Forward Stock Purchase Confirmation, no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest (including any voting debt) in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Capital Stock, the “Company Securities”); (vi) no voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any cash settlements or other payments based on the price or value of any Company Securities. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Capital Stock. The Company does not have a stockholder rights plan in effect.

(c)           Company Equity-Based Awards and Company Options. Section 3.7(c) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Equity-Based Award and Company Option outstanding as of the Capitalization Date, specifying, on a holder-by-holder basis: (i) the name and country and state of residence of each holder; (ii) the number of shares of Company Common Stock subject to each such Company Equity-Based Award and Company Option; (iii) the grant date of each such Company Equity-Based Award and Company Option and any modification dates; (iv) the vesting schedule of each such Company Equity-Based Award and Company Option and any modifications thereto (including the number of shares subject to each such Company Equity-Based Award and Company Option that are vested and unvested as of the date of this Agreement); (v) the exercise price for each such Company Equity-Based Award and Company Option, to the extent applicable, (vi) the expiration date of each such Company Equity-Based Award and Company Option, to the extent applicable; (vii) whether such Company Equity-Based Award and Company Option is nonqualified deferred compensation within the meaning of Section 409A of the Code; (viii) whether such Company Option is intended to qualify as an “incentive stock option” under Section 422 of the Code; and (ix) the Company Equity Plan pursuant to which the Company Equity-Based Award and Company Option was granted. With respect to each grant of Company Equity-Based Awards and Company Options; (x) each such grant was made in accordance with the terms of the applicable Company Equity Plan, the Exchange Act and all other applicable Law, including the rules of Nasdaq, and (y) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Reports (filed publicly no later than two (2) Business Days before the date hereof) to the extent required by, and otherwise in accordance with, the Exchange Act and all other applicable Law. The Company has sufficient authorized and unissued shares of Company Common Stock to effect the issuance of all shares of Company Common Stock subject to outstanding Company Equity-Based Awards and Company Options.

(d)           No Other Rights. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

3.8           Subsidiaries; Other Equity Interests.

(a)           Subsidiaries. Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name and jurisdiction of organization of each Subsidiary of the Company and any joint ventures, partnerships, portfolio companies or similar arrangements in which the Company or its Subsidiaries has a limited liability, partnership or other equity interest (and the amount and percentage of any such interest), as well as tax classification of each Subsidiary of the Company for U.S. federal income tax purposes. Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States); and (ii) has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, each as amended to date. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except for such violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Other than the Subsidiaries of the Company, there is no Person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the consolidated financial statements of the Company and its Subsidiaries.

(b)           Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest (including any voting debt) in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) except for director’s qualifying or similar shares in non-US Subsidiaries of the Company, is owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest (including any voting debt)) that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date of this Agreement. The Company owns, directly or indirectly, 100% of the outstanding equity capital of each of its Subsidiaries.

(c)           No Other Interests in Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; (ii) options, warrants or other rights or arrangements obligating the Company or any of its Subsidiaries to acquire or redeem from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest (including any voting debt) in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries; (iv) shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, any Subsidiary of the Company; (v) voting trusts, proxies or similar arrangements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; (vi) obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company to which the Company or any of its Subsidiaries is a party or by which such Person is bound; or (vii) no other obligations by any Subsidiary of the Company to make any cash settlements or other payments based on the price or value of any shares of capital stock or other equity or voting interests, including voting debt (or securities convertible into or exchangeable for capital stock or other equity or voting interests). No Subsidiary of the Company owns any shares of capital stock of the Company.

3.9           Company SEC Reports. The Company has filed with or furnished to the SEC all forms, reports, registration statements, exhibits, schedules and documents that have been required to be filed or furnished by it pursuant to applicable Laws since the Lookback Date (such forms, reports, registration statements, exhibits, schedules and documents filed or furnished to the SEC by the Company since the Lookback Date, whether or not required to have been filed or furnished, the “Company SEC Reports”). Each Company SEC Report complied as to form, as of its filing date, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder each as in effect on the date that such Company SEC Report was filed. True, correct and complete copies of all Company SEC Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is, or since the Lookback Date has been, required to file any forms, reports or documents with the SEC. As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Reports. As of the date hereof, none of the Company SEC Reports is, to the Company’s Knowledge, the subject of ongoing SEC review.

3.10        Company Financial Statements; Internal Controls; Indebtedness.

(a)           Company Financial Statements. The consolidated financial statements of the Company and its Subsidiaries filed with the Company SEC Reports (i) were prepared in accordance with GAAP in effect as of the respective dates thereof (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); (ii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations, changes in stockholders’ equity and cash flows for the periods then ended; (iii) were prepared from, and are in accordance with, the books and records of the Company and its consolidated Subsidiaries and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Exchange Act in effect as of the respective dates thereof. Except as have been described in the Company SEC Reports, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC. As of the date of this Agreement, Deloitte & Touche LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as the independent registered public accounting firm of the Company.

(b)           Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2021, and such assessment concluded that such system was effective. The Company’s independent registered public accounting firm has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021. Since December 31, 2021, and through the date of this Agreement, to the Knowledge of the Company, no events have occurred such that management would not be able to complete its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2021, and conclude, after such assessment, that such system was effective. Since the Lookback Date, the principal executive officer and principal financial officer of the Company have each made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c)           Internal Controls. The Company has established and maintains a system of internal accounting controls that are effective in all material respects in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness (each as defined in Rule 13a-15(f) of the Exchange Act) in the system of internal control over financial reporting utilized by the Company and its Subsidiaries that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(d)           Indebtedness. Section 3.10(d) of the Company Disclosure Letter contains a true, correct and complete list of all Indebtedness of the Company and its Subsidiaries as of the date of this Agreement, other than Indebtedness reflected in the Audited Company Balance Sheet or otherwise included in the Company SEC Reports filed publicly no later than two (2) Business Days before the date of this Agreement and other than Indebtedness in which neither the aggregate principal amount outstanding exceeds $2,000,000 nor the amount owing upon settlement, unwind, or the occurrence of a specified contingency would be reasonably likely to exceed $2,000,000.

3.11         No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities other than Liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) incurred in the ordinary course of business since December 31, 2021 (none of which is a Liability resulting from breach of Contract, breach of warranty, tort, infringement or misappropriation); or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.12         Absence of Certain Changes.

(a)           No Company Material Adverse Effect. Since the date of the Audited Company Balance Sheet through the date of this Agreement, there has not occurred a Company Material Adverse Effect.

(b)           Forbearance. From and including January 1, 2022, through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business; (ii) the Company has not taken any action that, if taken or proposed to be taken after the date of this Agreement, would be prohibited by Section 5.2(a), Section 5.2(b), Section 5.2(c), Section 5.2(d), Section 5.2(e), Section 5.2(g), Section 5.2(h), Section 5.2(l), Section 5.2(m), Section 5.2(n), Section 5.2(s) or Section 5.2(y).

(c)           Divested Business. None of the Company and its Subsidiaries have any material (or, to the Knowledge of the Company, immaterial) Liabilities and there are no pending or, to the Company’s Knowledge, threatened claims against the Company or any of its Subsidiaries, in either case, arising from the Divested Business except for forward-looking obligations to perform under the Contracts entered at or before the closing of the sale of the Divested Business with the buyer of the Divested Business.

3.13         Material Contracts.

(a)           Material Contracts. Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list of each Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets, properties, rights or businesses are or purport to be bound (and any material amendments, supplements and modifications thereto, but excluding purchase orders and other similar documents issued in the ordinary course). The Company has made available to Parent a true, correct and complete copy of all Material Contracts (including all modifications, amendments, supplements, annexes and schedules thereto).

(b)           Validity. Each Material Contract is valid and binding on the Company or each such Subsidiary of the Company party thereto and, to the Company’s Knowledge, each other party thereto and is in full force and effect and to the Company’s Knowledge is enforceable against each party thereto, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity. None of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto, is in breach of or default pursuant to any Material Contract, and no event has occurred that, with or without notice or lapse of time or both, would (i) constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto; (ii) result in a right of termination for any party under any Material Contract; or (iii) cause or permit the acceleration of or other changes to any right or obligation or the loss of any benefit for any party under any Material Contract, in each case, except for such breaches, defaults, rights of termination, acceleration or losses that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.14         Real Property.

(a)           Owned Real Property. Neither the Company nor any of its Subsidiaries owns, and no such Person has since the Lookback Date owned, any real property and no such Person is party to any Contract to purchase any real property or any interest therein.

(b)           Leased Real Property. Section 3.14(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any real property that is material or in excess of 8,000 square feet (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, a “Lease”). The Company has made available to Parent true, correct and complete copies of all Leases (including all material modifications, amendments, supplements, annexes and schedules thereto). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has valid leasehold estates, licenses or other similar interests in the Leased Real Property, free and clear of all Liens (other than Permitted Liens). Each Lease is a valid and binding obligation, enforceable in accordance with its terms, of the Company or the Subsidiary of the Company that is party thereto and, to the Company’s Knowledge, of each other party thereto, and is in full force and effect and is enforceable against each party thereto, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (ii) is subject to general principles of equity. None of the Company, any of its Subsidiaries party thereto nor, to the Knowledge of the Company, any other party thereto, is in breach of or default pursuant to any Lease, and no event has occurred that, with or without notice or lapse of time or both, would (i) constitute such a breach or default pursuant to any Lease by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto; (ii) result in a right of termination for any party under any Lease; or (iii) cause or permit the acceleration of or other changes to any right or obligation or the loss of any benefit for any party under any Lease, in each case, except for such breaches and, defaults, rights of termination, acceleration or losses that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           Real Estate Proceedings. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received notice of any Legal Proceedings in eminent domain, condemnation or other similar proceedings that are pending, and, to the Company’s Knowledge, there are no such Legal Proceedings threatened or affecting any of the Leased Real Property.

3.15         Environmental Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) neither the Company nor any of its Subsidiaries has failed to comply with any Environmental Law (including any failure to possess any Permits required under applicable Environmental Laws or to comply with the terms and conditions thereof); or received any written notice alleging that the Company or any Subsidiary has violated, or owes a fine or is subject to a penalty under, any applicable Environmental Law; (b) neither the Company nor any of its Subsidiaries has transported, produced, processed, manufactured, generated, used, treated, handled, stored or Released any Hazardous Substances in violation of any applicable Environmental Law (and there have been no Releases of any Hazardous Substances at any location, to the Company’s Knowledge, as a result of any operations or activities of the Company or any of its Subsidiaries (or the respective predecessors of the Company or its Subsidiaries) or their Representatives); (c) to the Company’s Knowledge, no Hazardous Substances are present at, on, in or under any property currently or formerly owned or leased by the Company or its Subsidiaries, (d) neither the Company nor any of its Subsidiaries has exposed any employee or other individual to Hazardous Substances in violation of any applicable Environmental Law; (e) neither the Company nor any of its Subsidiaries is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding that is (i) alleging the non-compliance by the Company or any of its Subsidiaries with any Environmental Law; or (ii) seeking to impose any financial responsibility for any investigation, cleanup, removal or remediation pursuant to any Environmental Law; and (f) neither the Company nor any of its Subsidiaries is subject to any Order or any indemnity obligation or other Contract with any other Person that would reasonably be expected to result in obligations or Liabilities under Environmental Laws or concerning Hazardous Substances or Releases. The Company has made available to Parent copies of all formal environmental reports and assessments prepared within the past five (5) years that are in the possession, custody or control of the Company or any of its Subsidiaries pertaining to Releases, compliance or non-compliance with Environmental Laws or the presence of, or exposure to, Hazardous Substances and that contain information that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.16         Intellectual Property.

(a)           Registered Intellectual Property; Proceedings. Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all material Company Registered Intellectual Property, specifying, in each case, as applicable, the title, application and registration numbers, jurisdiction and record owner thereof. All material Company Registered Intellectual Property is subsisting and, to the Knowledge of the Company, not invalid or unenforceable.

(b)           Ownership. The Company and its Subsidiaries solely and exclusively own all right, title, and interest, free and clear of all Liens other than Permitted Liens, in and to the material Company Intellectual Property. There are no restrictions on the Company or its Subsidiaries’ right to use, transfer or license any Company Intellectual Property, except for any such prohibitions or restrictions that have not been and would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c)           No Order. No material Company Intellectual Property included in any Company Product is subject to any Legal Proceeding or outstanding Order to which the Company or any of its Subsidiaries are subject, in effect as of the date of this Agreement, that does or could reasonably be expected to prohibit or materially restrict the Company or its Subsidiaries from using, transferring, or licensing such Company Intellectual Property or Company Product.

(d)           IP Contracts. Section 3.16(d) of the Company Disclosure Letter sets forth a complete and accurate list of material Contracts in effect as of the date of this Agreement pursuant to which (i) the Company or any of its Subsidiaries has granted a license to a third Person under any material Company Intellectual Property, other than (A) Contracts with end users and other customers (including resellers, distributors and Channel Partners), or with potential end users and other customers (including potential resellers, distributors and Channel Partners), to the extent granting non-exclusive licenses in connection with the evaluation, provision, sale, resale, license, distribution, support or maintenance of a Company Product or service in the ordinary course of business; (B) Contracts with consultants, contractors and vendors (including manufacturers, suppliers and contract research organizations) to the extent granting non-exclusive licenses in connection with the counterparty’s provision of products or services to or for the Company or any of its Subsidiaries in the ordinary course of business; (C) other licenses entered in the ordinary course of business; and (D) any non-disclosure agreements providing for the sharing of and access to confidential information (and the right to use confidential information for the purpose enumerated in the applicable non-disclosure agreement) that do not contain any other grants of licenses or other rights with respect to Intellectual Property; or (ii) a third Person has licensed any Intellectual Property to the Company or any of its Subsidiaries that is material to the operation of the business of the Company and its Subsidiaries taken as a whole, excluding, in each case, any (1) non-exclusive licenses or related services Contracts for commercially available software, technology or Intellectual Property; (2) any licenses to Open Source Software; (3) Contracts with employees or independent contractors for the assignment of, or license to the Company or its Subsidiaries of any Intellectual Property; (4) non-exclusive licenses authorizing limited use of brand materials, feedback, or other Intellectual Property that are incidental to the primary purpose of the Contract; and (5) any non-disclosure agreements providing for the sharing of and access to confidential information (and the right to use confidential information for the purpose enumerated in the applicable non-disclosure agreement) that do not contain any other grants of licenses or other rights with respect to Intellectual Property (all such Contracts that are, or are required to be, listed under clauses (i) and (ii) of this Section 3.16(d), the “IP Contracts”).

(e)           No Affiliate Contracts. There are no Contracts to which the Company or any of its Subsidiaries is a party or which are binding on the Company or any of its Subsidiaries that directly or indirectly obligate or purport to obligate, and the consummation of the Merger will not, directly or indirectly, result in an obligation for, in each case, (i) an Affiliate (including any future Affiliate) of the Company (other than a Subsidiary of the Company) or (ii) the Company or any of its Subsidiaries to cause or require, or purport to cause or require, an Affiliate (including any future Affiliate) of the Company (other than a Subsidiary of the Company), in any such case, to (A) grant to any other Person (including the counterparty to such Contract and/or its Affiliates) any right to or with respect to any Intellectual Property, (B) be bound by, or subject to, any license or covenant (including any covenant not to sue, assert rights, or offer fixed or reasonable royalties) with respect to any Intellectual Property.

(f)           No Infringement. To the Knowledge of the Company, none of (i) the Company Products or the operation, marketing, supporting, hosting, use, servicing, sale or distribution thereof by, or in a manner authorized in writing or otherwise intended by, the Company or any of its Subsidiaries, or (ii) the operation of the business of the Company and its Subsidiaries as currently conducted or as currently planned by the Company or its Subsidiaries to be conducted in the six (6) month period following the date of this Agreement infringes, misappropriates, dilutes or otherwise violates, or has since January 1, 2020 infringed, misappropriated, diluted or otherwise violated, or would, to the Company’s Knowledge, if conducted as planned in the six (6) month period following the date of this Agreement, infringe, misappropriate, dilute or otherwise violate, the Intellectual Property of any third Person, except, in each case, where such infringement, misappropriation, dilution or violation has not been and would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating, or will infringe, misappropriate, dilute or otherwise violate, the Company Intellectual Property, and nor does the Company have any basis for believing any such infringement, misappropriation, dilution or violation would be likely to occur, except, in each case, where such infringement, misappropriation, dilution or violation has not been and would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(g)           No Notice of Infringement. Since January 1, 2020, neither the Company nor any of its Subsidiaries has received written notice (including in the form of cease and desist letters or invitations to license), that was or would be material to the Company and its Subsidiaries, taken as a whole, from any third Person: (i) alleging that (A) any Company Products or the operation, marketing, supporting, hosting, use, servicing, sale or distribution thereof, (B) the Company or any of its Subsidiaries, or (C) the operation of the business of the Company and its Subsidiaries as currently conducted, infringes, misappropriates, dilutes or otherwise violates the Intellectual Property of any third Person; or (ii) challenging the ownership, validity, enforceability, registrability or use of any Company Intellectual Property. Since January 1, 2020, the Company has not made or asserted any written notice (including in the form of cease and desist letters or invitations to license) that has been or would be material to the Company and its Subsidiaries, taken as a whole, to any third Person alleging infringement or misappropriation of any Company Intellectual Property or challenging the ownership, validity, enforceability, registrability or use of any Intellectual Property.

(h)           Employee and Contractor Agreements. Each Person who has been engaged by the Company or any Subsidiary and has contributed to or participated in the conception or development of any material Company Intellectual Property on behalf of the Company or any Subsidiary has entered into proprietary rights agreements with the Company or a Subsidiary in which they have, subject to limitations of applicable Law, assigned or vested ownership of all their rights in such Intellectual Property to the Company or the Subsidiary and have agreed to maintain the confidentiality of such Intellectual Property, except where the failure of such Persons to have entered into such agreements or otherwise validly assigned or vested such ownership has not been and would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Except as has not been and would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, no such Person owns, or has any right, claim, interest or option (including the right to further remuneration or consideration) with respect to any such Intellectual Property or has made, or threatened to make, any assertion of any of the foregoing.

(i)           No Government Funding. Except as has not been and would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, no funding, facilities or resources of any Governmental Authority, university, college, other educational institution, multi-national, bi-national or international organization or research center was used in the development of the Company Intellectual Property, nor do any such authorities or entities own or have any rights (including license rights) to (or options to obtain any rights to) any such Company Intellectual Property.

(j)           Trade Secrets. Except as has not been and would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have taken steps in accordance with industry best practice to protect and maintain the confidentiality of all Trade Secrets included in the Company Intellectual Property or disclosed to the Company or its Subsidiaries on condition of confidentiality.

(k)           Standards. Except as has not been and would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, none of the Company Intellectual Property is subject to any promise, declaration, commitment or obligation to any industry standards body or other organization that produces and/or maintains standards or specifications, including obligations relating to non-assertion or licensing for free or on fair, reasonable or non-discriminatory terms.

(l)           Source Code Escrow. The Company has not disclosed, licensed, made available or delivered to any escrow agent any of the source code for any Company Software or Company Product, and no event has occurred that would legally require the Company or any of its Subsidiaries or Parent or any of its Affiliates to do any of the foregoing. Neither this Agreement nor the consummation of the Merger will result in (i) the disclosure or delivery, or requirement to disclose or deliver, to any Person of any source code included in any Company Software or Company Product (including any release from escrow of any such source code), or (ii) any Person gaining additional rights in any such source code already in such Person’s possession.

(m)         Open Source Software. The Company and its Subsidiaries have not used Open Source Software in any manner that could, with respect to any Company Software or Company Product, reasonably be expected to (i) require its disclosure or distribution in source code form; (ii) require the licensing thereof for the purpose of making derivative works; or (iii) impose any restriction on the consideration to be charged for the distribution thereof (including, with respect to the foregoing clauses (i)-(iii), where any such Open Source Software has been incorporated into, integrated with, combined with or linked to any Company Software or Company Product), in each case, except as has not been and would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. With respect to any Open Source Software that is used by the Company or its Subsidiaries, the Company or the applicable Subsidiary is in compliance with all applicable agreements with respect thereto, except for any such non-compliance that has not been and would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(n)           IT Assets. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company Products or IT Assets: (i) contains any bug, defect or error that materially affects the use, functionality or performance of such Company Products or IT Assets, other than those that allow material conformance with the specifications in the Company Product or IT Asset documentation or that arise in and are capable of remediation in the ordinary course of business without material and adverse financial impact on the Company or any of its Subsidiaries taken as a whole, or (ii) currently fails to operate or comply with any applicable express warranty, specifications or contractual commitment relating to the use, functionality or performance of such Company Products or IT Assets (or, in each case, any Software therein) made by the Company or any of its Subsidiaries.

(o)           No Viruses, etc.; Warranty Claims. Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company Products or IT Assets (or, in each case, any Software therein) contains any computer virus, unauthorized disabling or erasing mechanism, worm, unauthorized software lock, drop dead device, Trojan horse, back door, trap door, time bomb or undocumented hidden command, undocumented hidden code, undocumented instructions key or other code or instruction that may be used to access, modify, delete, damage or disable any Company Products or IT Assets or other information technology assets or systems (or, in each case, any Software therein or data processed thereby) without the authorization of the end user. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there have been, and are, no warranty or indemnification claims (or claims that could reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole) asserted against the Company or any of its Subsidiaries in writing, or, to the Knowledge of the Company, against customers or Channel Partners, related to the Company Products (or any Software therein) nor has the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any customers or Channel Partner, received any written threats of Legal Proceedings against the Company, any of its Subsidiaries, any customers or Channel Partners with respect to such claims, nor is the Company aware of any basis on which such Legal Proceedings would be likely to arise.

3.17         Privacy, Data Protection and Data Security.

(a)           Company Privacy Policy. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries (i) maintains, and since January 1, 2020 has maintained, commercially reasonable policies regarding privacy and data protection, as applicable (each, a “Company Privacy Policy”), with respect to its collection, use and disclosure of Personal Information; and (ii) complies, and since January 1, 2020 has complied, with (A) each applicable Company Privacy Policy, (B) all applicable Laws pertaining to privacy, data protection, and information security with respect to the Company’s and its Subsidiaries’ collection, use and disclosure of Personal Information, and (C) all other applicable Data Protection Requirements.

(b)           Protection of Information. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has implemented and maintained reasonable and appropriate policies, and has taken reasonable and appropriate steps, designed (i) to protect Personal Information and Company Data collected or otherwise maintained by or on behalf of the Company or any of its Subsidiaries from unauthorized access, acquisition, disclosure, security breaches, or compromise of confidentiality, integrity, availability, or security; (ii) to identify and address material internal and external risks to the security of Personal Information and Company Data; and (iii) to ensure, in all material respects, the continued, uninterrupted and error-free operation of the IT Assets and Company Products, including employing reasonable and appropriate security maintenance, disaster recovery, redundancy, backup, archiving, and virus or malicious device scanning/protection measures. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is not currently pending, and there has not been, since January 1, 2020, any written allegation raised with the Company or any of its Subsidiaries of a deficiency in or failure to meet any of the measures described above. Without limiting the generality of the foregoing, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries maintains, and has since January 1, 2020 remained in compliance with, policies and procedures that (i) identify internal and external risks to the security of the IT Assets and Company Products; (ii) implement, monitor and improve reasonable and appropriate safeguards to control such risks; (iii) include documented controls concerning the prevention, detection, containment and correction of security violations related to IT Assets or Company Products; and (iv) comply with all applicable Data Protection Requirements in all material respects. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has deployed reasonable and appropriate encryption on all portable devices and information systems containing Company Data or Personal Information. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have addressed and remediated or mitigated all material threats and deficiencies in the IT Assets and Company Products identified in every security audit, penetration test or like security assessment performed by the Company and its Subsidiaries, or by a third party on their behalf, including any such audits, tests or like assessments required by any Contracts to which the Company or any of its Subsidiaries is a party.

(c)           Certification; Protection. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Employee and Data Processor has received appropriate training regarding information security, privacy and applicable Data Protection Requirements; (ii) the Company and each of its Subsidiaries has contractually obligated all Data Processors to contractual terms relating to the protection and use of IT Assets or Personal Information and other Company Data thereon, including obligations to (A) comply with applicable Data Protection Requirements, (B) implement an appropriate information security program that includes reasonable administrative, technical, and physical safeguards for the protection, of the applicable data and/or systems, (C) restrict processing of Personal Information; and (D) certify or guarantee the return or adequate disposal or destruction of Personal Information; and (iii) the Company and each of its Subsidiaries has taken reasonable and appropriate measures to ensure that all Data Processors have complied, in all material respects, with their contractual obligations.

(d)           No Disruption; No Breaches. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2020, (i) the Company and each of its Subsidiaries has not suffered any disruption of IT Assets or any security breach of any of its systems with respect to any Personal Information or Company Data, or any unauthorized access to, or use, loss, acquisition or disclosure of, any Personal Information or Company Data controlled by or on behalf of the Company or any of its Subsidiaries; (ii) neither the Company nor any of its Subsidiaries has notified, or been required to notify under applicable Data Protection Requirements, any Person of any information security breach involving Personal Information or Company Data; (iii) to the Company’s Knowledge, no Person has requested, following execution of a Contract with the Company, that the Company remove or limit access to or use of any Personal Information stored by or on behalf of the Company and (iv) there have been no government or regulatory investigations or other Legal Proceedings against the Company and its Subsidiaries involving Company Data or IT Assets, past or current, relating to any privacy or security incidents, whether or not involving Personal Information or Data Protection Requirements.

(e)           Data Protection Requirements. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2020, (i) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other Person, has received any notice or other communication from any Governmental Authority or other Person regarding any violation of, or failure to comply with, any Data Protection Requirements by the Company or any of its Subsidiaries; (ii) there is not currently pending and, to the Knowledge of the Company, there has not been any Legal Proceeding against any Company or any of its Subsidiaries alleging any violation of, or failure to comply with, any Data Protection Requirements; (iii) neither the Company nor any of its Subsidiaries has: (A) conducted any unauthorized access, interception, monitoring or recording of any electronic communications in breach of applicable Data Protection Requirements; (B) received requests from any Governmental Authority or other Person to disclose confidential information related to customers and/or confidential information related to Company Products; (C) provided or been compelled to provide any Governmental Authority or other Person with direct access to IT Assets or information related to customers; or (D) had employees in any jurisdiction forced to provide access to confidential information or IT Assets outside normal legal process; and (iv) neither the Company nor any of its Subsidiaries is currently subject to any Data Protection Requirements or other legal obligations that, following the Closing, would, in their current forms, prohibit the Company or any of its Subsidiaries from receiving or using Personal Information in the manner in which the Company and its Subsidiaries receive and use Personal Information prior to the Closing.

3.18         Tax Matters.

(a)           Tax Returns, Payments and Reserves. Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries have (i) timely filed (taking into account valid extensions) all Tax Returns required to be filed by any of them and such Tax Returns are true, correct and complete in all material respects, and have been completed in accordance with applicable Law; and (ii) paid, or have reserved in accordance with GAAP for the payment of, all Taxes that are required to be paid (whether or not shown on a Tax Return). There is no material Tax deficiency outstanding, assessed or proposed in writing against the Company or any of its Subsidiaries. The Company has made available to Parent true, correct and complete copies of all U.S. federal income Tax Returns and California income Tax Returns for the Company and for its Subsidiaries filed for all periods for the last three years. The most recent financial statements contained in the Company SEC Reports reflect a reserve in accordance with GAAP for all income Taxes and other material Taxes accrued but not then payable by the Company and its Subsidiaries through the date of such financial statements, and neither the Company nor any of its Subsidiaries has liability for material unpaid Taxes accruing after the date of such Company SEC Reports, except for Taxes arising in the ordinary course of business following the date of the Company SEC Reports.

(b)           No Waivers. Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax, in each case that has not since expired except in connection with any ongoing Tax examination that has been disclosed under Section 3.18(d) of the Company Disclosure Letter.

(c)           Withholding Taxes. Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries (i) has withheld with respect to their employees, stockholders, creditors and other third Persons all United States federal, state, local and non-United States Taxes, including Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be withheld; and (ii) has timely paid over any amounts so withheld to the appropriate Taxing Authority.

(d)           No Audits. No audits or other examinations with respect to income or other material Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing and have not been resolved. Since January 1, 2020, no written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to tax in that jurisdiction. Neither the Company nor any of its Subsidiaries has (or has ever had) any obligation to file Tax Returns or pay Taxes in any jurisdiction other than in (i) the jurisdiction in which such Company or Subsidiary, as applicable, is organized or (ii) in a jurisdiction in which such Company or Subsidiary currently files Tax Returns. No non-United States Subsidiary of the Company (x) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; or (y) was created or organized in the United States such that such Person would be taxable in the United States as a domestic Person pursuant to Treasury Regulation § 301.7701-5(a).

(e)           No Spin-offs. During the two years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment pursuant to Section 355 or 361 of the Code.

(f)            No Listed Transactions. Neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction” as set forth in Treasury Regulation § 1.6011-4(b) or any similar provision of state, local or non-United States Law, or any transaction that is the same as or substantially similar to one of the types of transactions that the IRS or any state, local, or non-United States Taxing Authority has determined to be a Tax avoidance transaction and identified by notice, regulation or other form of published guidance as such a “listed transaction.”

(g)           No Tax Agreements. Neither the Company nor any of its Subsidiaries (i) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) other than a group the common parent of which was the Company; (ii) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation (A) entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes or (B) solely by and among any of the Company and its Subsidiaries; or (iii) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, or otherwise by Contract (other than Contracts entered into in the ordinary course of business the primary purpose of which is not related to Tax or to the acquisition of equity interests issued by, or assets of, another Person) or operation of law.

(h)           Tax Incentives. The Company and each of its Subsidiaries is in compliance with all terms and conditions of any material Tax exemption, Tax holiday or other Tax reduction agreement or order (each, a “Tax Incentive”).

(i)           No Post-Closing Inclusions. Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, (iii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-United States income Tax Law) entered into on or prior to the Closing Date, (iv) a change in the method of accounting for a period ending prior to or including the Closing Date, (v) any “gain recognition agreement” described in Treasury Regulations promulgated under Section 367 of the Code or the utilization of dual consolidated losses described in Treasury Regulations promulgated under Section 1503(d) of the Code (or, in each case, any corresponding provision of state, local or non-United States income Tax Law) on or prior to the Closing Date, or (vi) the application of Section 965 of the Code (including Section 965(h)).

(j)           No Tax Rulings. Neither the Company nor any of its Subsidiaries has received any letter ruling from the IRS (or any comparable ruling from any other Taxing Authority).

(k)           Tax Positions. Each of the Company and its Subsidiaries (as applicable) has disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of U.S. federal income Tax within the meaning of Section 6662 of the Code.

(l)           No Section 956 Property. No non-United States Subsidiary of the Company holds any material assets that constitute United States property within the meaning of Section 956 of the Code.

(m)         No Boycotts. No non-United States Subsidiary of the Company has participated in or cooperated with, or has agreed to participate in or cooperate with, an international boycott within the meaning of Section 999 of the Code.

(n)           COVID-19. The Company and each of its Subsidiaries has (i) to the extent it has elected such deferral, properly complied in all material respects with all applicable Law relating to the deferred payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) to the extent applicable, eligible and claimed, properly complied in all material respects with all applicable Law and duly accounted for any available Tax credits under Sections 7001 through 7004 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act, (iii) not deferred any payroll Tax obligations (including those imposed by Sections 3101(a) and 3201 of the Code) (for example, by a failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to, or in connection with, the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, or IRS Notice 2020-22 and (iv) not sought a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. § 636(a)), as added by Section 1102 of the CARES Act.

(o)           Intellectual Property. Neither the Company nor any of its Subsidiaries has entered into a cost sharing arrangement to share research and development costs and rights to any developed Intellectual Property. No Subsidiary of the Company that is incorporated or organized outside of the United States or Ireland owns any Intellectual Property described in clauses (i) through (v) of the definition of Intellectual Property, including any economic or commercialization rights to such Intellectual Property.

(p)           Transfer Pricing. Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries are in compliance with all transfer pricing requirements in all jurisdictions in which the Company or the relevant Subsidiary, as the case may be, does business, including the execution and maintenance of contemporaneous United States documentation and documentation required for reporting compliance in other jurisdictions, substantiating the transfer pricing practices and methodology of the Company and each of its Subsidiaries.

3.19         Employee Plans.

(a)           Company Benefit Plans, Investigations or Audits. Section 3.19(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each material Company Benefit Plan in respect of the jurisdictions (and organized by jurisdictions) set forth on Section 3.19(a) of the Company Disclosure Letter. The Company shall provide Parent with a true, correct and complete list, as of the date of this Agreement, of all material Company Benefit Plans organized by jurisdiction within five (5) Business Days following the date hereof. With respect to each material Company Benefit Plan, to the extent applicable, the Company has made available, or, solely with respect to clauses (i), (ii), (iv), (v), (vi) and (viii), will make available no more than five (5) Business Days following the date hereof, to Parent true, correct and complete copies of (i) the most recent annual report on Form 5500 required to have been filed with the DOL for each Company Benefit Plan, together with attached schedules; (ii) the most recent determination or opinion letter, if any, from the IRS for any Company Benefit Plan that is intended to qualify pursuant to Section 401(a) of the Code; (iii) the plan documents or agreements (including a written summary of any Company Benefit Plan not in writing); (iv) the most recent summary plan description; (v) any related trust agreements, insurance contracts or other funding instruments; (vi) the most recent audited financial statements; (vii) all material amendments, modifications or supplements to any such documents; (viii) any material notices to or from the IRS or any office or representative of the DOL or any similar Governmental Authority relating to any material compliance issues in respect of any such Company Benefit Plan; and (ix) all other material Contracts relating to each Company Benefit Plan, including administrative service agreements. With respect to each material Company Benefit Plan that is maintained for the benefit of any Service Provider whose primary work location is outside of the United States (the “International Employee Plans”), to the extent applicable, the Company has also made available to Parent true, correct and complete copies of (1) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such International Employee Plan; and (2) any document comparable to the determination or opinion letter referenced pursuant to clause (ii) above issued by a Governmental Authority relating to the satisfaction of Law necessary to obtain the most favorable tax treatment.

(b)           Absence of Certain Plans. Neither the Company nor any of its ERISA Affiliates has previously maintained, sponsored, participated in or contributed to, currently maintains, sponsors or participates in, or contributes to, or has had any obligation to sponsor, maintain or contribute to, and no Company Benefit Plan is, (i) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA); (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); or (iii) a defined benefit pension plan or plan subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA (in each case under clause (i), (ii), or (iii), whether or not subject to ERISA). At no time has the Company or any of its Subsidiaries incurred any withdrawal liability (within the meaning of Section 4201 of ERISA, whether or not subject to ERISA), and there is no reason to believe that the Company or any of its Subsidiaries has any actual or contingent withdrawal liability.

(c)           Qualified Plans. Section 3.19(c) of the Company Disclosure Letter identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code or any applicable Law or regulation of any foreign jurisdiction or Governmental Authority (each, a “Qualified Plan”). Each Qualified Plan (i) may rely on a prototype opinion letter or has received a favorable determination letter from the IRS (or such other applicable Governmental Authority with respect to any International Employee Plan that is a Qualified Plan) to such effect and nothing has occurred or exists since the date of such determination or opinion letter that would reasonably be expected to materially and adversely affect the qualified status of any such Qualified Plan or (ii) has a period of time remaining under applicable Treasury Regulations, IRS pronouncements or similar regulation by a foreign Governmental Authority in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the “qualified” status of each such Qualified Plan. No trust funding any Company Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(d)           Compliance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Benefit Plan has been established, registered (where required), approved (where required), qualified (where required), maintained, funded, operated and administered in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority, and (ii) all contributions required to be made to any Company Benefit Plan pursuant to applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have, in each case, been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

(e)           Company Benefit Plan Legal Proceedings. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Company Benefit Plan, the assets of any trust pursuant to any Company Benefit Plan, or the plan sponsor, plan administrator or any fiduciary or any Company Benefit Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure and (ii) no Company Benefit Plan is under audit or is the subject of an audit or investigation by the IRS, the DOL, the SEC, the PBGC or any other Governmental Authority (and the Company has not received written notice of any such audit or investigation) nor, to the Knowledge of the Company, is any such audit or investigation threatened or anticipated with respect to any Company Benefit Plan.

(f)            No Prohibited Transactions. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any of its Subsidiaries, any fiduciary or administrator of any Company Benefit Plan or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Company Benefit Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Company Benefit Plan, or for which the Company or any of its Subsidiaries has any indemnification obligation.

(g)           No Welfare Benefit Plan. Except as has not been and would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, no Company Benefit Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) (whether or not subject to ERISA) provides post-termination or retiree life insurance, health or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar Law, the full cost of which is borne by the employee or former employee (or any of their beneficiaries).

(h)           No Acceleration or Payment; Section 280G. Neither the execution and delivery of this Agreement nor the consummation of the Merger nor the transactions contemplated hereby will, either alone or in combination with another event (whether contingent or otherwise) under any Company Benefit Plan, (i) entitle any Service Provider to severance pay, unemployment compensation or accrued pension benefit or any other payment or benefit, (ii) materially increase the amount or value of compensation or benefits due to any such Service Provider, (iii) accelerate the time of payment, vesting, or funding or increase the amount of compensation due any such Service Provider, (iv) trigger any funding or other obligation under any Company Benefit Plan, (v) result in any breach or violation of or default under or impose any restrictions or limitations on the Company’s rights to administer, amend or terminate any Company Benefit Plan or transfer the assets of any Company Benefit Plan or (vi) result in any payment under any Company Benefit Plan (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Company Benefit Plan provides for, and none of the Company nor any of its Affiliates is a party to a Contract that provides for, or is otherwise obligated to provide, any gross-up, additional payment or reimbursement of Taxes under Sections 409A or 4999 of the Code or otherwise.

(i)           Section 409A. Each Company Benefit Plan is in all material respects in material compliance (both operationally and documentarily) with Section 409A of the Code. No assets set aside for the payment of benefits under any Company Benefit Plan that is or was a nonqualified deferred compensation plan subject to Section 409A of the Code (a “Nonqualified Deferred Compensation Plan”) are held outside of the United States, except to the extent that substantially all of the services to which such benefits are attributable have been performed in the jurisdiction in which such assets are held, and otherwise no arrangement exists with respect to a Nonqualified Deferred Compensation Plan that would result in income inclusion under Section 409A(b) of the Code.

(j)           International Employee Plans. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each International Employee Plan has been established, maintained and administered in compliance in all material respects with its terms and conditions and with the requirements prescribed by any applicable Laws, including making all required filings and reports in a timely manner with all Governmental Authorities, (ii) no event has occurred with respect to any registered International Employee Plan which would result in the revocation of the registration of such International Employee Plan, or which would entitle any Person (without the consent of the sponsor of such International Employee Plan) to wind up or terminate any such International Employee Plan, in whole or in part, or could otherwise reasonably be expected to have an adverse effect on the tax status of any such International Employee Plan and (iii) no contribution holidays have been taken under any of the International Employee Plans, and there have been no withdrawals of assets or transfers from any International Employee Plan, except in accordance with applicable Laws. No debt has arisen under Section 75 of the U.K. Pension Act 1995 in connection with any International Employee Plan, nor will any such debt become due as a result of the consummation of the Merger. No employee of the Company or any of its Subsidiaries who is domiciled outside of the United States (or any of their dependents) is entitled to any pension, superannuation, retirement (including on early retirement), or death benefits (including in the form of a lump sum) (together, “Pension Benefits”) that become payable before such employee’s normal retirement age as stated in his or her contract of employment or such International Employee Plan itself. With respect to each International Employee Plan, (A) apart from any general indemnity in favor of the trustees given by the Company or any of its Subsidiaries under the governing documents of such International Employee Plan, the Company and its Subsidiaries have not given any indemnity, undertaking or guarantee in respect of such International Employee Plan, (B) the financial statements of such International Employee Plan accurately reflect such International Employee Plan’s liabilities and accruals for contributions required to be paid to such International Employee Plan, in accordance with applicable generally accepted accounting principles consistently applied and (C) the assets of each International Employee Plan that provide Pension Benefits are sufficient to satisfy its respective liabilities (current and contingent) as of the date of this Agreement. No International Employee Plan has material unfunded liabilities that as of the Effective Time will not be fully accrued for in its financial statements or fully offset by insurance.

3.20         Labor Matters.

(a)           Union Activities. Neither the Company nor any of its Subsidiaries is, and since January 1, 2020, has not been a party to any collective bargaining agreement, labor union contract, trade union agreement or similar agreement or contract with any Labor Entities, as defined below (collectively, “Labor Agreements”). To the Knowledge of the Company, there are no activities or proceedings of any labor, trade union, works council, or other similar representative body (collectively, “Labor Entities”) to organize any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries. No Labor Agreement is being negotiated by the Company or any of its Subsidiaries. Other than with respect to the Divested Business, there is no strike, material slowdown, lockout, material work stoppage or similar industrial action or application to a labor tribunal made against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened directly against the Company or any of its Subsidiaries, and no such activities have occurred with respect to the Company and Subsidiaries during the last three (3) years. The consummation of the Merger will not entitle any person (including any Labor Entities) to any payments under any Labor Agreement, or require the Company or any of its Subsidiaries to consult with, provide notice or other disclosure to, or obtain the consent or opinion of any Labor Entities.

(b)           Employment Law Compliance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance, and have complied since January 1, 2020, with all applicable Laws and Orders with respect to employment or labor, including applicable Laws, rules and regulations regarding wage and hour requirements, immigration status, discrimination in employment, employee health and safety, sexual harassment, workers’ compensation, document retention, disability rights or benefits, unemployment insurance, hiring, plant closures, affirmative action, contract of services or services relationships, classification of employees, independent contractors, outsourced staff or contingent workers and collective bargaining, and no Legal Proceedings relating to non-compliance with any of the foregoing are pending or, to the Knowledge of the Company, threatened.

(c)           Harassment; Misconduct. To the Knowledge of the Company, since January 1, 2019, (i) no allegations, claims, reports or complaints of sexual harassment, sexual misconduct or similar claims have been made to the human resources or legal departments of the Company or any of its Subsidiaries against or in respect of any current non-employee director of the Company or current Service Provider at a level of Director or above, and (ii) neither the Company nor any of its Subsidiaries has entered into any severance or settlement agreement of $100,000 or more payable by the Company or any of its Subsidiaries related to allegations, claims or reports of sexual harassment, sexual misconduct or similar claims by any Service Provider.

(d)           Employment Claims. Except as has not been and would not, individually or in the aggregate, have a Company Material Adverse Effect, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing alleging breach of any express or implied contract of employment, wrongful or unfair termination of employment or any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, or otherwise alleging violation of any other employment or labor Laws.

(e)           Mass Layoffs. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is in compliance with the United States Worker Adjustment Retraining and Notification Act (“WARN Act”). In the eighteen (18) months prior to the date hereof, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act or any similar term under any analogous applicable Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, (ii) a “mass layoff” (as defined in the WARN Act, or any analogous applicable Law) affecting any site of employment or facility of the Company or any of its Subsidiaries, and (iii) neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number, including as aggregated, to trigger application of the WARN Act.

3.21         Permits. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries hold, and at all times since January 1, 2020 have held, to the extent legally required, all Permits that are required to own, lease, and operate their properties and assets and for the operation of the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries are, and at all times since January 1, 2020 have been, in compliance with the terms of all of their respective Permits, and all such Permits are valid and in full force and effect and not subject to any Legal Proceeding that could result in any modification, termination, or revocation thereof and no suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened, except for such non-compliance, modifications, terminations, revocations, suspensions or cancellations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.22         Compliance with Laws.

(a)           General Compliance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries is, and since January 1, 2020 has been, in compliance with all Laws that are applicable to the Company or its Subsidiaries or to the conduct of the business or operations of the Company or its Subsidiaries.

(b)           Trade Compliance Laws.

(i)           Compliance with Laws. Each of the Company and its Subsidiaries conducts, and since January 1, 2020, has conducted its business, including its export and import transactions, in all material respects, in compliance with (A) all applicable U.S. export and reexport controls, including the Export Administration Regulations (“EAR”) and sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), and (B) all other applicable import and export regulations in other countries in which the Company conducts business (collectively, “Trade Compliance Laws”).

(ii)          Not a Sanctioned Person. None of the Company or any its Subsidiaries or, to the Company’s Knowledge, any Company Employee, Representative or other Person acting on behalf of the Company or any of its Subsidiaries is currently a Sanctioned Person.

(iii)         Compliance with Policies. Each of the Company and each of its Subsidiaries maintains, and has remained, in all material respects, in compliance with, policies and procedures designed to prevent it and any Person acting on its behalf from violating Trade Compliance Laws.

(iv)         Export and Import Approvals. Without limiting Section 3.22(b)(i)-(iii), except as has not been and would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole:

(1)   each of the Company and its Subsidiaries has obtained all export and import licenses and other Permits, consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings with any Governmental Authority, and satisfied all applicable requirements for the use of any license exceptions, as required for (A) the export, import or reexport of products, services, software or technologies by the Company and its Subsidiaries, and (B) releases of technologies and software to nationals from countries other than those in which the Company or any of its Subsidiaries is located (“Export and Import Approvals”);

(2)   each of the Company and its Subsidiaries is in compliance with the terms of all applicable Export and Import Approvals;

(3)   there are no active, pending or to the Knowledge of the Company, threatened claims or active or pending internal or third-party (including by a Governmental Authority) investigations related to the Company’s or its Subsidiaries’ compliance with Trade Compliance Laws or Export and Import Approvals;

(4)   to the Company’s Knowledge, there are no facts or circumstances pertaining to the Company’s and its Subsidiaries’ business or compliance with Trade Compliance Laws or Export and Import Approvals that would constitute a reasonable basis for any future disclosures, claims or actions;

(5)   no Export and Import Approvals for the transfer of export licenses to Parent or the Surviving Corporation is required, or such Export and Import Approvals can be obtained expeditiously without material cost; and

(6)	Section 3.22(b)(iv)(6) of the Company Disclosure Letter sets forth the true, correct, and complete export control classifications applicable to the products, services, software, and technologies that have been exported to third parties by the Company and its Subsidiaries.

(c)           Anti-Bribery Laws.

(i)           Compliance. The Company and each of its Subsidiaries, and, to the Company’s Knowledge, each of their respective directors, officers or employees, are in compliance with applicable Anti-Bribery Laws, and have not, directly or indirectly, committed a violation of any applicable Anti-Bribery Laws.

(ii)          No Improper Payments. To the Knowledge of the Company, no director, officer, employee, Representative or other Person acting on behalf of the Company or any of its Subsidiaries, in each case, acting on behalf of the Company or any of its Subsidiaries, has made, authorized, or promised to make, directly or indirectly, any transfer of monies or anything of value: (i) to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official to obtain or retain business, or to secure any other improper benefit or advantage, or (ii) corruptly influencing an act by any Governmental Authority, in each case, in violation of any Anti-Bribery Laws.

(iii)          FCPA Policies. The Company and each of its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with the FCPA and Anti-Bribery Laws of each jurisdiction in which the Company and its Subsidiaries operate.

(iv)         Records. Except as has not been and would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries has made and kept books and records, accounts and other records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and each of its Subsidiaries as required by the FCPA.

3.23         No Legal Proceedings; Orders.

(a)           No Legal Proceedings. There are no Legal Proceedings (other than Legal Proceedings that relate to, challenge or seek to prevent, enjoin, alter or materially delay, or recover any damages or obtain any other remedy in connection with, this Agreement, the Transaction Documents, the Merger or any other Transactions) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or against any present or former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such, except for Legal Proceedings that would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, and have not prevented, materially impaired or materially delayed, and would not reasonably be expected to prevent, materially impair or materially delay, the consummation of the Merger or the ability of the Company to perform its covenants and obligations pursuant to this Agreement.

(b)           No Orders. Neither the Company nor any of its Subsidiaries is subject to any Order, except for Orders that would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, and have not prevented, materially impaired or materially delayed, and would not reasonably be expected to prevent, materially impair or materially delay, the consummation of the Merger or the ability of the Company to perform its covenants and obligations pursuant to this Agreement.

(c)           Merger-Related Proceedings. As of the date of this Agreement, there are no Legal Proceedings pending or, to the Company’s Knowledge, threatened, that relate to, challenge or seek to prevent, enjoin, alter or materially delay, or recover any damages or obtain any other remedy in connection with, this Agreement, the Transaction Documents, the Merger or any other Transactions.

3.24         Insurance.

(a)           Insurance Coverage. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as is customary for the industry in which the Company and its Subsidiaries operate and as the management of the Company has in good faith determined to be prudent and appropriate.

(b)           Policies and Programs. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the insurance policies and all self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries is in full force and effect, all premiums and other payments due on each such policy has been paid by the Company or its Subsidiaries and all claims thereunder have been filed in due and timely fashion.

(c)           No Cancellation; No Increase in Premium or Denial of Coverage. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Lookback Date, the Company and its Subsidiaries have been in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries have received any written notice regarding any cancellation or invalidation of any such insurance policy other than in connection with ordinary renewals and, to the Company’s Knowledge, (i) there is no threatened termination of, or threatened premium increase with respect to, any of such policies other than increases in connection with the Company’s annual renewal process and (ii) there is no claim pending regarding the Company or any of its Subsidiaries under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

3.25         Related Person Transactions. Except for compensation or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings that are material to the Company and its Subsidiaries, taken as a whole, or that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders, and that are between the Company or any of its Subsidiaries, on the one hand, and any beneficial owner of five percent (5%) or more of Company Common Stock, beneficial owner of Company Convertible Preferred Stock, or present or former director or officer of the Company or any of its Subsidiaries, or any Affiliate or “immediate family member” (within the meaning of Item 404 of Regulation S-K promulgated by the SEC) of any of the foregoing, on the other hand.

3.26         Brokers. Except for the Company Financial Advisor, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger. The Company has made available to Parent a true, correct and complete copy of any engagement letter or other Contract between the Company and the Company Financial Advisor relating to the Merger.

3.27         Government Contracts.

(a)           Compliance with Government Contracts. With respect to each Company Government Contract and each Company Government Subcontract, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)           to the Company’s Knowledge, each such Company Government Contract or Company Government Subcontract (A) was legally awarded and (B) unless expired prior to the date of this Agreement, is binding on the parties thereto and is in full force and effect; provided that, for purposes of this clause (i), the terms Company Government Contract and Company Government Subcontract shall not include any Bids;

(ii)          to the Company’s Knowledge, no reasonable basis exists to give rise to (A) a claim for fraud (as such concept is defined under the state or federal laws of the United States) in connection with any Company Government Contract or Company Government Subcontract or under the United States False Claims Act or the United States Procurement Integrity Act; (B) a claim under the United States Truth in Negotiations Act; (C) a finding of violation of any applicable Law relating to labor matters; or (D) a finding of failure to perform any obligation of any Company Government Contract or Company Government Subcontract;

(iii)          neither the United States government nor any prime contractor or subcontractor has notified the Company or its Subsidiaries, in writing, that the Company or its Subsidiaries has, or may have, breached or violated in any respect any applicable Law, certification, representation, clause, provision or requirement pertaining to such Company Government Contract or Company Government Subcontract, and, to the Knowledge of the Company, any representations or certifications submitted by the Company or its Subsidiaries in connection with such Company Government Contract or Company Government Subcontract were current, accurate and complete in all material respects on the date of submission;

(iv)         neither the Company nor its Subsidiaries has received, in writing, any notice of termination for convenience, notice of termination for default, cure notice or show cause notice pertaining to such Company Government Contract or Company Government Subcontract, and to the Company’s Knowledge, there is no basis for any such notice of termination for default, cure notice, or show cause notice, and, to the Company’s Knowledge, no termination for convenience of a Company Government Contract or Company Government Subcontract is being contemplated;

(v)           to the Knowledge of the Company, no cost incurred or amount invoiced by the Company or its Subsidiaries pertaining to such Company Government Contract or Company Government Subcontract has been questioned or challenged, is the subject of any audit or investigation, or has been disallowed by any Governmental Authority;

(vi)         no payment due to the Company or its Subsidiaries pertaining to such Company Government Contract or Company Government Subcontract has been withheld or set off, and, to the Company’s Knowledge, the Company or its Subsidiary, as applicable, is entitled to all progress or other payments received to date with respect thereto; and

(vii)        each of the Company and its Subsidiaries has complied with all requirements of such Company Government Contract or Company Government Subcontract and any applicable Law relating to the safeguarding of, and access to, classified information.

(b)           Investigations Relating to Government Contracts. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company, its Subsidiaries or any of its or their respective directors or officers, is, or since January 1, 2020 has been, to the Company’s Knowledge (A) under any administrative, civil or criminal investigation, audit, or indictment by any Governmental Authority, (B) the subject of any audit or investigation by the Company or any of its Subsidiaries with respect to any alleged violation of applicable Law or Contract arising under or relating to any Company Government Contract or Company Government Subcontract, or (C) debarred or suspended, or proposed for debarment or suspension, or received notice of actual or proposed debarment or suspension (or, for purposes of this clause (C), in the case of Contracts governed by applicable Law other than the state or federal laws of the United States, the functional equivalents thereof, if any), from participation in the award of any Contract with any Governmental Authority and (ii) to the Company’s Knowledge, there exist no facts or circumstances that would warrant the institution of suspension or debarment proceedings or a finding of non-responsibility or ineligibility with respect to the Company, its Subsidiaries or any of its or their respective directors or officers, in any such case, for purposes of doing business with any Governmental Authority.

(c)           Claims Pursuant to Government Contracts. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor its Subsidiaries has received written notice of any (A) outstanding claims against the Company or its Subsidiaries, either by any Governmental Authority or by any prime contractor, subcontractor, vendor or other person, arising under or relating to any Company Government Contract or Company Government Subcontract, (B) bid protest filed by another Person challenging the award of a Company Government Contract to the Company, or (C) outstanding claims or requests for equitable adjustment or disputes between the Company or its Subsidiaries, on the one hand, and the United States government, on the other hand, under the United States Contract Disputes Act, as amended, or between the Company or its Subsidiaries, on the one hand, and any prime contractor, subcontractor, vendor or other person, on the other hand, arising under or relating to any Company Government Contract or Company Government Subcontract; and (ii) to the Company’s Knowledge, neither the Company nor its Subsidiaries has received any written adverse or negative past performance evaluations or ratings in connection with any Company Government Contract or Company Government Subcontract.

(d)           Disclosures. Except as has not been and would not be, individually or in the aggregate material to the Company and its Subsidiaries, taken as a whole, neither the Company nor its Subsidiaries has made any mandatory or voluntary disclosures to any Governmental Authority of credible evidence of a violation of Federal criminal law involving fraud, conflict of interest, bribery or gratuity violations found in Title 18 of the United States Code, or a violation of the Civil False Claims Act, with respect to any Company Government Contract or Company Government Subcontract.

(e)           No Transactions with Excluded Parties List. To the Company’s Knowledge, neither the Company nor its Subsidiaries has been involved in any transaction or dealing with any individual or entity on the GSA Excluded Parties List that violates, in any material respect, any applicable requirement of FAR.

3.28         Facility Security Clearances; Personnel Security Clearances.

(a)           Facility Security Clearances. Except as has not been and would not be, individually or in the aggregate material to the Company and its Subsidiaries, taken as a whole, (i) each of the Company and its Subsidiaries possesses all facility security clearances required to perform the applicable Company Government Contracts and Company Government Subcontracts (“Facility Security Clearances”); (ii) such clearances are (A) all of the Facility Security Clearances reasonably necessary to conduct the business of the Company and its Subsidiaries as currently conducted and (B) valid and in full force and effect and (iii) no termination, denial of eligibility, notice of rescission, notice of wrongdoing, marginal or unsatisfactory or failed vulnerability assessment, notice of breach, cure notice or show cause notice from the Defense Counterintelligence and Security Agency or any other Governmental Authority has been issued and remains unresolved with respect to any of the Facility Security Clearances, and to the Knowledge of the Company, no event, condition or omission has occurred or exists that would constitute grounds for such action or notice.

(b)           Security Clearances. Except as has not been and would not be, individually or in the aggregate material to the Company and its Subsidiaries, taken as a whole, (i) the employees of the Company and its Subsidiaries possess all United States government security clearances required to perform the applicable Company Government Contracts and Company Government Subcontracts (“Security Clearances”); (ii) the subcontractor(s) and independent contractor(s) of the Company and its Subsidiaries possess all necessary security clearances required to perform the applicable Company Government Contracts and Company Government Subcontracts; (iii) such clearances are (A) all of the personnel Security Clearances reasonably necessary to conduct the business of the Company and its Subsidiaries as currently conducted and (B) valid and in full force and effect; and (iv) to the Knowledge of the Company, no termination, denial of eligibility, notice of rescission, notice of wrongdoing, notice of breach, cure notice or show cause notice from the Defense Counterintelligence and Security Agency or any other Governmental Authority has been issued and remains unresolved with respect to any of the personnel Security Clearances held by any of the employees of the Company and its Subsidiaries to the extent held or required in connection with the conduct of the business of the Company and its Subsidiaries as currently conducted.

(c)           Compliance with National Security Obligations. Except as has not been and would not be, individually or in the aggregate material to the Company and its Subsidiaries, taken as a whole, (i) the Company, its Subsidiaries and its and their respective employees who hold Security Clearances are in compliance with all applicable national security obligations, including those specified in the NISPOM, and any supplements, amendments or revised editions thereof; and (ii) to the Knowledge of the Company, there has been no audit relating to the Company’s or its Subsidiaries’ compliance with the requirements of the National Industrial Security Program that resulted in adverse findings against the Company and its Subsidiaries.

3.29         No Organizational Conflicts of Interest. Except as has not been and would not be, individually or in the aggregate material to the Company and its Subsidiaries, taken as a whole, no Governmental Authority nor any prime contractor or subcontractor has in the past three (3) years provided the Company or its Subsidiaries with any written (or to the Knowledge of the Company, oral) notice alleging that the Company or any of its Subsidiaries has an actual, apparent or potential organizational conflict of interest as defined in FAR Subpart 9.05.

3.30         Suppliers. Section 3.30 of the Company Disclosure Letter sets forth a true, correct and complete list of the top twenty (20) suppliers (the “Top Suppliers”) measured by the aggregate amounts paid by the Company and its Subsidiaries (excluding the Divested Business) during the fiscal year ended December 31, 2021. The Company has made available the corresponding amounts paid to each Top Supplier during the fiscal year ended December 31, 2021. Since the Lookback Date to the date of this Agreement, (i) there has been no written notice of termination of the business relationship of the Company or its Subsidiaries with any Top Supplier given to or received from any such Top Supplier; (ii) there has been no material change in the pricing or other material terms of its business relationship with any Top Supplier in any material respect adverse to the Company or its Subsidiaries; and (iii) no Top Supplier has notified the Company or any of its Subsidiaries in writing that it intends to terminate or change the pricing or other material terms of its business in any material respect adverse to the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries is required to provide any material bonding or other material financial security arrangements in connection with any transactions with any Top Supplier in the ordinary course of business.

3.31         Customers. Section 3.31 of the Company Disclosure Letter sets forth a true, correct and complete list of the top twenty (20) customers (the “Top Customers”), (other than Channel Partners), measured by revenue generated by the Company and its Subsidiaries (excluding the Divested Business) from customers (other than Channel Partners) during the fiscal year ended December 31, 2021. The Company has made available the corresponding revenue from each Top Customer during the fiscal year ended December 31, 2021. Since the Lookback Date to the date of this Agreement, (i) there has been no written notice of termination of the business relationship of the Company or its Subsidiaries with any Top Customer given to or received from any such Top Customer; (ii) there has been no material change in the pricing or other material terms of its business relationship with any Top Customer in any material respect adverse to the Company or its Subsidiaries; and (iii) no Top Customer has notified the Company or any of its Subsidiaries in writing that it intends to terminate or change the pricing or other material terms of its business in any material respect adverse to the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries is required to provide any material bonding or other material financial security arrangements in connection with any transactions with any Top Customer in the ordinary course of business.

3.32         Channel Partners. Section 3.32 of the Company Disclosure Letter sets forth a true, correct and complete list of the top ten (10) Channel Partners (the “Top Channel Partners”) measured by revenue generated by the Company and its Subsidiaries (excluding the Divested Business) from Channel Partners during the fiscal year ended December 31, 2021. The Company has made available the corresponding revenue from each Channel Partner during the fiscal year ended December 31, 2021. Since the Lookback Date to the date of this Agreement, (i) there has been no written notice of termination of the business relationship of the Company or its Subsidiaries with any Top Channel Partner given to or received from any such Top Channel Partner; (ii) there has been no material change in the pricing or other material terms of its business relationship with any Top Channel Partner in any material respect adverse to the Company or its Subsidiaries; and (iii) no Top Channel Partner has notified the Company or any of its Subsidiaries in writing that it intends to terminate or change any material terms of its business in any material respect adverse to the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries is required to provide any material bonding or other material financial security arrangements in connection with any transactions with any Top Channel Partner in the ordinary course of business.

3.33         Products.

(a)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Lookback Date:

(i)           none of the marketing and promotional materials used, including sales brochures, labeling, advertising and promotional claims in any format (whether print or website content or otherwise) is, or has been, materially false or misleading; and

(ii)          there have not been any claims or allegations made in writing to the Company or any of its Subsidiaries with respect to any Company Products under any theory of tort liability, including strict liability, product liability, defects, errors, failure to warn, negligence, warranty or indemnity, other than individual requests for customer support or customer complaints in the ordinary course of business.

3.34         Exclusivity of Representations and Warranties.

(a)           No Other Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV:

(i)           None of Parent, Merger Sub or any of their respective Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to Parent or Merger Sub, their Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii)          no Person has been authorized by Parent or Merger Sub, any of their Subsidiaries or any of their respective Affiliates or Representatives to make any representation or warranty relating to Parent or Merger Sub, their respective Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty has not been relied upon by the Company or any of its Affiliates or Representatives as having been authorized by Parent or Merger Sub, any of their respective Subsidiaries or any of their Affiliates or Representatives (or any other Person); and

(iii)          other than the representations and warranties made by Parent or Merger Sub in this Agreement, each of Parent and Merger Sub disclaims all implied representations or warranties, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)           No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on any representation or warranty, express or implied, by Parent or Merger Sub, including any representation or warranty by Parent or Merger Sub about any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company or any of its Affiliates or Representatives, in connection with presentations by or discussions with Parent’s management whether prior to or after the date of this Agreement or in any other forum or setting or about the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

4.1          Organization; Good Standing.

(a)           Parent. Parent (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b)           Merger Sub. Merger Sub (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub has been formed solely for the purpose of engaging in the Merger and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no material liabilities or obligations other than as contemplated by the Transaction Documents. Parent is the sole stockholder of Merger Sub and promptly following the execution and delivery of this Agreement will adopt this Agreement in its capacity as sole stockholder of Merger Sub.

4.2          Power; Enforceability. Each of Parent and Merger Sub has the requisite power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations under this Agreement; and (c) consummate the Merger, subject to, in the case of the consummation of the Merger, the adoption of this Agreement by Parent as the sole stockholder of Merger Sub. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations under this Agreement and the consummation of the Merger each have been duly authorized by all necessary action on the part of each of Parent and Merger Sub and no additional actions on the part of Parent or Merger Sub are necessary to authorize (i) the execution and delivery of this Agreement by each of Parent and Merger Sub; (ii) the performance by each of Parent and Merger Sub of its respective covenants and obligations under this Agreement; or (iii) the consummation of the Merger, subject to, in the case of the consummation of the Merger, the adoption of this Agreement by Parent as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity.

4.3           Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations under this Agreement, and the consummation of the Merger do not (a) violate or conflict with any provision of the certificate of incorporation, bylaws or other similar organizational documents of Parent or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) assuming the Consents and authorizations referred to in Section 4.4 have been obtained and all filings, registrations and notifications referred to in Section 4.4 have been made and subject to, in the case of the consummation of the Merger, the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, violate or conflict with any Law applicable to Parent or Merger Sub or by which any of their properties or assets are bound; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.4           Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the (a) execution and delivery of this Agreement by each of Parent and Merger Sub; (b) performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with the rules and regulations of the Nasdaq; (iv) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust and Foreign Investment Laws; and (v) such other Consents the failure of which to obtain would have or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.5           Legal Proceedings; Orders.

(a)           No Legal Proceedings. As of the date of this Agreement, there are no Legal Proceedings or Orders pending or in existence or threatened against Parent or Merger Sub that relate to, challenge or seek to prevent, enjoin, alter or materially delay, or recover any damages or obtain any other remedy in connection with, this Agreement, the Transaction Documents, the Merger or any other Transactions.

4.6           Ownership of Company Capital Stock. None of Parent, Merger Sub or any of their Affiliates has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, in each case, during the two years prior to the date of this Agreement.

4.7           Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Merger for which the Company or any of its Subsidiaries would be liable.

4.8           No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent that has not been obtained is necessary to approve this Agreement or the Merger.

4.9           Financial Capability. Parent and Merger Sub have as of the date of this Agreement and will have at the Closing sufficient funds immediately available to (a) make all payments contemplated by this Agreement in connection with the Merger (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger and pursuant to the Company Convertible Notes); and (b) pay all fees and expenses required to be paid at the Closing by the Company, Parent, Merger Sub or any of their respective Affiliates in connection with the Merger.

4.10         Absence of Stockholder and Management Arrangements. As of the date of this Agreement, except for this Agreement, the Voting Agreements and any arms-length commercial agreements that may exist in the ordinary course, none of Parent, Merger Sub or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (each in their capacity as such) (a) relating to (i) this Agreement or the Merger; (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) Person has agreed to provide, directly or indirectly, an equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.11         Exclusivity of Representations and Warranties.

(a)           No Other Representations and Warranties. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III:

(i)           neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii)          no Person has been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives to make any representation or warranty relating to the Company, its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty has not been relied upon by Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives (or any other Person); and

(iii)          other than the representations and warranties made by the Company in this Agreement, the Company disclaims all implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)           No Reliance. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on any representation or warranty, express or implied by the Company or its Subsidiaries, including any representation or warranty by the Company or its Subsidiaries about any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any representation and warranty about any materials or information made available in the virtual data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by or discussions with the Company’s management (whether prior to or after the date of this Agreement) or in any other forum or setting or about the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE V
INTERIM OPERATIONS OF THE COMPANY

5.1           Affirmative Obligations. Except (a) as expressly required by this Agreement; (b) as set forth in Section 5.1 or the corresponding clause of Section 5.2 of the Company Disclosure Letter; (c) as permitted by the express exceptions to the covenants set forth in Section 5.2; (d) actions taken in good faith pursuant to COVID-19 Measures (it being understood that the Company will use its reasonable best efforts to provide reasonable advance notice to, and consult with, Parent (if reasonably practicable and legally permissible) prior to taking such actions); (e) as required by applicable Law; or (f) with Parent’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Company shall, and shall cause each of its Subsidiaries to, (i) maintain its existence in good standing pursuant to applicable Law; (ii) use its reasonable best efforts to conduct its business and operations in the ordinary course of business; and (iii) use its reasonable best efforts to (A) preserve intact its material assets, properties, Contracts and business organizations; (B) keep available the services of its current officers, employees and consultants; and (C) preserve the goodwill and current relationships with its customers, suppliers, distributors, partners, lessors, licensors, licensees, creditors, contractors and other Persons with whom the Company or any of its Subsidiaries has business relations.

5.2           Forbearance Covenants. Except (A) as set forth in the corresponding clause of Section 5.2 of the Company Disclosure Letter; (B) for actions taken in good faith pursuant to COVID-19 Measures (it being understood that the Company will use its reasonable best efforts to provide reasonable advance notice to, and consult with, Parent (if reasonably practicable and legally permissible) prior to taking such actions); (C) as required by applicable Law; (D) with Parent’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed); or (E) as expressly required by the terms of this Agreement, during the Pre-Closing Period, the Company will not, and will cause each of its Subsidiaries to not:

(a)           amend or otherwise change the Charter, the Bylaws or similar organizational or governing documents of the Company’s Subsidiaries or otherwise take any action to exempt any Person from any provision of the Charter or Bylaws;

(b)           propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or file a petition in bankruptcy under any provisions of applicable Law on behalf of the Company or any of its Subsidiaries or consent to the filing of any bankruptcy petition against any the Company or any of its Subsidiaries under any similar applicable Law;

(c)           issue, sell, grant, pledge, encumber, transfer or deliver, or agree or commit to issue, sell, grant, pledge, encumber, transfer or deliver, any Company Securities or capital stock or other equity interest of any Subsidiary of the Company (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except (i) for the issuance, delivery or sale of shares of Company Common Stock pursuant to Company Equity-Based Awards or Company Options outstanding as of the Capitalization Date or pursuant to the ESPP, in each case, in accordance with their terms as in effect on the date of this Agreement; (ii) in connection with the Company Convertible Notes Indentures or any offer letters or similar agreements entered into or extended as of the date of this Agreement in the ordinary course; (iii) as permitted by Section 5.2(j) or (iv) any issuance of shares of Company Common Stock upon the conversion of the Company Convertible Preferred Stock in accordance with its terms in effect on the date of this Agreement;

(d)           directly or indirectly acquire, repurchase or redeem any securities, except for (i) with respect to Company Securities pursuant to the terms and conditions of Company Equity-Based Awards or Company Options outstanding as of the date of this Agreement to otherwise satisfy Tax obligations with respect to awards granted pursuant to Company Equity Plans or pay the exercise price of Company Options, in each case, in the ordinary course of business and in accordance with their terms as in effect on the date of this Agreement; (ii) transactions between the Company and any of its direct or indirect wholly owned Subsidiaries; (iii) acquisitions of Company Common Stock (or cash settlement amounts in respect of Company Common Stock) pursuant to the Company Capped Call Confirmations or the Company Forward Stock Purchase Confirmation (in each case, as in effect on the date of this Agreement), or (iv) repurchases of Company’s Convertible Notes upon exercise of holders’ put rights pursuant to the terms of the applicable series of Company Convertible Notes;

(e)           acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any other Person or any material equity interest therein or any material assets or properties of any Person or make any material investment in any other Person (other than a wholly owned Subsidiary of the Company) or enter into any joint venture, partnership, limited liability company or similar arrangement with any Person (other than the Company or any of its wholly owned Subsidiaries) or create any Subsidiary of the Company or any of its Subsidiaries;

(f)            other than sales of inventory in the ordinary course of business, (i) sell, transfer, mortgage, lease, license, pledge, abandon, encumber, or otherwise dispose of any of its material tangible properties or assets to any Person other than to the Company or a wholly owned Subsidiary of the Company, (ii) waive, cancel, forgive, release, settle or assign any material Indebtedness (other than Indebtedness solely among the Company and its wholly owned Subsidiaries or solely among the Company’s wholly owned Subsidiaries, in each case in the ordinary course of business and only to the extent such waiver, cancellation, forgiveness, release, settlement or assignment would not result in the recognition of material cancellation of debt income or incurrence of material withholding Taxes by the Company or any of its Subsidiaries and is not made in connection with any restructuring or reorganization plan) owed to the Company or any of its Subsidiaries or any material claims held by the Company or any of its Subsidiaries against any Person; or (iii) other than in the ordinary course of business, grant any new material refunds, credits, rebates or allowances to any customers or Channel Partners;

(g)           acquire, or agree to acquire, fee ownership (or its jurisdictional equivalent) of any real property;

(h)           (i) adjust, split, subdivide, combine or reclassify any shares of capital stock or other equity or voting interest, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (ii) declare, set aside, establish a record date for, authorize or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest (including any Company Securities), or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries (to the extent such dividends would not result in a material Liability for Taxes and are paid in the ordinary course of business); (iii) pledge or encumber any shares of its capital stock or other equity or voting interest; (iv) modify the terms of any shares of its capital stock or other equity or voting interest (including any Company Securities); or (v) enter into any transaction or Contract with any stockholder (in its capacity as such) of the Company or with any beneficial owner of Company Convertible Preferred Stock (in its capacity as such) or any Person acting in concert (in relation to the Company) with any beneficial owner of Company Convertible Preferred Stock other than the Voting Agreements;

(i)            (i) incur or assume any Indebtedness or issue any debt securities, except (A) short-term debt incurred to fund the working capital needs of the business in the ordinary course of business; (B) for loans or advances between Subsidiaries of the Company or between the Company and its Subsidiaries in the ordinary course of business that are not (1) recharacterized as an equity investment under Section 385 of the Code or (2) made in connection with a reorganization; (C) obligations incurred pursuant to business credit cards in the ordinary course of business; and (D) reimbursement obligations in accordance with the terms thereof as of the date of this Agreement with respect to letters of credit issued to the Company by Silicon Valley Bank and outstanding on the date of this Agreement; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of wholly owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) extensions of credit to customers granted in the ordinary course of business; (B) advances to directors, officers and other employees for reasonable business expenses, in each case, granted in the ordinary course of business; and (C) for loans or advances between wholly owned Subsidiaries of the Company or between the Company and its wholly owned Subsidiaries and capital contributions in wholly owned Subsidiaries of the Company; or (iv) mortgage, pledge or otherwise encumber any assets, tangible or intangible, or create any Lien thereon (other than Permitted Liens);

(j)            except (i) in order to comply with applicable Law, (ii) as required pursuant to the terms of any Company Benefit Plan as in effect on the date of this Agreement, (iii) as provided in this Agreement (including as permitted pursuant to this Section 5.2(j)) or (iv) pursuant to the proposed budget set forth in Section 5.2(j) of the Company Disclosure Letter, (A) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting, payment or funding of any compensation, or benefits under, any Company Benefit Plan (or any plan, program, policy, agreement or arrangement that would be a Company Benefit Plan if in effect as of the date of this Agreement); (B) grant, or commit to grant, to any Service Provider whose annual cash compensation exceeds $400,000 any increase in cash compensation, bonus or fringe or other benefits, or in the case of any such Service Provider whose annual cash compensation does not exceed $400,000, grant any such increase other than in the ordinary course of business; (C) grant, or commit to grant, to any Service Provider any increase in change in control, retention, severance or termination pay (other than severance payments paid to departing Service Providers in the ordinary course of business); (D) enter into, or promise or commit to enter into, any employment, consulting, change in control, retention, severance or termination agreement with any Service Provider (other than (x) offer letters or consulting agreements using one of the Company’s standard templates provided to Parent prior to the date of this Agreement or templates approved by Parent in writing following the date of this Agreement and entered into in the ordinary course of business with newly-hired non-officer employees or consultants and (y) separation agreements with departing Services Providers entered into in the ordinary course of business using one of the Company’s standard templates provided to Parent prior to the date of this Agreement or templates approved by Parent in writing following the date of this Agreement and providing severance payments as permitted under Section 5.2(j)(iv)(C)); (E) grant, or commit to grant, any equity-related, performance, incentive or similar awards or bonuses to any Service Provider or take any action that would result in the adjustment of exercisability of any outstanding equity-based award, including Company Equity-Based Awards and Company Options; (F) grant any loan to any Service Provider (except for commission advances or similar advances provided to Service Providers in the ordinary course of business); (G) pay to any Service Provider any benefit or amount not required under any Company Benefit Plan; (H) hire or promote the employment or services of any employee at the level of Vice President or above other than with respect to a vacancy for a position at the level of Vice President or above in existence as of or following the date of this Agreement (following reasonable advance notice to, and consultation with, Parent), or (I) terminate any employee of the Company or any of its Subsidiaries at the level of Vice President or above, other than terminations as a direct result of such employee’s (1) willful failure to perform the duties or responsibilities of his or her employment, (2) serious misconduct, or (3) conviction or plea of guilty or no contest to any crime;

(k)           enter into or negotiate to enter into any Labor Agreement;

(l)            settle, release, waive or compromise any pending or threatened material Legal Proceeding, except for the settlement of any Legal Proceedings (i) solely for monetary damages in an amount not in excess of $500,000 individually or $2,000,000 in the aggregate; or (ii) settled in compliance with Section 6.14;

(m)          sell, transfer, assign, dispose of or otherwise subject to any Lien (other than a Permitted Lien) any material Company Intellectual Property, or license any material Company Intellectual Property, except for non-exclusive licenses (A) to customers solely for their use of the Company Products, or (B) to Channel Partners for the purposes of reselling and distributing the Company Products, in each case, granted in the ordinary course of business; or, except in the ordinary course of business, take any action or fail to take any action, if such action or failure to take action would reasonably be likely to result in the loss, lapse, abandonment, invalidity or unenforceability of any material Company Registered Intellectual Property or other material Company Intellectual Property;

(n)           enter into, or agree to enter into, any Contract that directly or indirectly obligates or purports to obligate (i) an Affiliate (including any future Affiliate) of the Company (other than a Subsidiary of the Company) or (ii) the Company or any of its Subsidiaries to cause or require, or purport to cause or require, an Affiliate (including any future Affiliate) of the Company (other than a Subsidiary of the Company), in any such case, to (A) grant to any other Person (including the counterparty to such Contract and/or its Affiliates) any right to or with respect to any Intellectual Property or (B) be bound by, or subject to, any license or covenant (including any covenant not to sue, assert rights, or offer fixed or reasonable royalties) with respect to any Intellectual Property;

(o)           use any Open Source Software in any manner that could, with respect to any Company Software or Company Product, (i) require its disclosure or distribution in source code form; (ii) require the licensing thereof for the purpose of making derivative works; or (iii) impose any restriction on the consideration to be charged for the distribution thereof (including, with respect to the foregoing (i) through (iii), where any such Open Source Software has been incorporated into, integrated with, combined with or linked to any Company Software or Company Product);

(p)           except as required by a change in applicable Law or GAAP, (i) other than in the ordinary course of business, revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable; or (ii) implement or adopt any change in any of its accounting principles, policies, practices or methods;

(q)           change in any material respect the policies or practices regarding accounts receivable or accounts payable or fail to manage working capital in accordance with past practice;

(r)            (i) make, change or revoke any Tax election (other than any periodic Tax election made consistent with past practice); (ii) adopt or change any Tax accounting method; (iii) enter into or request any closing agreement or Tax ruling; (iv) settle or compromise any Tax claim or assessment; (v) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than in connection with any ongoing Tax examination); (vi) file any U.S. federal or California income Tax Return (including any amended Tax Return) or file any claim for a Tax refund in excess of $500,000 unless such Tax Return has been provided to Parent for review within a reasonable period prior to the due date for filing and Parent has had reasonable opportunity to comment on such filing; or (vii) register the Company or its Subsidiaries to pay Tax in a jurisdiction in which the Company or its Subsidiaries were not previously registered (except in the case of sales, use or similar Taxes);

(s)            incur, authorize or commit to incur any material capital expenditures other than as specified in the capital expenditure budget set forth in Section 5.2(s) of the Company Disclosure Letter;

(t)            (i) terminate or cancel any Material Contract or Lease; (ii) amend or grant any waivers under any Contracts relating to the Divested Business or amend in a material manner or grant a material waiver under any Material Contract or Lease; (iii) knowingly take (or fail to take) any action that would reasonably be expected to cause or result in a material breach of, or material default under, any Material Contract or Lease, or (iv) except in the ordinary course of business, enter into any Contract that, if existing on the date of this Agreement, would be a Material Contract or enter into any Lease;

(u)           maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice;

(v)           engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 in the Company SEC Reports;

(w)          effectuate a “plant closing,” “mass layoff” (each as defined in the WARN Act) or other employee layoff event affecting in whole or in part any site of employment, facility or operating unit;

(x)           amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material Permits of the Company;

(y)           abandon or discontinue any existing line of business or enter into any new line of business; or

(z)           enter into or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 5.2.

5.3          No Solicitation of Acquisition Proposals.

(a)           No Solicitation. Subject to Section 5.3(b), during the Pre-Closing Period, the Company will cease and cause to be terminated any discussions or negotiations with, and terminate any data room access (or other access to diligence) of, any Person and its Representatives relating to an Acquisition Transaction or Acquisition Proposal. Unless the Company has already so requested, promptly following the date of this Agreement, the Company will request that each Person (other than Parent and its Representatives) that has executed a confidentiality agreement in connection with its consideration of an Acquisition Transaction or Acquisition Proposal promptly return or destroy, in accordance with the terms of such confidentiality agreement, all non-public information furnished to such Person by or on behalf of the Company or its Subsidiaries prior to the date of this Agreement. Subject to Section 5.3(b), during the Pre-Closing Period, the Company shall not, and shall cause its Subsidiaries and its and their respective directors and officers to not, and shall not authorize, and shall use its reasonable best efforts to cause, its and its Subsidiaries’ other employees, consultants and other Representatives to not, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any offer, inquiry, indication of interest or proposal that, in any such case, constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any Person or Group (other than Parent, Merger Sub or any of their respective Representatives in their capacity as such) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person or Group (other than Parent, Merger Sub or any of their respective Representatives in their capacity as such) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case in connection with any Acquisition Proposal or with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or the making of any offer, inquiry, indication of interest or proposal that, in any such case, constitutes, or would reasonably be expected to, lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person or Group with respect to an Acquisition Proposal or with respect to any inquiries from third Persons about making an offer, indication of interest or proposal relating to an Acquisition Transaction (other than informing such Persons of the provisions contained in this Section 5.3(a) or discussing any Acquisition Proposal made by any Person or Group with such Person or Group solely to the extent necessary to clarify the terms of the Acquisition Proposal); (iv) approve, endorse or recommend any offer, inquiry, indication of interest or proposal that, in any such case, constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract (whether written or oral, binding or non-binding) relating to an Acquisition Transaction, other than, in each case, an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”); or (vi) authorize or commit to do any of the foregoing.

(b)           Permitted Conduct Related to Certain Proposals. Notwithstanding anything to the contrary in this Section 5.3, from the date of this Agreement until the Company’s receipt of the Requisite Stockholder Approval, (i) the Company may refrain from enforcing, and may waive, any provision of any “standstill” or confidentiality agreement to the extent that such provision prohibits or purports to prohibit a confidential proposal being made to the Company Board (or any committee thereof) if the Company Board (or a committee thereof) has determined that a failure to refrain from such enforcement or a failure to grant such waiver would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law; and (ii) the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives (including the Company Financial Advisor), following the execution and delivery of an Acceptable Confidentiality Agreement, (A) participate or engage in discussions or negotiations with, or (B) (1) furnish any non-public information relating to the Company or any of its Subsidiaries to or (2) afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries to, in each case, any Person or Group or their respective Representatives that has made, renewed or delivered to the Company a bona fide written Acquisition Proposal after the date of this Agreement that was not solicited in material breach of Section 5.3(a), but only if the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that (I) such Acquisition Proposal either constitutes a Superior Proposal or would be reasonably likely to lead to a Superior Proposal and (II) the failure to take the actions contemplated by this Section 5.3(b)(ii) would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law. During the Pre-Closing Period, the Company will prior to or contemporaneously make available to Parent and its Representatives any non-public information concerning the Company and its Subsidiaries that is provided to any such Person or its Representatives that was not previously made available to Parent or its Representatives.

(c)           No Company Board Recommendation Change or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.3(d), at no time after the date of this Agreement may the Company Board (or a committee thereof):

(i)          (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent; (B) adopt, approve or recommend an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of the occurrence of a material event or development and after Parent so requests in writing (or, if the Company Stockholder Meeting is scheduled to be held within ten (10) Business Days, then within one Business Day after Parent so requests in writing) (it being understood that the Company Board (or a committee thereof) will not be obligated to affirm the Company Board Recommendation more than once per material event (but that any material change to such material event will constitute a new material event for purposes of this parenthetical)); (D) take or fail to take any formal action or make or fail to make and maintain any recommendation in connection with a tender or exchange offer, other than a publicly disclosed recommendation against such offer or the issuance of a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that this clause (D) shall not be triggered while the Company Board (or a committee thereof) refrains from taking a position with respect to an Acquisition Proposal until immediately before 5:30 p.m., Eastern time, on the 10th Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal); or (E) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a “Company Board Recommendation Change”), it being understood that none of (1) the determination, in and of itself, by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes, or would be reasonably likely to lead to, a Superior Proposal; (2) the delivery, in and of itself, by the Company to Parent and its Representatives of any notice contemplated by Section 5.3(d); or (3) the public disclosure, in and of itself, of the items in clauses (1) and (2) if and to the extent required by applicable Law (provided that such public disclosure under this clause (3) specifies, without qualification, that the Company Board continues to maintain the Company Board Recommendation at such time), will constitute a Company Board Recommendation Change or violate this Section 5.3; or

(ii)         cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d)           Permissible Company Board Recommendation Change and Entry into Alternative Acquisition Agreement.

(i)          Intervening Events. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval, other than in connection with an Acquisition Proposal, the Company Board may effect a Company Board Recommendation Change in response to an Intervening Event if and only if:

(1)	the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law;

(2)	the Company has provided prior written notice to Parent at least four (4) Business Days in advance to the effect that the Company Board has (A) so determined and (B) resolved to effect a Company Board Recommendation Change pursuant to this Section 5.3(d)(i), which notice will describe the Intervening Event in reasonable detail; and

(3)	prior to effecting such Company Board Recommendation Change, the Company and its Representatives, until 5:00 p.m. at the end of such four Business Day period, have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent requests to negotiate) to make such adjustments to the terms and conditions of this Agreement and the Transaction Documents so that the Company Board no longer determines in good faith that the failure to make a Company Board Recommendation Change in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law; and (B) permitted Parent and its Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation).

(ii)         Superior Proposals. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval, if the Company has received a bona fide written Acquisition Proposal that the Company Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Superior Proposal or (B) authorize the Company to terminate this Agreement pursuant to Section 8.1(i), in each case, if and only if:

(1)	the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law;

(2)	the Company has complied in all material respects with its obligations pursuant to this Section 5.3 with respect to such Acquisition Proposal;

(3)	the Company has provided prior written notice to Parent at least four (4) Business Days in advance (the “Notice Period”) to the effect that the Company Board has (A) received a bona fide written Acquisition Proposal that has not been withdrawn; (B) concluded in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to Section 8.1(i), which notice will describe the basis for such Company Board Recommendation Change or termination, including the identity of the Person or Group making such Acquisition Proposal and the terms of such Acquisition Proposal and include copies of all relevant documents relating to such Acquisition Proposal; and

(4)	prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, until 5:00 p.m. on the last day of the Notice Period, have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent requests to negotiate) to make such adjustments to the terms and conditions of this Agreement and the Transaction Documents so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (B) permitted Parent and its Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation), it being understood that (a) in the event of any change to the form or amount of consideration or any other material revision, amendment, update or supplement to such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(ii)(4) with respect to such new written notice (with the “Notice Period” in respect of such new written notice being three (3) Business Days); and (b) at the end of the Notice Period, the Company Board must have in good faith (after consultation with its financial advisor and outside legal counsel) reaffirmed its determination that such bona fide written Acquisition Proposal is a Superior Proposal.

(e)           Notice to Parent. During the Pre-Closing Period, the Company will promptly (and, in any event, within twenty-four (24) hours from the receipt thereof) notify Parent in writing if an Acquisition Proposal or inquiry about making an offer, indication of interest or proposal relating to an Acquisition Proposal is received by, any non-public information is requested from, or any discussions or negotiations about an Acquisition Proposal or inquiry about making an offer, indication of interest or proposal relating to an Acquisition Proposal are sought to be initiated or continued with, the Company or any of its Representatives. Such notice must include (i) the identity of the Person or Group making such Acquisition Proposal, inquiry or request; and (ii) a summary of the terms and conditions of such Acquisition Proposal, inquiry or request and, if in writing, a copy thereof. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and terms of any such Acquisition Proposal, inquiry or request (including any amendments thereto) and the status of any such discussions or negotiations (and, in any event, within twenty-four (24) hours of any change to the form or amount consideration or any other material terms specified in such Acquisition Proposal, inquiry or request).

(f)            Permitted Disclosures. Nothing in this Agreement will prohibit the Company or the Company Board from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including making a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (iii) making any disclosure to the Company Stockholders (including factually accurate disclosure about the business, financial condition or results of operations of the Company and its Subsidiaries or factually accurate disclosure of the Company’s receipt of an Acquisition Proposal, the identity of the Person or Group making such Acquisition Proposal, the material terms of such Acquisition Proposal or the operation of this Agreement with respect thereto) that, in each case under clause (i), (ii) or (iii), the Company Board, after consultation with its outside legal counsel, has determined in good faith is required by applicable Law (it being understood that any such action or disclosure that constitutes a Company Board Recommendation Change shall be made in compliance with the applicable provisions of this Section 5.3 and that a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to and within the confines of Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) in connection with a tender or exchange offer shall not constitute a Company Board Recommendation Change).

(g)           Breach by Representatives. The Company agrees that if it (i) authorizes any of its or its Subsidiaries’ Representatives to take any action or (ii) is made aware of an action by one or more of its or its Subsidiaries’ Representatives and does not use its reasonable best efforts to prohibit or terminate such action and, in either case, such action would constitute a breach of this Section 5.3 if taken by the Company during the Pre-Closing Period, then such action will be deemed to constitute a breach by the Company of this Section 5.3.

5.4          No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their respective businesses and operations.

ARTICLE VI
ADDITIONAL COVENANTS

6.1          Efforts; Required Action and Forbearance.

(a)           Reasonable Best Efforts. Subject to Section 6.1(e), upon the terms and subject to the conditions set forth in this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts to (A) take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or, in the good faith discretion of Parent (as determined after consultation and discussion with, and consideration in good faith of the views of, the Company), advisable pursuant to applicable Law or otherwise to consummate and make effective, by no later than the Termination Date, the Transactions, including by using reasonable best efforts to:

(i)          cause the conditions to the Merger set forth in ARTICLE VII to be satisfied;

(ii)         (1) seek to obtain all consents, waivers, approvals, Orders and authorizations from Governmental Authorities; and (2) make all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or, in the good faith discretion of Parent, advisable (in each case, after consultation and discussion with, and consideration in good faith of the views of, the Company) in connection with the consummation of the Merger; and

(iii)        subject to obtaining the prior approval of Parent as to the form and content of all communications and notifications to the extent permissible under the Laws or Orders of the relevant jurisdiction, (1) seek to obtain all consents, waivers and approvals and (2) deliver all notifications, in each case pursuant to any Contracts of the Company or its Subsidiaries so as to seek to maintain and preserve the benefits to the Surviving Corporation of such Contracts as of and following the consummation of the Merger.

(b)           Filings Under the HSR Act and Other Applicable Antitrust and Foreign Investment Laws. Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, will use (and will cause its respective Affiliates to use) their respective reasonable best efforts to promptly file (i) a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act with the FTC and the Antitrust Division of the DOJ; and (ii) comparable pre-merger or post-merger notification filings, forms and submissions with any Governmental Authority as may be necessary, proper, or, in the good faith discretion of Parent, advisable (as determined after consultation and discussion with, and consideration in good faith of the views of, the Company) to effectuate, or in connection with the effectuation of, the Transactions pursuant to other Antitrust and Foreign Investment Laws. Each of Parent and the Company will (and will cause each of its respective Representatives, as applicable, to) (A) cooperate and coordinate with the other in the making of such filings; (B) use its respective reasonable best efforts to supply the other (or cause the other to be supplied) any information that may be required in order to make such filings; (C) use its respective reasonable best efforts to supply (or cause the other to be supplied) with any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) use its respective reasonable best efforts to take all action necessary to, (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust and Foreign Investment Laws applicable to the Merger to permit the consummation of the Transactions by the Termination Date; (2) obtain any approvals, consents and clearances from any Governmental Authority in respect of the pre-merger or post-merger notification filings, forms and submissions made pursuant to clause (ii) of this Section 6.1(b) to effectuate, or in connection with the effectuation of, the Transactions by the Termination Date and to remove any court or regulatory orders under the Antitrust and Foreign Investment Laws impeding the ability to consummate the Transactions by the Termination Date. Each Party shall, after consultation with the other Party, use reasonable best efforts to certify compliance with any request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other Antitrust and Foreign Investment Laws applicable to the Merger.

(c)           NISPOM. The parties hereto will cooperate to submit as promptly as reasonably practicable a notice pursuant to NISPOM to the Defense Counterintelligence and Security Agency regarding a change in control of the Company.

(d)           Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause each of their respective Affiliates, as applicable, to), subject to any restrictions under applicable Law, (i) promptly notify the other Parties of (and, if in writing, furnish them with copies of (or, in the case of oral communications, advise them of the contents of)) any substantive communication received by such Person from a Governmental Authority in connection with the Transactions and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filings, submissions or other written communications (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Transactions to a Governmental Authority; (ii) keep the other Parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Transactions and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver; (B) the expiration of any waiting period; (C) the commencement or proposed or threatened commencement of any Legal Proceeding; and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to any of the Transactions; and (iii) not independently participate in any meeting, hearing, proceeding or discussions with or before any Governmental Authority in respect of the Transactions without giving the other Parties reasonable prior notice of such meeting, hearing, proceeding or discussion, and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information will not be shared with the Representatives of the other Party without approval of the Party providing the non-public information. Each of the Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis.

(e)           Limitations. Notwithstanding anything to the contrary in this Agreement (including Section 6.1 and Section 6.2):

(i)          None of Parent, Merger Sub or any of their respective Affiliates shall be required to (and, without the prior written consent of Parent, none of the Company or its Affiliates may) (A) offer, negotiate, commit to or effect (1) by consent decree, hold separate order or otherwise, (I) the sale, divestiture, license, other disposition of, or imposition of any Lien or impediment upon, any and all of the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products or businesses of Parent, Merger Sub, their respective Affiliates, the Company or any of its controlled Affiliates or (II) any other restrictions on the activities of Parent, Merger Sub, their respective Affiliates, the Company or any of its controlled Affiliates, including any limitation on the ability of Parent, Merger Sub, their respective Affiliates, the Company or its controlled Affiliates to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses or assets and, in the case of Parent, the businesses or assets of the Company and its Subsidiaries; or (2) any concession, release, admission of liability, compromise, settlement or loss of rights in connection with any actual or threatened Legal Proceeding (such actions under clauses (1) and (2), each, a “Remedy Action”); (B) initiate, contest, defend or appeal any Legal Proceedings, whether judicial or administrative, against any Governmental Authority relating to challenges to this Agreement or any of the Transactions; or (C) pay any consideration, provide any guarantees or forms of credit support or profit-sharing, or agree to any modifications of existing Contracts or enter into new Contracts (other than the payment of customary filing, notification and application fees to Governmental Authorities) in connection with obtaining any waiver, consent, or approvals from any Governmental Authority or other third Person in connection with this Agreement or the Transactions.

(ii)         Following good faith consultation with the Company, Parent shall have the exclusive right to make all strategic and tactical decisions as to the matters addressed in this Section 6.1 to the extent permissible under the Laws or Orders of the relevant jurisdiction. The Company will not, nor will it permit any of its Subsidiaries or Representatives to, make any communications with, or proposals relating to, or enter into, any understanding, undertaking or agreement with, any Governmental Authority relating to the Transactions without Parent’s prior review and approval, to the extent permissible under the Laws or Orders of the relevant jurisdiction.

(iii)        Parent, Merger Sub, their respective Affiliates and the respective Representatives of the foregoing shall have no obligation to share with the Company, any of its Subsidiaries or any of their respective Representatives any nonpublic information, data or materials about any of the businesses or operations of Parent and its Affiliates.

(f)            Remedy Actions. Without limiting any obligations of the Company under this Agreement, the Company shall, and shall cause its Subsidiaries to, agree to such Remedy Actions and enter into such Contracts in connection with obtaining any waiver, consent or approvals from any Governmental Authority or other third Person in connection with this Agreement or the Transactions as may be requested by Parent so long as such Remedy Actions and Contracts are conditioned on the Closing having occurred.

6.2          Proxy Statement and Other Required SEC Filings.

(a)           Preparation. As promptly as practicable and in any event within fifteen (15) Business Days, if practicable, after the execution and delivery of this Agreement, the Company will prepare (with Parent’s reasonable cooperation) and file, with the SEC a preliminary proxy statement to be sent to the Company Stockholders in connection with the Company Stockholder Meeting (the proxy statement, including any amendments or supplements, the “Proxy Statement”). The Company will not file the Proxy Statement with the SEC without first providing Parent and its counsel a reasonable opportunity (as far in advance of filing as reasonably practicable and, in the case of the preliminary proxy statement, at least three (3) Business Days in advance of filing) to review and comment thereon, and the Company will give good faith consideration to all reasonable additions, deletions or changes suggested by Parent or its counsel. Subject to Section 5.3 and unless a Company Board Recommendation Change has been made in accordance with Section 5.3, the Company will (i) include the Company Board Recommendation in the Proxy Statement; and (ii) use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval. Promptly following the (A) confirmation by the SEC that it has no further comments or (B) expiration of the 10-day waiting period contemplated by Rule 14a-6(a) promulgated under the Exchange Act, the Company will cause the Proxy Statement in definitive form to be mailed to the Company Stockholders.

(b)           Mutual Assistance. Each of the Company, Parent and Merger Sub will furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other Party to be included therein and will otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Proxy Statement and the resolution of any comments to either received from the SEC.

(c)           SEC Correspondence. The Parties will notify each other as promptly as practicable of the receipt of any comments, whether written or oral, from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement, any Other Required Company Filing or any Required Parent Filing, or for additional information, and will supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to such filings. The Parties will use their respective reasonable best efforts to resolve all SEC comments, if any, with respect to the Proxy Statement as promptly as practicable after the receipt thereof.

(d)           No Amendments to Proxy Statement. Except in connection with a Company Board Recommendation Change made in accordance with Section 5.3, no amendment or supplement to the Proxy Statement will be made by the Company without the approval of Parent, which approval will not be unreasonably withheld, conditioned or delayed.

(e)           Other Required Company Filings. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company will use its reasonable best efforts to promptly prepare and file such Other Required Company Filing with the SEC. The Company will use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq. Except in connection with a Company Board Recommendation Change made in accordance with Section 5.3, the Company may not file any Other Required Company Filing with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give good faith consideration to all reasonable additions, deletions or changes suggested by Parent or its counsel.

(f)            Required Parent Filings. If Parent or Merger Sub determines that Parent’s ultimate parent company is required to file any document with the SEC as a result of the Merger or the Company Stockholder Meeting pursuant to applicable Law (a “Required Parent Filing”), then Parent and Merger Sub will use their respective reasonable best efforts to promptly prepare and file such Required Parent Filing with the SEC. Parent and Merger Sub will cause any Required Parent Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. Parent shall not permit its ultimate parent company to file any Required Parent Filing with the SEC without first providing the Company and its counsel a reasonable opportunity to review and comment thereon, and Parent will cause its ultimate parent company to give good faith consideration to all reasonable additions, deletions or changes suggested by the Company or its counsel. Notwithstanding the foregoing, the term “Required Parent Filing” shall not include any filing that neither reveals material nonpublic information about the Company nor is necessary for the satisfaction of any of the conditions to closing in Section 7.1 or Section 7.3 and, in any event, shall not include any filing by Parent’s ultimate parent company in connection with an Acquisition Proposal or actual or proposed Company Board Recommendation Change.

(g)           Accuracy; Supplied Information.

(i)          By the Company. On the date of filing, the date of mailing to the Company Stockholders (if applicable) and at the time of the Company Stockholder Meeting, the Company covenants and agrees that neither the Proxy Statement nor any Other Required Company Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by the Company with respect to any information supplied by Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing. The information supplied by the Company for inclusion or incorporation by reference in any Required Parent Filings (defined without regard to the last sentence of Section 6.2(f)) will not, at the time that such Required Parent Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ii)         By Parent. On the date of filing, Parent covenants and agrees that no Required Parent Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by Parent or Merger Sub with respect to any information supplied by the Company for inclusion or incorporation by reference in any Required Parent Filing. The information supplied by Parent, Merger Sub and their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing will not, at the time that the Proxy Statement or such Other Required Company Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

6.3          Company Stockholder Meeting.

(a)           Call of Company Stockholder Meeting. The Company will take all action necessary in accordance with applicable Law, the Charter and the Bylaws to establish a record date for (including conducting “broker searches” in a manner to enable such record date to be set in a manner that does not delay the mailing of the Proxy Statement), duly call, give notice of, convene and hold a meeting of the Company Stockholders (including any adjournment, postponement or other delay thereof, the “Company Stockholder Meeting”) as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Stockholders for the purpose of, (i) obtaining the Requisite Stockholder Approval; (ii) in accordance with Regulation 14A under the Exchange Act, obtaining advisory approval of a proposal in connection with a non-binding, advisory vote to approve certain compensation that may become payable to the Company’s named executive officers in connection with the consummation of the Merger; and (iii) a customary proposal to adjourn the Company Stockholder Meeting. The Company shall use its reasonable best efforts to comply with all legal requirements applicable to such meeting and shall cooperate with and keep Parent informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the definitive Proxy Statement. Without limiting the generality of the foregoing, unless this Agreement has been terminated in accordance with its terms, the Company shall establish a record date for, call, give notice of, convene and hold the Company Stockholder Meeting and submit the Merger and the adoption of this Agreement for the approval of the Company Stockholders at the Company Stockholder Meeting whether or not a Company Board Recommendation Change shall have occurred or an Acquisition Proposal shall have been publicly announced or otherwise made known to the Company, the Company Board or the Company’s Representatives or the Company Stockholders.

(b)           Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, the Company shall postpone or adjourn the Company Stockholder Meeting if (i) there are holders of insufficient shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting (provided, that, without the prior written consent of Parent, no individual postponement or adjournment under this clause (i) shall be for more than five (5) Business Days and, in any event, may not be to a date that is later than the date that is three (3) Business Days prior to the Termination Date); (ii) the Company is expressly required to postpone or adjourn the Company Stockholder Meeting by an applicable Order or a request from the SEC (provided, that, without the prior written consent of Parent, each such postponement or adjournment under this clause (ii) may be for no more than the amount of time expressly specified in such Order or request); (iii) and only to the extent that the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law to postpone or adjourn the Company Stockholder Meeting in order to give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders by issuing a press release, filing materials with the SEC or otherwise (provided, that, without the prior written consent of Parent, no individual postponement or adjournment under this clause (iii) may be for more than ten (10) Business Days and, in any event, may not be to a date that is later than three (3) Business Days prior to the Termination Date); or (iv) such postponement or adjournment is not covered by clauses (i), (ii) or (iii) and only to the extent that the Company Board (or a committee thereof) has determined in good faith after consultation with outside legal counsel that it is required by applicable Law to postpone or adjourn the Company Stockholder Meeting (provided, that, without the prior consent of Parent, no individual postponement or adjournment under this clause (iv) shall be for more than ten (10) Business Days and, in any event, may not be to a date that is later than three (3) Business Days prior to the Termination Date); provided, however, that all such postponements and adjournments under clause (i) and clause (iv) of this Section 6.3(b) shall not, in the aggregate, delay the Company Stockholder Meeting by more than forty-five (45) days from the originally scheduled date. In no event will the record date of the Company Stockholder Meeting be changed without Parent’s prior written consent, unless required by applicable Law.

(c)           Matters to be Considered. Without the prior written consent of Parent, the adoption of this Agreement and the proposals described in Section 6.3(a)(ii) and Section 6.3(a)(iii) shall be the only matters that the Company shall propose to be acted on by the Company Stockholders at the Company Stockholder Meeting.

6.4          Conversion of Company Convertible Preferred Stock. The Company shall cooperate with the holders of the shares of Company Convertible Preferred Stock to facilitate and enable their compliance with Article III of each of the Voting Agreements and accept their Optional Conversion Notices (as defined in the Certificate of Designations and as referenced in the Voting Agreements) on the terms set forth in Exhibit A to each of the Voting Agreements, and accept, prepare, execute and deliver any such additional notices, documents and instruments required on the part of the Company, so that all of the shares of Company Convertible Preferred Stock for which Optional Conversion Notices have been validly submitted shall have been converted into Company Common Stock in advance of the Effective Time and converted into the right to receive the Per Share Price in accordance with Section 2.7.

6.5           Anti-Takeover Laws. Neither Parent nor the Company will take any action that would cause any “anti-takeover” Law (including Section 203 of the DGCL) to become applicable to this Agreement or the Merger, and each of Parent, the Company and the Company Board will (a) take all actions within their power to ensure that no “anti-takeover” Law is or becomes applicable to the Merger; and (b) if any “anti-takeover” Law (including Section 203 of the DGCL) is or becomes applicable to the Merger, take all action within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Law on the Merger.

6.6           Access.

(a)           In General. During the Pre-Closing Period, the Company will, and will cause its Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books and records and current Service Providers of the Company and its Subsidiaries (including (x) in connection with any Security Assessment and/or Source Code Scan; provided that in no event will Parent or its Affiliates be permitted access to any confidential Software included in the Company Intellectual Property in source code form, and (y) true, correct and complete copies of Tax Returns and other records relating to Taxes); provided that the Company will, and will cause its Subsidiaries to, provide Parent true, correct and complete copies of each income Tax Return (including any workpapers, amended income Tax Return or claim for refund) and all other material Tax Returns promptly after filing which, for convenience, can be delivered ten (10) Business Days after the end of each month for any Tax Return filed in the prior month), except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information so long as the Company has used its reasonable best efforts to permit inspection of or to disclose such information and to respond in a timely manner to all subsequent queries by Parent and its Representatives based on such information on a basis that does not compromise the Company’s attorney-client privilege, work product doctrine or other privilege with respect thereto; or (iii) access to a Contract in effect as of the date of this Agreement to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract and the Company has concluded that providing Parent access to such Contract under the terms of this Agreement and the Confidentiality Agreement would expose the Company to an unreasonable risk of liability; provided, that with respect to the foregoing clauses (i) through (iii), the Company shall use its reasonable best efforts to implement appropriate measures (agreeable to Parent) to remove or minimize the bases under clauses (i) through (iii) to the provision of access to such information and documentation, including obtaining consents from third parties, entrance into joint defense arrangements, use of “clean team” procedures, and redaction to the extent necessary. Any investigation conducted pursuant to the access contemplated by this Section 6.6 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures, reasonable health and safety measures and insurance requirements, and will not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including any Phase II environmental assessments. Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its obligations set forth in this Section 6.6 by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law as a result or COVID-19 or any COVID-19 Measures. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.6. All requests for access pursuant to this Section 6.6 must be directed to the Company’s General Counsel or another person designated in writing by the Company.

(b)           Security Assessment; Code Scan. Subject to applicable Law, the Company shall (and shall cause its Subsidiaries, employees and other Representatives to):

(i)          upon Parent’s request, engage and allow Parent and its authorized Representatives (“Security Assessment Team”) to conduct (subject to the obligation of Parent to comply, and to cause its Representatives to comply, with all “clean team,” information barrier, confidentiality and other appropriate arrangements and protocols as may be reasonably required by the Company) a reasonable security assessment of the IT Assets and other systems and controls of the Company and its Subsidiaries, including through audits, penetration testing, vulnerability scanning, or reviews of any applicable tools, Company Software, policies and Contracts (a “Security Assessment”); provided, that in no event will the specific details of any controls used by the Company or any of its Subsidiaries be provided to any employees of Parent other than those who are on the Security Assessment Team; and

(ii)         upon Parent’s request, engage or assist Parent with engaging, in each case at Parent’s cost, a third party service provider reasonably acceptable to the Company to conduct a scan of all of the Company’s and its Subsidiaries’ material Software (including the source code to any Company Product and tools, scripts, and other materials), including to identify and report on the quality, provenence, contents, and rights associated with the use thereof, and the use of Open Source Software therein (a “Source Code Scan”), and the Company shall provide Parent, at Parent’s cost, with a copy of any report detailing the service provider’s findings of the Source Code Scan promptly following receipt of such report; provided, however, that the copy of the report provided will not include a description of specific details of the Company’s source code other than the Open Source Software.

(c)           Integration Planning. Subject to applicable Law, the Company will make available officers and other employees of the Company, at reasonable intervals, to discuss integration and transition arrangements in connection with the transactions contemplated by this Agreement.

(d)           No Modification, etc. No information or knowledge obtained by Parent or Merger Sub pursuant to this Section 6.6 or Section 6.12, during due diligence, or otherwise (except to the extent expressly provided in this Agreement with respect to the contents of the Company Disclosure Letter, which may not be amended or supplemented after the date of this Agreement) shall (i) limit, modify or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement; (ii) otherwise prejudice in any way the rights and remedies of Parent and Merger Sub contained in this Agreement; (iii) be deemed to affect or modify Parent’s or Merger Sub’s reliance on the representations, warranties, covenants and agreements made by the Company in this Agreement; or (iv) be deemed to amend or supplement the Company Disclosure Letter or prevent or cure any misrepresentation, breach of warranty or breach of covenant by the Company.

6.7          Remediation. During the Pre-Closing Period, subject to applicable Law, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to cause its and their respective Representatives to, on a timely basis, upon the reasonable written request of Parent or any of its Representatives, provide reasonable cooperation in connection with (i) any remediation of any material issues identified as part of a Security Assessment or in the Source Code Scan (including by deleting, modifying or abandoning any applicable Company Software or Company Data associated with such material issues); or (ii) any other material issues identified by Parent during due diligence (it being understood that the Company will be under no obligation to take any action prior to the Closing that would have an adverse impact on its business prior to the Closing); provided, that, the failure of the Company to comply with this clause (ii) of this Section 6.7 will not be taken into account for purposes of determining whether any conditions set forth in ARTICLE VII have been satisfied. Any out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with any such request shall be reimbursed by Parent.

6.8          Section 16(b) Exemption. Prior to the Effective Time, the Company will take all actions necessary or reasonably requested by any Party to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt pursuant to Rule 16b 3 promulgated under the Exchange Act.

6.9          Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)           Indemnified Persons. The Surviving Corporation and its Subsidiaries, as the case may be, will (and Parent will cause the Surviving Corporation and its Subsidiaries, as the case may be, to) honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries, as the case may be, pursuant to any indemnification agreements between the Company and any of its Subsidiaries, on the one hand, and any of their respective current or former directors or officers (and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (collectively, the “Indemnified Persons”), to the extent permitted by applicable Law. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries, as the case may be, will (and Parent will cause the Surviving Corporation and its Subsidiaries, as the case may be, to) cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its Subsidiaries, as the case may be, to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Charter, the Bylaws and the other similar organizational documents of the Subsidiaries of the Company, as applicable, as of the date of this Agreement. During such six (6) year period, such provisions may not be repealed, amended or otherwise modified in any manner adverse to the beneficiaries thereof except as required by applicable Law.

(b)           D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain in effect the D&O Insurance in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.9(b), the Surviving Corporation will not be obligated to pay annual premiums in excess of 300 percent of the amount paid by the Company for coverage for its last full fiscal year (such 300 percent amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, and in lieu of maintaining the D&O Insurance pursuant to this Section 6.9(b), the Company may purchase a prepaid “tail” policy (the “Tail Policy”) with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the annual cost for the Tail Policy does not exceed the Maximum Annual Premium. If the Company purchases the Tail Policy prior to the Effective Time, then the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain the Tail Policy in full force and effect and continue to honor its obligations thereunder for so long as the Tail Policy is in full force and effect.

(c)           Successors and Assigns. Proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.9 if Parent, the Surviving Corporation or any of their respective successors or assigns either (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person.

(d)           No Impairment; Third Person Beneficiary Rights. The obligations set forth in this Section 6.9 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person (and his or her heirs and representatives) who is a beneficiary pursuant to the D&O Insurance or the Tail Policy) without the prior written consent of such affected Indemnified Person or other person. Each of the Indemnified Persons or other persons (and his or her heirs and representatives) who are beneficiaries pursuant to the D&O Insurance or the Tail Policy are intended to be third party beneficiaries of this Section 6.9, with full rights of enforcement of this Section 6.9. The rights of the Indemnified Persons (and other persons (and his or her heirs and representatives) who are beneficiaries pursuant to the D&O Insurance or the Tail Policy) pursuant to this Section 6.9 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Charter and Bylaws; (ii) the similar organizational documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law.

(e)           Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.9 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.10        Employee Matters.

(a)           Existing Arrangements. From and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) honor all of the Company Benefit Plans in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the foregoing but subject to Section 6.10(c), nothing will prohibit Parent or the Surviving Corporation from amending or terminating any such Company Benefit Plans in accordance with their terms or if otherwise required pursuant to applicable Law.

(b)           Employment; Benefits. For the one (1) year period immediately following the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) provide to each Continuing Employee, for so long as such Continuing Employee remains employed by Parent, its Subsidiary or the Surviving Corporation, (i) base salary and annual cash target bonus opportunities that are substantially comparable in the aggregate to the base salary and annual cash target bonus opportunities provided to such Continuing Employee as of immediately prior to the Effective Time and (ii) health and welfare benefits that are substantially similar to those health and welfare benefits that are provided to similarly situated employees of Parent or its Subsidiaries, as determined by Parent; provided, however, that no defined benefit pension, post-retirement medical, equity-based, retention, change-in-control, severance or other special or non-recurring compensation or benefits provided prior to the Closing Date shall be taken into account for purposes of this covenant.

(c)           New Plans.

(i)          At or after the Effective Time, Parent will, or will cause the Surviving Corporation or any other Subsidiary of Parent to, use commercially reasonable efforts to the extent permitted by the terms of Parent’s existing benefit plans and applicable Law, provide that each Continuing Employee receives credit for all service with the Company and its Subsidiaries prior to the Effective Time and with Parent, the Surviving Corporation, and any of their Subsidiaries on or after the Effective Time, for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement) under each of the comparable employee benefit plans, programs and policies of Parent, the Surviving Corporation or the relevant Subsidiary, as applicable (“New Plans”), in which such Continuing Employee becomes a participant and in each case subject to the applicable information being provided to Parent in a form that Parent reasonably determines in its sole discretion is administratively feasible to take into account under its plans; except that such recognition of service will not apply (A) for purposes of any equity or equity-based plans (including any entitlement to equity acceleration in connection with retirement); (B) for purposes of any plan that provides retiree welfare benefits; (C) for purposes of benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement pension plan benefits other than as required by applicable Law in non-US jurisdictions; (D) to the extent that it would result in duplication of coverage or benefits; or (E) for purposes of any plan, program or arrangement (1) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (2) that is grandfathered or frozen, either with respect to level of benefits or participation.

(ii)           In addition, and without limiting the generality of the foregoing, with respect to each New Plan that is an “employee welfare benefit plan” (as that term is defined in Section 3(1) of ERISA) (other than the Company Benefit Plans) for the purpose of providing for such plan’s participants or their beneficiaries, medical, surgical or hospital care or benefits for the benefit of any Continuing Employees, Parent will, or will cause the Surviving Corporation or any Subsidiaries of Parent to, use commercially reasonable efforts to the extent permitted by such New Plan and applicable Law, to cause (A) all waiting periods, pre-existing conditions or limitations, physical examination requirements, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in such plan, was subject to such conditions under the comparable Company Benefit Plan, and (B) any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the plan year that includes the Closing Date to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, co-payments, coinsurance, offset and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan, subject to the applicable information being provided to Parent in a form that Parent reasonably determines in its sole discretion is administratively feasible to take into account under its plans.

(d)           Qualified Plans. Unless Parent provides written notice to the Company no later than ten (10) Business Days prior to the Closing Date to the contrary, the Company Board shall adopt resolutions providing that no rights to contributions will accrue after, and that each Qualified Plan and each Company Benefit Plan that is a cafeteria plan qualifying under Section 125 of the Code shall be terminated, as of the day immediately prior to the Closing Date (but conditioned upon the occurrence of the Closing). The Company and Parent shall cooperate in good faith prior to the Closing with respect to the preparation and execution of all documentation necessary to effect the foregoing termination, and the Company shall provide Parent a reasonable opportunity to review and comment on all such documentation. To the extent that any Qualified Plans or cafeteria plan is terminated pursuant to Parent’s request, the Continuing Employees shall be eligible to participate in a 401(k) plan or cafeteria plan (as applicable) maintained by Parent or any of its Subsidiaries or Affiliates as soon as reasonably practicable following the Closing Date.

(e)           Company Equity-Based Awards. To the extent permitted by applicable Law (including applicable Data Protection Requirements), the Company shall use its reasonable best efforts to deliver to Parent, not less than ten (10) Business Days prior to the Closing Date, a schedule in a form reasonably acceptable to Parent, which shall include the information set forth below:

(i)          With respect to each holder of a Company Option: (A) such holder’s name, address, e-mail address and, if available to the Company, social security number (or tax identification number, as applicable), (B) the number of shares of Company Common Stock underlying each Company Option held by such holder, (C) the respective exercise price per Share of such Company Options, (D) the respective grant date(s) of such Company Options and any changes thereto, (E) the respective vesting schedule with respect to such Company Options and any changes thereto (including the number of shares subject to each such Company Option that are vested and unvested as of the date of such schedule), (F) whether such Company Option is intended to qualify as an “incentive stock option” under Section 422 of the Code, (G) whether any amount is required to be withheld and (H) such other relevant information that Parent may reasonably require.

(ii)         With respect to each holder of a Company RSU or Company PSU: (A) such holder’s name, address, e-mail address and, if available to the Company, social security number (or tax identification number, as applicable), (B) the number of shares of Company Common Stock underlying each Company RSU and/or Company PSU held by such holder, (C) the respective grant date(s) of such Company RSUs and/or Company PSUs and any changes thereto, (D) the respective vesting schedule with respect to such Company RSUs and/or Company PSUs and any changes thereto (including the number of shares subject to each such Company RSU or Company PSU that are vested and unvested as of the date of such schedule), (E) whether any amount is required to be withheld, and (F) such other relevant information that Parent may reasonably require.

(f)            Service Provider Communications. Prior to the Closing, the Company shall not issue any formal or informal written or verbal communication (including any electronic communication) regarding the Merger or post-Closing employee benefit plans and compensation in connection with this Agreement that is intended for broad-based and general distribution to Service Providers without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). In connection with obtaining such consent, the Company will provide Parent with a copy of any such proposed communications and will provide Parent with a reasonable opportunity to review and comment on such communications prior to distribution, and the Company will give good faith consideration to such comments. Notwithstanding anything to the contrary in this Section 6.10(f), the Company may issue communications that are consistent with (i) communications previously approved by Parent or (ii) prior press releases, public announcements, public statements or other public disclosures made by Parent or the Company in compliance with this Agreement.

(g)           Section 280G. As soon as reasonably practicable following the date of this Agreement, but in no event later than twenty (20) days following the date of this Agreement, with respect to each “officer” of the Company (as defined in Rule 16a-1 promulgated under the Exchange Act) (each a “Section 16 Officer”) and any other “disqualified individual” of the Company (as defined in Section 280G of the Code), the Company shall furnish to Parent a schedule that sets forth (i) the Company’s reasonable, good faith estimate of the maximum amount (separately identifying single and double-trigger amounts and any tax gross-up payments) that could be paid to such Section 16 Officer or other disqualified individual as a result of the Merger (alone or in combination with any other event), (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such Section 16 Officer or other disqualified individual, and (iii) to the extent reasonably requested by Parent, underlying documentation on which such calculations are based. The Company and Parent agree to use best efforts to cooperate to update the schedules and underlying documentation required by this Section 6.10(g) prior to the anticipated Closing Date.

(h)           Labor Agreements. To the extent that any Labor Agreement requires the Company or any of its Subsidiaries to consult with, provide notice to, or obtain the consent or opinion of any Labor Entities, the Company shall use its reasonable best efforts to comply with any such obligations.

(i)            No Third Person Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, neither this Section 6.10 nor any provisions of this Agreement relating to Company Benefit Plans will be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee for any reason; (ii) subject to the limitations and requirements specifically set forth in this Section 6.10 require Parent, the Surviving Corporation or any of their respective Subsidiaries to maintain or continue any Company Benefit Plan or prevent the amendment, modification, suspension or termination thereof after the Effective Time; (iii) create any third party beneficiary rights in any Person; or (iv) be treated as an amendment of, or undertaking to amend, or establishment of any Company Benefit Plan. This shall not prevent the parties entitled to enforce this Agreement from enforcing any provision in this Agreement, but no other party shall be entitled to enforce any provision in this Agreement on the grounds that it is an amendment to any Company Benefit Plan or any New Plan. If a party not entitled to enforce this Agreement brings a lawsuit or other action to enforce any provision in this Agreement as an amendment to such Company Benefit Plan or New Plan and that provision is construed to be such an amendment despite not being explicitly designated as one in this Agreement, that provision shall lapse retroactively as of its inception, thereby precluding it from having any amendatory effect.

6.11        Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub and (following the Effective Time) the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.12        Notification of Certain Matters.

(a)           Notification by the Company. During the Pre-Closing Period, the Company will give prompt notice to Parent (i) upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case, if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c) to fail to be satisfied at the Closing; (ii) of any notice or other communication received by the Company or any of its Subsidiaries, or any of their respective Representatives, from any Person alleging that the consent, approval, permission of or waiver from such Person is or may be required in connection with the Merger; or (iii) of any notice or other communication received by the Company or any of its Subsidiaries, or any of their respective Representatives, from any Governmental Authority in connection with the Transactions. No such notification shall (A) limit, modify or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement; (B) otherwise prejudice in any way the rights and remedies of Parent and Merger Sub contained in this Agreement; (C) be deemed to affect or modify Parent’s or Merger Sub’s reliance on the representations, warranties, covenants and agreements made by the Company in this Agreement; or (D) be deemed to amend or supplement the Company Disclosure Letter or prevent or cure any misrepresentation, breach of warranty or breach of covenant by the Company. The terms and conditions of the Confidentiality Agreement apply to any information provided to Parent pursuant to this Section 6.12(a).

(b)           Notification by Parent. During the Pre-Closing Period, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure by Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case, if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7.3(a) or 7.3(b) to fail to be satisfied at the Closing. No such notification shall (i) limit, modify or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement; (ii) otherwise prejudice in any way the rights and remedies of the Company contained in this Agreement; or (iii) be deemed to affect or modify the Company’s reliance on the representations, warranties, covenants and agreements made by Parent or Merger Sub in this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to the Company pursuant to this Section 6.12(b).

(c)           Impact of Non-Compliance. The failure of the Company or Parent to comply with this Section 6.12 will not be taken into account for purposes of determining whether any conditions set forth in Article VII have been satisfied.

6.13        Public Statements and Disclosure. Promptly following the execution and delivery of this Agreement, each of Parent and the Company will issue a separate initial press release concerning this Agreement and the Merger in a form reasonably acceptable to the Company (in the case of Parent’s initial press release) and Parent (in the case of the Company’s initial press release). The Company shall obtain Parent’s prior consent (not to be unreasonably withheld, conditioned or delayed), and Parent shall consult with the Company in advance and consider the Company’s comments in good faith prior to, to all other communications, disclosures or talking points to the extent they relate to this Agreement or any of the Transactions and are intended for broad-based or general use with or distribution or disclosure to, current or former employees, suppliers, customers, partners, vendors, institutional investors, stockholders, or analysts or to the public or media, except to the extent such communications, disclosures or talking points are (i) required by applicable Law (provided that, to the extent reasonably practicable, each Party shall consult with the other Party in advance and consider the other Party’s comments in good faith); (ii) subject to Section 5.3, relating to a Superior Proposal or Company Board Recommendation Change; (iii) with respect to any Legal Proceedings exclusively among the Parties or their respective Affiliates related to this Agreement or the Transaction Documents; or (iv) consistent with previous public disclosures made by either Party in compliance with this Section 6.13.

6.14        Transaction Litigation. During the Pre-Closing Period, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. Notwithstanding anything to the contrary in Section 9.2, the notice contemplated by the prior sentence may only be delivered to counsel to Parent and may be delivered by email. The Company will (a) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation; and (c) consider in good faith Parent’s advice with respect to any Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.14, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

6.15        Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law to cause (a) the delisting of the Company Common Stock from Nasdaq as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.16        Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party will use their reasonable best efforts to take such action.

6.17        Parent Vote at Merger Sub. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub (with a copy also sent to the Company) a written consent adopting this Agreement in accordance with the DGCL.

6.18        Compliance with Securities Agreements; Company Convertible Notes and Indebtedness.

(a)           Company Obligations with Respect to the Convertible Notes Indentures.

(i)           Within the time periods required by the terms of each Company Convertible Notes Indenture, the Company will take all actions required by the applicable Company Convertible Notes Indenture to be performed by the Company at or prior to the Effective Time as a result of the execution and delivery of this Agreement or the consummation of the Merger, including the giving of any notices that may be required and delivery to the trustees, holders or other applicable persons, as applicable, of any documents or instruments required to be delivered at or prior to the Effective Time. The Company will deliver a copy of any such notice or other document to Parent at least five (5) Business Days prior to delivering such notice or entering into other document in accordance with the terms of the applicable Company Convertible Notes Indenture and consider in good faith any comments made by Parent with respect thereto.

(ii)         In advance of the Closing, the Company shall use reasonable best efforts to prepare, facilitate and arrange for the delivery of, on the Closing Date, any required certificates, legal opinions, supplemental indentures and other documents required by the Company Convertible Notes Indentures in accordance with the Company Convertible Notes Indentures.

(iii)        In connection with the Merger and the other Transactions, in the event that Parent desires to purchase or obtain consents from the holders of some or all of the Company Convertible Notes, effective immediately prior to (but subject to the occurrence of), on, or after, the Effective Time, whether through open market purchases, privately negotiated transactions, consent solicitations, or one or more offers to purchase the Company Convertible Notes or other similar transactions (including any tender offer or consent solicitation) (any such transaction, a “Repurchase Transaction”), each of the Company, Parent and Merger Sub shall use its respective reasonable best efforts to, and will use its respective reasonable best efforts to cause its respective Affiliates and Representatives (and, in the case of the Company, the trustee) to, reasonably cooperate with one another in good faith to permit such Repurchase Transaction to be effected on such terms, conditions and timing as reasonably requested by Parent, including, if so reasonably requested by Parent, causing such Repurchase Transaction to be consummated substantially concurrently with, but not prior to, the Closing, and Parent shall, and the Company shall reasonably assist and cooperate with Parent to, prepare any documentation related thereto, in form and substance reasonably satisfactory to the Company, and shall provide the Company reasonable time to review such documentation; it being understood that in no event shall the Company or any of its Subsidiaries be required to (i) enter into or approve any documentation referred to in this Section 6.18(a)(iii) that takes effect or is effective prior to the Effective Time, or commence or effect any Repurchase Transaction that will result in such Repurchase Transaction being effective prior to the Effective Time, (ii) incur any financing or provide assistance in obtaining any financing for a Repurchase Transaction, or (iii) bear any out-of-pocket third party cost, fee or expense (including any fees and expenses of outside counsel to the Company) or pay any fee (other than those costs, fees and expenses that Parent commits to reimburse) or provide any indemnity (other than any indemnity that Parent commits to reimburse or indemnify the Company for); it being further understood that, subject to compliance by the Company with this Section 6.18(a)(iii), no such Repurchase Transaction shall delay the Closing beyond the date that it is required to occur under Section 2.3.

(b)           Parent Obligations with Respect to the Convertible Notes Indentures. Following the Effective Time, Parent will use reasonable best efforts to cause the Surviving Corporation to comply with the terms and conditions of each of the Company Convertible Notes Indentures, including the execution of a supplemental indenture as required pursuant to the Company Convertible Notes Indentures, and the delivery of any required certificates, legal opinions, supplemental indenture and other documents required by the Company Convertible Notes Indentures to be delivered in connection with such supplemental indenture, and redemption or any required offer to repurchase any Company Convertible Notes.

(c)           Capped Call Confirmations. Prior to the Effective Time, the Company will (i) take all actions reasonably requested by Parent in connection with exercising options or making elections under, amending, modifying, supplementing. negotiating adjustments to, obtaining waivers of, novating, accelerating, liquidating, terminating early, cancelling or otherwise settling (each, a “Derivative Action”) any of the Company Capped Call Confirmations; (ii) promptly advise Parent of any notices or other communications with the counterparties to any of the Company Capped Call Confirmations in respect of any Derivative Actions (including any adjustments arising out of an Announcement Event (as defined in the Company Capped Call Confirmations)), and (iii) cooperate with Parent in the event Parent seeks to effect a Derivative Action in respect of any of the Company Capped Call Confirmations and the negotiation of any payment, delivery or valuation related thereto. Prior to the Effective Time, the Company will not exercise any right that it may have to effect any Derivative Action under any of the Company Capped Call Confirmations except at Parent’s request; provided, that nothing in this Section 6.18(c) will require the Company to (1) pay any fees, incur or reimburse any costs or expenses, or make any payment or delivery in connection with the Company Capped Call Confirmations prior to the occurrence of the Effective Time; (2) enter into or effect any Derivative Action in respect of any of the Company Capped Call Confirmations that is effective prior to the occurrence of the Effective Time; or (3) refrain from delivering, or delay the delivery of, any notice required by the terms of the Company Capped Call Confirmations.

(d)           Company Forward Stock Purchase Confirmation. Except for the settlement of the Company Forward Stock Purchase Confirmation in accordance with its terms at the stated maturity thereof, prior to the Effective Time, the Company will (i) take all Derivative Actions reasonably requested by Parent in connection with the Company Forward Stock Purchase Confirmation; (ii) promptly advise Parent of any notices or other communications with the counterparties to the Company Forward Stock Purchase Confirmation in respect of any Derivative Action, and (iii) cooperate with Parent in the event Parent seeks to effect a Derivative Action in respect of the Company Forward Stock Purchase Confirmation and the negotiation of any payment, delivery or valuation related thereto. Prior to the Effective Time, the Company will not exercise any right that it may have to effect any Derivative Action under the Company Forward Stock Purchase Confirmation except at Parent’s request; provided, that nothing in this Section 6.18(d) will require the Company to (1) pay any fees, incur or reimburse any costs or expenses, or make any payment or delivery in connection with the Company Forward Stock Purchase Confirmation prior to the occurrence of the Effective Time; (2) enter into or effect any Derivative Action in respect of the Company Forward Stock Purchase Confirmation that is effective prior to the occurrence of the Effective Time; or (3) refrain from delivering, or delay the delivery of, any notice required by the terms of the Company Forward Stock Purchase Confirmation.

(e)           Company Convertible Preferred Stock. Within the time periods required by the terms of the Certificate of Designations, Company will take all actions required by the Certificate of Designations to be performed by the Company at or prior to the Effective Time as a result of the execution and delivery of this Agreement or the consummation of the Merger, including the giving of any notices that may be required and delivery to the holders of Company Convertible Preferred Stock or other applicable persons, as applicable, of any documents or instruments required. The Company will deliver a copy of any such notice or other document to Parent at least five (5) Business Days prior to delivering such notice or entering into other document in accordance with the terms of the Certificate of Designations and consider in good faith any comments made by Parent with respect thereto.

(f)            Payoff of Other Indebtedness. At least three (3) Business Days prior to the Closing, the Company shall obtain and deliver to Parent customary payoff letters for any third party Indebtedness for borrowed money or letters of credit of the Company or any of its Subsidiaries (other than the Company Convertible Notes) in form and substance reasonably satisfactory to Parent evidencing full repayment and satisfaction of all such Indebtedness as of the Closing Date (the “Payoff Letters”), together with any collateral releases, collateral access agreement terminations, mortgage releases, Intellectual Property releases, physical collateral deliveries and other related termination and/or release items in connection therewith. Any such Payoff Letter shall correctly specify the amount necessary to repay in full such Indebtedness as of the Closing Date and shall set forth the account(s) to which such amount(s) shall be paid, and shall acknowledge that, subject to the repayment (or other satisfactory arrangements with respect to outstanding letters of credit) of the aggregate principal amount outstanding under the relevant credit facility, together with all interest accrued thereon, all obligations in respect thereof shall be terminated or released and any Liens or guarantees with respect to such Indebtedness have been or concurrently will be released. The Company shall deliver (i) a draft of each such Payoff Letter to Parent at least five (5) Business Days prior to the anticipated Closing Date and (ii) an executed copy of each such Payoff Letter in substantially similar form at least three (3) Business Days prior to the Closing Date.

6.19        Director Resignations. To the extent requested by Parent at least five (5) Business Days in advance of the Closing, the Company shall use its reasonable best efforts to deliver to Parent evidence reasonably satisfactory to Parent at the Closing of the resignation of the directors of the Company and its Subsidiaries (other than directors of the Subsidiaries of the Company whom Parent informs shall continue to serve in such capacities following the Effective Time), effective at the Effective Time.

ARTICLE VII
CONDITIONS TO THE MERGER

7.1          Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)           Requisite Stockholder Approval. The Requisite Stockholder Approval shall have been obtained at the Company Stockholder Meeting.

(b)           Antitrust and Foreign Investment Laws. (i) The waiting period (and any extensions thereof) (including any timing agreement with the U.S. Department of Justice or the Federal Trade Commission), if any, applicable to the Merger or the Convertible Preferred Transactions pursuant to the HSR Act shall have expired or otherwise been terminated (it being understood that the receipt by any Party of an HSR Reservation Notice shall not result in a failure of the condition set forth in this Section 7.1(b) to be satisfied); and (ii) all approvals, clearances and consents relating to the Merger or the Convertible Preferred Transactions shall have been obtained, and all waiting periods (including any extensions thereof) (including any timing agreements with the applicable Governmental Authorities) relating to the Merger or the Convertible Preferred Transactions shall have expired or otherwise been terminated, in each case, under the Antitrust and Foreign Investment Laws set forth in Schedule 7.1(b) to this Agreement.

(c)           No Prohibitive Injunctions or Laws. No (i) preliminary or permanent injunction or other judgment or Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition will be in effect, (ii) action will have been taken by any Governmental Authority of competent jurisdiction or (iii) Law shall have been enacted, entered, enforced or deemed applicable to either the Merger or the Convertible Preferred Transactions by any Governmental Authority of competent jurisdiction that, in the case of each of the foregoing clauses (i), (ii) and (iii), prevents, materially restrains or materially impairs the consummation of the Merger or the Convertible Preferred Transactions (any such injunction, judgment, Order, restraint, prohibition, action or Law, a “Restraint”).

7.2          Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a)           Representations and Warranties.

(i)          Other than the representations and warranties listed in Section 7.2(a)(ii) and Section 7.2(a)(iii), the representations and warranties of the Company set forth in Article III shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for such failures to be true and correct as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii)          The representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5(a), Section 3.7(a)(v), Section 3.7(d), Section 3.12(a) and Section 3.26 (A) that are not qualified by Company Material Adverse Effect shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); and (B) that are qualified by Company Material Adverse Effect shall be true and correct (without disregarding such Company Material Adverse Effect qualifications) as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(iii)        The representations and warranties set forth in Section 3.7(a)(i), Section 3.7(a)(ii), Section 3.7(a)(iii), Section 3.7(a)(iv), Section 3.7(b) and Section 3.7(c) shall be true and correct as of the Capitalization Date, except for de minimis inaccuracies.

(b)          Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with all covenants and obligations in this Agreement required to be performed and complied with by it at or prior to the Closing.

(c)          Absence of Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement.

(d)          Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

(e)          No Remedy Action. No Order arising under any of the Antitrust and Foreign Investment Laws, and no Antitrust and Foreign Investment Laws, shall have been issued, enacted, rendered, promulgated, enforced, formally deemed applicable or formally asserted by any Governmental Authority of competent jurisdiction that will expressly impose a Remedy Action in connection with the consummation of either the Merger or the Convertible Preferred Transactions.

7.3          Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a)           Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for such failures to be true and correct as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed and complied in all material respects with all covenants and obligations in this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c)          Officer’s Certificate. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII
TERMINATION

8.1          Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of the Requisite Stockholder Approval (except as otherwise provided in Section 8.1(i)), only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)           by mutual written agreement of Parent and the Company;

(b)           by either Parent or the Company if any Restraint has become final and non-appealable, except that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party whose action or failure to act constitutes a material breach by such Party of this Agreement (it being understood that a breach of this Agreement by Merger Sub will be deemed to be a breach by Parent for purposes of this Agreement) and has been the primary cause of, or primarily resulted in, such Restraint or in such Restraint becoming final and non-appealable or failing to be removed;

(c)           by either Parent or the Company if the Effective Time has not occurred by 11:59 p.m. on March 7, 2023 (such time and date, as it may be extended by the proviso to this Section 8.1(c), the “Termination Date”); provided, that (i) if as of 11:59 p.m. on March 7, 2023, any of the conditions set forth in Section 7.1(b), Section 7.1(c) (if such Restraint arises as a result of an Antitrust and Foreign Investment Law) or Section 7.2(e) have not been satisfied, then the Termination Date shall automatically be extended (without any action required by any Party) to 11:59 p.m. on June 7, 2023; and (ii) if as of 11:59 p.m. on June 7, 2023, any of the conditions set forth in Section 7.1(b), Section 7.1(c) (if such Restraint arises as a result of an Antitrust and Foreign Investment Law) or Section 7.2(e) have not been satisfied, then the Termination Date shall automatically be extended (without any action required by any Party) to 11:59 p.m. on September 7, 2023, it being understood that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to any Party whose action or failure to act constitutes a material breach by such Party of this Agreement (it being understood that a breach of this Agreement by Merger Sub will be deemed to be a breach by Parent for purposes of this Agreement) and has been the primary cause of, or primarily resulted in, the failure of the Effective Time to have occurred prior to the Termination Date;

(d)          by either Parent or the Company if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting at which a vote is taken on the adoption of this Agreement;

(e)           by Parent if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, if (i) such breach or failure to perform would result in the failure of a condition set forth in Section 7.1 or Section 7.2 and (ii) such breach or failure to perform is incapable of being cured or is capable of being cured but has not been cured by the Company within forty-five (45) calendar days (or such shorter period of time as remains prior to the then-applicable Termination Date) after written notice has been given by Parent to the Company of such breach or failure to perform, except that Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) if, at the time that such termination would otherwise take effect in accordance with the foregoing, Parent or Merger Sub is in material breach of this Agreement;

(f)            by Parent if at any time (i) there has been a Company Board Recommendation Change, (ii) the Company shall have entered into an Alternative Acquisition Agreement, or (iii) the Company shall have committed a material and Willful Breach of Section 5.3 or Section 6.3;

(g)           by Parent if an Order arising under any of the Antitrust and Foreign Investment Laws, or any Antitrust and Foreign Investment Laws, shall have been issued, enacted, rendered, promulgated, enforced or deemed applicable by any Governmental Authority of competent jurisdiction that will expressly impose a Remedy Action in connection with the consummation of either the Merger or the Convertible Preferred Transactions and such imposition of such Remedy Action shall have become final and non-appealable, except that the right to terminate this Agreement pursuant to this Section 8.1(g) will not be available to Parent if Parent’s action or failure to act constitutes a material breach by Parent of this Agreement (it being understood that a breach of this Agreement by Merger Sub will be deemed to be a breach by Parent for purposes of this Agreement) and has been the primary cause of, or primarily resulted in, the imposition of such Remedy Action or in such Remedy Action becoming final and non-appealable or failing to be removed;

(h)           by the Company if Parent or Merger Sub has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, if (i) such breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3 and (ii) such breach or failure to perform is incapable of being cured or is capable of being cured but has not been cured by the Company within forty-five (45) calendar days (or such shorter period of time as remains prior to the then-applicable Termination Date) after written notice has been given by the Company to the Parent of such breach or failure to perform, it being understood that the Company will not be entitled to terminate this Agreement under this Section 8.1(h) if, at the time that such termination would otherwise take effect in accordance with the foregoing, the Company is in material breach of this Agreement; or

(i)            by the Company (at any time prior to receiving the Requisite Stockholder Approval) if (i) the Company has received a Superior Proposal; (ii) the Company Board (or a committee thereof) has authorized the Company to execute and deliver a definitive Alternative Acquisition Agreement for the Acquisition Transaction contemplated by that Superior Proposal and the Company and the counterparties thereto execute and deliver such definitive Alternative Acquisition Agreement concurrently with or promptly following (and in any event on the first (1st) Business Day occurring on or after) the Company’s termination of this Agreement pursuant to this Section 8.1(i); (iii) prior to or concurrently with (and as a condition to the effectiveness of) such termination, the Company pays, or causes to be paid, to Parent or its designee the Company Termination Fee pursuant to Section 8.3(b)(iii); and (iv) the Company has complied with Section 5.3(d)(ii) with respect to such Superior Proposal.

8.2           Manner and Notice of Termination; Effect of Termination.

(a)           Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver written notice thereof to the other Party(ies) setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination.

(b)           Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the mutual written agreement of Parent and the Company or the delivery of written notice by the terminating Party to the other Parties, as applicable. Following the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect, and no Party (or any equity holder, controlling person, partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other Representative of such Party) shall have any liability to the other Party(ies) (or any equity holder, controlling person, partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other Representative of any such Party), as applicable, except, and subject in all respects to this Section 8.2, that Parent’s reimbursement obligations pursuant to Section 6.7, this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement, in each case in accordance with their respective terms. Notwithstanding the previous sentence, but subject to Section 8.3, nothing in this Agreement will relieve any Party from any liability for Willful Breach of this Agreement prior to the termination of this Agreement or Fraud or any party to any Voting Agreement from any liability for breach of such Voting Agreement prior to the termination thereof. No termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which will survive the termination of this Agreement in accordance with its terms.

8.3           Fees and Expenses.

(a)          General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Merger and the other Transactions will be paid by the Party incurring such fees and expenses whether or not the Merger and the other Transactions are consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Payment Agent. Except as set forth in Section 2.9(d), Parent will pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, real property transfer and other similar Taxes or fees, in each case arising out of or in connection with entering into this Agreement and the consummation of the Merger and the other Transactions.

(b)          Company Payments.

(i)           Future Transactions. If (A) this Agreement is validly terminated pursuant to Section 8.1(c) (Termination Date) (and in the case of such termination under Section 8.1(c), the Parent Termination Fee is not payable), Section 8.1(d) (No Vote) or Section 8.1(e) (Company Breach); (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement, an Acquisition Proposal has been publicly announced or publicly disclosed or delivered to the Company Board and, in the case of a termination under Section 8.1(d) (No Vote), such Acquisition Proposal is not withdrawn or otherwise abandoned at least one Business Day before such vote is taken on the adoption of this Agreement; and (C) within one year of such termination, either an Acquisition Transaction (which need not be the Acquisition Transaction referenced under clause (B)) is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction (which need not be the Acquisition Transaction referenced under clause (B)) and such Acquisition Transaction is subsequently consummated (or is subsequently terminated before consummation but a subsequent Acquisition Transaction is entered into in connection with the termination of such Acquisition Transaction and such subsequent Acquisition Transaction is subsequently consummated), then the Company will, concurrently with the consummation of such Acquisition Transaction, pay or cause to be paid to Parent or its designee an amount equal to the Company Termination Fee by wire transfer of immediately available funds to the account designated by Parent or its designee. For purposes of this Section 8.3(b)(i), all references to “15 percent” in the definition of “Acquisition Transaction” will be deemed to be references to “50 percent.”

(ii)        Company Board Recommendation Change. If this Agreement is validly terminated by Parent pursuant to Section 8.1(f) (Change of Recommendation), then the Company must, within two (2) Business Days following such termination, pay or cause to be paid to Parent or its designee the Company Termination Fee by wire transfer of immediately available funds to the account designated by Parent or its designee.

(iii)        Superior Proposal. If this Agreement is validly terminated by the Company pursuant to Section 8.1(i) (Superior Proposal), then the Company must, prior to or concurrently with (and as a condition to the effectiveness of) such termination, pay or cause to be paid to Parent or its designee the Company Termination Fee by wire transfer of immediately available funds to the account designated by Parent or its designee.

(c)           Parent Payments. If this Agreement is validly terminated:

(i)          by Parent or the Company pursuant to Section 8.1(c) (Termination Date) and, as of the time of such termination, (A) the conditions set forth in at least one of Section 7.1(b), Section 7.1(c) (if such Restraint arises as a result of an Antitrust and Foreign Investment Law) or Section 7.2(e) shall have not have been satisfied or waived; (B) a material breach by the Company of this Agreement has not been the primary cause of, or primarily resulted in, one or more of the conditions in Section 7.1(b), Section 7.1(c) (if such Restraint arises as a result of an Antitrust and Foreign Investment Law) or Section 7.2(e) to not be satisfied; and (C) all other conditions to the obligations of Parent and Merger Sub to effect the Merger set forth in Section 7.1 and Section 7.2 have been satisfied or (to the extent permitted by applicable Law) waived (or, in the case of those conditions that by their terms are to be satisfied at the Closing, such conditions are capable of being satisfied if the Closing were to occur); or

(ii)        by Parent or the Company pursuant to Section 8.1(b) (Nonappealable Restraint) (if such Restraint arises as a result of an Antitrust and Foreign Investment Law) or by Parent pursuant to Section 8.1(g) (Nonappealable Remedy Action), and, as of the time of such termination, (A) a material breach by the Company of this Agreement has not been the primary cause of, or primarily resulted in, such Restraint or such imposition of such Remedy Action as specified in Section 8.1(b) or Section 8.1(g); and (B) all conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.1 and Section 7.2 (other than the conditions set forth in Section 7.1(b), Section 7.1(c) (if such Restraint arises as a result of an Antitrust and Foreign Investment Law) or Section 7.2(e)) have been satisfied or (to the extent permitted by applicable Law) waived (or, in the case of those conditions that by their terms are to be satisfied at the Closing, such conditions are capable of being satisfied if the Closing were to occur);

then Parent shall pay, or cause to be paid, to the Company or the Company’s designee(s), (A) if such termination notice is delivered on or prior to 11:59 p.m. on March 7, 2023, an amount equal to $328,000,000, (B) if such termination notice is delivered at any time after 11:59 p.m. on March 7, 2023 but on or prior to 11:59 p.m. on June 7, 2023, an amount equal to $394,000,000 and (C) if such termination notice is delivered at any time after 11:59 p.m. on June 7, 2023, an amount equal to $460,000,000 (any fee payable pursuant to this Section 8.3(c), the “Parent Termination Fee”). If the termination that triggers the payment under this Section 8.3(c) is by the Company, then Parent must, within two (2) Business Days following such termination, pay or cause to be paid to the Company or its designee the Parent Termination Fee by wire transfer of immediately available funds to the account designated by the Company or its designee. If the termination that triggers the payment under this Section 8.3(c) is by Parent, then Parent must, concurrently with such termination, pay or cause to be paid to the Company or its designee the Parent Termination Fee by wire transfer of immediately available funds to the account designated by the Company or its designee.

(d)           Single Payment Only; Liquidated Damages. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee, or Parent be required to pay the Parent Termination Fee, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as the case may be, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. The Parties acknowledge and agree that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement; (ii) the damages resulting from the termination of this Agreement under circumstances where the Company Termination Fee or the Parent Termination Fee is payable are uncertain and incapable of accurate calculation; and (iii) without these agreements, the Parties would not enter into this Agreement. Therefore, the Company Termination Fee or the Parent Termination Fee, as the case may be, if, as and when required to be paid pursuant to this Section 8.3 will not constitute a penalty but rather liquidated damages in a reasonable amount that will compensate Parent, Merger Sub and the Parent Related Parties (in the case of payment of the Company Termination Fee) or the Company and the Company Related Parties (in the case of payment of the Parent Termination Fee) in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger.

(e)           Sole and Exclusive Remedy. If this Agreement is validly terminated pursuant to Section 8.1 and the Company Termination Fee or the Parent Termination Fee is payable, then Parent’s receipt of the Company Termination Fee, or the Company’s receipt of the Parent Termination Fee, as the case may be, will be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties or of the Company Related Parties against the Parent Related Parties, respectively, in respect of this Agreement, the Transaction Documents, the transactions contemplated by this Agreement or the Transaction Documents, the termination of this Agreement, or the failure to consummate the Merger. Upon payment of the Company Termination Fee or the Parent Termination Fee, as the case may be, in accordance with this Agreement, none of the Company Related Parties or the Parent Related Parties, as the case may be, will have any further liability or obligation to any of the Parent Related Parties or the Company Related Parties, as applicable, or any other Person relating to or arising out of this Agreement, the Transaction Documents, the transactions contemplated by this Agreement or the Transaction Documents, or for any matters forming the basis of such termination, except that the Parties or their respective Affiliates (or both) will remain obligated with respect to the Confidentiality Agreement.

(f)           Payment Default. If the Company or Parent, as the case may be, fails to promptly pay any amount due pursuant to Section 8.3(b) or Section 8.3(c) and, in order to obtain such payment, Parent or the Company commences a Legal Proceeding that results in a judgment against the Company or Parent for the amount set forth in Section 8.3(b) or any portion thereof, then the party against whom such judgment has been entered will pay or cause to be paid to Parent or the Company, as applicable, the reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) of such party in connection with such Legal Proceeding, together with interest on such amount or portion thereof at an annual rate equal to the prime rate (as published in The Wall Street Journal or other authoritative source on the date that such payment or portion thereof was required to be made) plus five percent through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law.

ARTICLE IX
GENERAL PROVISIONS

9.1           Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time will survive the Effective Time in accordance with their respective terms.

9.2          Notices.

(a)           Addresses for Notice. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly delivered and received using one or a combination of the following methods: (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (iii) immediately upon delivery by hand; or (iv) on the date sent by email (except that notice given by email will not be effective unless either (A) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 9.2 or (B) the receiving Party delivers a written confirmation of receipt of such notice either by email or any other method described in this Section 9.2 (excluding “out of office” or other automated replies)). In each case, the intended recipient is set forth below:

if to Parent, Merger Sub or the Surviving Corporation to:

Google LLC

1600 Amphitheatre Parkway

Mountain View, CA 94043

Attn:        Svilen Karaivanov, M&A Legal

 Andrew Coombs, M&A Legal

Email:     ma-notice@google.com

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

31st Floor

New York, New York 10022

Attn:       Ethan A. Klingsberg

Paul M. Tiger

Email:     ethan.klingsberg@freshfields.com
                  paul.tiger@freshfields.com

if to the Company (prior to the Effective Time) to:

Mandiant, Inc.

11951 Freedom Drive, 6th Floor

Reston, VA 20190

Attn:      Richard Meamber

Email:    richard.meamber@mandiant.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

Attn:       Douglas K. Schnell

Melissa V. Hollatz

Katherine H. Ku

Email:     dschnell@wsgr.com

mhollatz@wsgr.com

kku@wsgr.com

(b)        Additional Procedures. Rejection or other refusal to accept any notice properly delivered hereunder will be deemed to be receipt of any notice pursuant to this Section 9.2 as of the date of such rejection or refusal. Any notice received by the addressee on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or any of the other details specified in or pursuant to this Section 9.2 through a notice given in accordance with this Section 9.2, except that notice of any such change will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (i) specified in such notice; or (ii) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3           Amendment. Subject to applicable Law and the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that if the Company has received the Requisite Stockholder Approval, then no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without receiving such approval.

9.4          Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth in this Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party in this Agreement; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained in this Agreement. Any agreement by a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

9.5           Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other Parties, except that Parent and Merger Sub will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Effective Time (a) in connection with a merger or consolidation involving Parent or Merger Sub or other disposition of all or substantially all of the assets of Parent, Merger Sub or the Surviving Corporation; or (b) to any of their respective Affiliates. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations under this Agreement.

9.6           Confidentiality. Parent, Merger Sub and the Company acknowledge that Parent and the Company have previously executed the Confidentiality Agreement, which will continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective Representatives will hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement.

9.7           Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to in this Agreement, including the Confidentiality Agreement, the other Transaction Documents and the Company Disclosure Letter constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the (i) Effective Time and (ii) date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated.

9.8           Third Party Beneficiaries. Except as set forth in Section 6.9 and this Section 9.8, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies under this Agreement, except (a) as set forth in or contemplated by Section 6.9; and (b) after, and only after, the Effective Time, the rights of the holders of shares of Company Common Stock, Company Equity-Based Awards and Company Options to receive the consideration on and subject to the terms set forth in Article II.

9.9           Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10        Remedies.

(a)           Remedies Cumulative. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement or by applicable Law on such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)          Specific Performance.

(i)           Irreparable Damage. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions that are required of it by this Agreement in order to consummate the Merger) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms of this Agreement (including specific performance to cause the other Parties to consummate the Merger, subject to the satisfaction or waiver of the conditions set forth in Article VII); (B) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement.

(ii)         No Objections; Cooperation. The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Parties pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. Each Party agrees that it will use its reasonable best efforts to cooperate with the other Parties in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance to attempt to fully resolve any dispute between the Parties prior to the Termination Date.

9.11        Governing Law. This Agreement is governed by and construed in accordance with the Laws of the State of Delaware.

9.12        Consent to Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to this Agreement, the Merger and the other transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, but nothing in this Section 9.12 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Chosen Courts in the event that any dispute or controversy arises out of this Agreement, the Merger and the other transactions contemplated by this Agreement; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Chosen Court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement, the Merger and the other transactions contemplated by this Agreement in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

9.13        WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY ACKNOWLEDGES AND AGREES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (b) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (c) IT MAKES THIS WAIVER VOLUNTARILY; AND (d) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13.

9.14        Counterparts. This Agreement and any amendments to this Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or through an electronic signature service (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version delivered in person. No Party may raise the use of Electronic Delivery to deliver a signature, or the fact that any signature, agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense.

9.15        No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, (a) the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative; (b) each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect; and (c) nothing set forth in any provision in this Agreement will (except to the extent expressly stated) in any way be deemed to limit the scope, applicability or effect of any other provision of this Agreement.

[Signature page follows.]

The Parties are signing this Agreement on the date stated in the introductory clause.

GOOGLE LLC

By:	/s/ Sanjay Kapoor
Name: Sanjay Kapoor
Title: Vice President, Corporate Development

DUPIN INC.

By:	/s/ Svilen I. Karaivanov
Name: Svilen I. Karaivanov
Title: CEO and President

[Signature Page to Agreement and Plan of Merger]

Mandiant, Inc.,
a Delaware corporation

By:	/s/ Kevin R. Mandia
Name: Kevin R. Mandia
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF EXCLUSIVE FORUM BY-LAW

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these Bylaws (as either may be amended from time to time) or (d) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court, or for which such court does not have subject matter jurisdiction.

Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the 1934 Act, including any claim arising under Section 14(a) of the 1934 Act.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI. This provision shall be enforceable by any party to a complaint covered by the provisions of this Article XI. For the avoidance of doubt, nothing contained in this Article XI shall apply to any action brought to enforce a duty or liability created by the 1934 Act or any successor thereto.